2025

ANNUAL

REPORT

American States
Water Company

AMERICAN STATES WATER COMPANY

and subsidiaries

Headquartered in San Dimas, CA, the company serves over one million people in ten states.

MASSACHUSETTS

MARYLAND

VIRGINIA

NORTH CAROLINA

SOUTH CAROLINA

KANSAS

CALIFORNIA

NEW MEXICO

TEXAS

FLORIDA

● Regulated Water and Electric Operations: Golden State Water Company (GSWC) and Bear Valley Electric Service, Inc. (BVES)

● Military bases served through American States Utility Services, Inc. (ASUS) contracted services business

Detailed customer information on page 7.

American States Water Company is the parent of Golden State Water Company, Bear Valley Electric Service, Inc. and American States Utility Services, Inc., serving over one million people in ten states. Through its water utility subsidiary, Golden State Water Company, the company provides water service to approximately 265,100 customer connections located within more than 80 communities in Northern, Coastal and Southern California. Through its electric utility subsidiary, Bear Valley Electric Service, Inc., the company distributes electricity to approximately 24,900 customer connections in the City of Big Bear Lake and surrounding areas in San Bernardino County, California. Through its contracted services subsidiary, American States Utility Services, Inc., the company provides operations, maintenance and construction management services for water distribution, wastewater collection, and treatment facilities located on 12 military bases throughout the country under 50-year privatization contracts with the U.S. government and one military base under a 15-year contract.



2025 FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

	2025	2024	Variance	% Change
Income Statement Information				
Total Operating Revenues	$ 658,073	$ 595,459	$ 62,614	10.5%
Total Operating Expenses	454,798	410,976	43,822	10.7%
Operating Income	203,275	184,483	18,792	10.2%
Interest Charges (Net)	41,126	42,508	(1,382)	-3.3%
Net Income	130,442	119,268	11,174	9.4%
Basic Earnings Per Common Share[1]	3.37	3.17	0.20	6.3%
Fully Diluted Earnings per Common Share[1]	3.37	3.17	0.20	6.3%
Dividends Paid per Common Share	$ 1.939	$ 1.791	$ 0.148	8.3%
Average Number of Shares Outstanding	38,550	37,464	1,086	2.9%
Average Number of Diluted Shares Outstanding	38,673	37,583	1,090	2.9%
Balance Sheet Information				
Total Assets	$ 2,715,092	$ 2,500,209	$ 214,883	8.6%
Net Utility Plant	2,296,319	2,099,625	196,694	9.4%
Common Shareholders' Equity	1,045,581	920,051	125,530	13.6%
Long-Term Debt	782,700	640,382	142,318	22.2%
Total Capitalization	1,828,281	1,560,433	267,848	17.2%
Book Value per Common Share	$ 26.75	$ 24.12	$ 2.63	10.9%

[1] Adjusted earnings per share for 2024 was $3.04, excluding the impact of a one-time tax benefit of $0.13 per share recorded during the fourth quarter of 2024 because of receiving a final decision from the CPUC in the water general rate case. 2025 reported earnings per share increased $0.33, or 10.9%, compared to 2024 adjusted earnings per share.



DEAR SHAREHOLDERS,

American States Water Company and its subsidiaries (AWR) continued to deliver safe and reliable service to over one million people in ten states—a mission that drives the entire organization. We are pleased to share the highlights and progress for 2025.

As we look ahead to a new year, we reflect on our 2025 accomplishments and continued progress in positioning the company for growth and stability. We achieved a 10.9% earnings per share (EPS) increase over the prior year on an adjusted basis, received two final, positive general rate case (GRC) decisions, continued to significantly invest in our infrastructure, increased earnings at our contracted services business, expanded the regulated water operations, and grew the dividend once again.

FINANCIAL RESULTS

We are pleased to report strong financial results for 2025 with reported earnings that were $0.20 per share higher compared to 2024, or $0.33 per share higher as adjusted, or 10.9%. Included in the company's reported earnings in 2024 was a tax benefit of $0.13 per share for Golden State Water Company (GSWC) following the final decision in its GRC. Excluding this

item, adjusted earnings for 2024 were $3.04 per share as compared to $3.37 per share for 2025. The increase is largely generated from higher earnings at our regulated utilities due mostly to implementation of new rates, and higher earnings at American States Utility Services, Inc. (ASUS) from an increase in management fee revenue, higher construction activities, and lower interest expenses.

We also achieved a consolidated return on equity (ROE) of 13.3% despite a 15.9% increase in our average consolidated equity balance compared to 2024. Some of the increase in the consolidated equity balance was due to issuance of equity under the At-The-Market offering program. The achieved ROE compares very favorably to other water utilities. We increased our quarterly dividend by 8.3%. As a result, we have increased our calendar year dividend for the 71st consecutive year. Our dividend growth is consistent with our policy of achieving a compound annual dividend growth rate of more than 7% over the long term.

KEY DEVELOPMENTS IN 2025

- In January, the California Public Utilities Commission (CPUC) issued a final decision in GSWC's GRC for 2025-2027. The decision authorizes new rates for these years, with rates retroactive to January 1, 2025. In addition, the decision authorizes the investment of approximately $573.1 million in capital infrastructure over the three-year capital cycle, including $17.7 million of advice letter capital investments. It also authorizes advice letter capital investments of $58.2 million already under construction at the beginning of 2023. Excluding revenues for advice letter capital projects, adopted operating revenues less water supply costs for 2025 increased by approximately $23 million when compared to 2024's adopted levels. GSWC plans to file its next GRC in July 2026 to set rates for 2028-2030.

- GSWC completed the advice letter projects discussed above and filed them concurrently with the 2026 second-year rate increase filings in November. In December, GSWC received approval from the CPUC for the full second-year rate increases, as well as additional revenues related to the advice letter projects, which were permitted to accrue either a full rate of return or interest expense in a memorandum account prior to the filing for recovery. These approvals resulted in higher adopted water revenues less water supply

EARNINGS PER SHARE
Total: $3.37¹

GOLDEN STATE WATER COMPANY (GSWC)
77.4% $2.61

BEAR VALLEY ELECTRIC SERVICE, INC. (BVES)
7.4% $0.25

AMERICAN STATES UTILITY SERVICES, INC. (ASUS)
18.1% $0.61

¹ Also includes the parent company results of -$0.09 per share and the effects of rounding.



REGULATED UTILITIES
Investment per customer connection

2023	2024	2025
$8,573	$9,340	$9,997

costs for 2026 of approximately $32 million compared to 2025's adopted levels, effective January 1, 2026. GSWC must meet an earnings test in each of its rate-making areas before implementing the second- and third-year rate increases, which it successfully achieved for its new rates in 2026.

- GSWC, along with three other investor-owned California water utilities, requested a further extension of the deadline to file their cost of capital applications. In November, the CPUC approved the request, deferring the filing date by one year to May 1, 2027, with a corresponding effective date of January 1, 2028. The CPUC also approved the joint parties' request to leave the current Water Cost of Capital Mechanism in place through the one-year deferral period. With the deferral, GSWC will retain its authorized ROE of 10.06% and a 57% equity ratio through the end of 2027.

- In January, the CPUC issued a final decision in Bear Valley Electric Service, Inc.'s (BVES's) GRC. The decision sets new electric rates for 2023-2026, retroactive to January 1, 2023, and, among other items, authorizes BVES to invest $75.6 million in capital infrastructure over the four-year rate cycle, including at least $23.1 million plus Allowance for Funds Used During Construction (AFUDC) to be filed for revenue recovery through advice letters when the projects are completed. Rate increases for 2025-2026 are not subject to an earnings test and advice letter projects generate additional annual operating revenues when they are completed, placed in service and filed for recovery.

In January 2026, BVES filed a GRC application that will determine new electric rates for the years 2027-2030. Among other things, BVES requested capital budgets of approximately $133 million for the four-year rate cycle, and another approximately $17 million, plus AFUDC, for capital projects to be filed for revenue recovery through advice letters when the projects are completed.

- With a keen eye on growth and increasing our footprint, we've continued to expand our regulated water utility operations in three areas of California.

  - In San Juan Oaks, a new planned community in the state's central coast region, GSWC and the developer completed an agreement to build out, own, and operate the water and wastewater system assets serving 1,300 customer connections. Full build out is expected by 2034 barring any future delays.

  - The CPUC issued a final decision in GSWC's GRC application for its new Sutter Pointe service area in northern California, which establishes initial water service rates for the years 2026-2028. The water system will serve this new planned community of up to 3,800 customer connections during the next five years, and 17,500 dwelling units at full buildout over the longer term (20+ years).

  - More recently in January 2026, GSWC filed an application with the CPUC to acquire the water system assets from Norwalk, a city in Los Angeles County. The application requested the new service area be incorporated into one of GSWC's existing ratemaking areas. The city's service area serves almost 900 customer connections.

- We invested $210.9 million in infrastructure at our regulated utilities, reflecting our continued strong ability to execute our capital plan. For GSWC, the adopted average water rate base from 2021-2026 increased from $980.4 million to $1.673 billion. That represents a compound annual growth rate (CAGR) of 11.3% over the five-year period using 2021 as the base year for the calculation. BVES's adopted average electric rate base has grown from $47.2 million in 2018 to $153.3 million in 2025, reflecting a seven-year CAGR of 18.3%. Our regulated utilities anticipate robust and sustained growth in their rate base over the next few years.

- ASUS contributed EPS of $0.61 in 2025, a 10.9% increase over 2024's contribution, and was awarded $29.4 million in new capital upgrade projects for military contracts expected to be completed through 2028.

- Our record of maintaining strong credit ratings continued this year. We have an A credit rating from S&P on AWR and A+ for GSWC, with stable outlooks on both ratings. These are some of the highest credit ratings in the U.S. investor-owned water utility industry.

- We were honored to receive two recognitions. The first was *TIME's* America's Best Mid-Size Companies 2025. Companies are ranked by Revenue Growth, Employee Satisfaction, and Sustainability Transparency, and we were one of only two investor-owned water utilities on the list. Secondly, we are the only water utility included in Barron's 100 Most Sustainable Companies for 2025. Companies were

scored across 230 environmental, social, and governance performance indicators, from workplace diversity to greenhouse-gas emissions.

- Our regulated utilities' spending with diverse suppliers was 30.8%, exceeding the CPUC's target for the 13th consecutive year. Currently, the CPUC's target is 23%.
- We continue to practice and promote conservation efforts. Water usage per customer by GSWC customers is lower by 38.1% compared to 2007.

CONTINUING TO FOCUS ON LONG-TERM SHAREHOLDER RETURNS

While the total shareholder return of AWR stock was -4.3% for 2025, the 10-year annualized return was 7.7%. A $1,000 investment made in our stock at the end of 2015 would have increased to more than $2,093 by the end of 2025.

71ST CONSECUTIVE YEAR OF ANNUAL INCREASES

Our board of directors increased our quarterly dividend by 8.3%, from $0.4655 per share to $0.5040 per share. Over the last five years, our board has raised the quarterly dividend at a CAGR of 8.5%, consistent with our dividend policy of providing a CAGR of more than 7% over the long term. We've paid a dividend to shareholders every year since 1931, and our unbroken, 71-year series of annual dividend increases places us in an exclusive group of companies listed on the New York Stock Exchange that have achieved that result.

REGULATED UTILITIES: AN EFFECTIVE STRATEGY YEAR AFTER YEAR

Based on financial results discussed previously, our largest subsidiary, GSWC, contributed 77.4% of consolidated EPS in 2025, while BVES contributed 7.4%.

5-YEAR GROWTH IN QUARTERLY DIVIDEND PAYMENTS

per share



CAGR 8.5%
$0.3350
$0.5040
2020
2021
2022
2023
2024
2025

Targeting a compound annual growth rate (CAGR) of more than 7% over the long term.

Key tenets of strategies for our regulated utilities continue to include: (i) delivering outstanding customer service; (ii) driving operational efficiency and minimizing customer costs; (iii) making prudent capital additions and infrastructure investments that also align with state mandates and policy objectives; (iv) maintaining a strong water supply portfolio; (v) providing the right customer incentives for conservation; and (vi) purchasing goods and services from diverse vendors.

Delivering outstanding customer service and driving operational efficiency to keep customer costs low

Outstanding customer service remains our top priority. We've continued to enhance our customer-centric capabilities and offerings, including 24/7 support, online information access, and convenient electronic payment options and account management services. Keeping customer costs low is also a priority, and we accomplish this by monitoring our operational processes to maintain efficiency and effectiveness. We continue to consolidate and centralize operational functions to improve efficiency in serving our customers while lowering costs. These are just some of the examples of our cost control initiatives. As an example of how integral these issues are to the company, our incentive compensation plans are tied to customer satisfaction and cost control.

Making prudent capital additions and infrastructure investments

As mentioned above, our regulated utilities' spending on company-funded capital work during 2025 was $210.9 million, as we continue to invest in our systems for current and future generations.

GSWC's capital program focuses on replacing aged infrastructure and infrastructure additions to meet regulatory requirements, enhance system operations, and meet the key tenets listed above. Company-funded projects during 2025 included the installation of over 20 miles of pipeline, 12 water treatment projects, 29 tank projects, 23 well projects, and significant technology improvements including upgrades to our water systems operations and control infrastructure. This focus results in improved system operations that benefit the communities and customers served by GSWC. In addition, during 2025 GSWC successfully completed advice letter capital projects approved in the latest GRC, some of which had been under construction since 2023 as previously mentioned. GSWC completed these projects and filed them concurrently with the second-year rate increase filings, which were approved by the CPUC in December. As a result, the project costs and accumulated memorandum account balances totaling $80 million were added to the 2026 adopted rate base, generating an incremental revenue requirement of approximately $11 million beginning in 2026 and onward.

CAPITAL INVESTMENTS – REGULATED UTILITIES*

in millions

2021	$142.6
2022	$167.5
2023	$175.7
2024	$235.5
2025	$210.9
5-YEAR TOTAL	**$932.2**

*Company funded

BVES's capital program focuses on ensuring the reliability of the electric system and safety of the communities it serves. During 2025, overall company-funded projects totaled $26.1 million as BVES continued to execute its capital programs.

Maintaining a strong water supply portfolio

We continue to closely monitor our water supplies to ensure a robust supply portfolio for the future. GSWC owns 70,362 acre-feet of adjudicated groundwater rights and a significant number of unadjudicated groundwater rights. In addition, GSWC owns 11,335 acre-feet of surface water rights. We remain intent on preserving the ever-increasing value of these water rights to serve our customers.

Providing the right customer incentives for conservation

California, where we serve our regulated utilities' customers, has experienced drought conditions intermittently for years. That's why we've implemented strong conservation programs, encouraging customers to use less water. We continue to promote conservation through tiered rates, education, free conservation kits, and customer rebates on flow monitoring devices that allow customers to monitor their water usage. With the exception of a recently acquired small rural water system, we have met California's requirement to convert all flat rate water services to metered services by January 1, 2025. The majority of our customers are on conservation tiered rates. With the help of our incentive programs and the public's awareness of the need to conserve, water usage per customer by GSWC customers in 2025 is down 38.1% compared to 2007.

The state remains focused on long-term water conservation efforts to address the impact of climate change. GSWC is well positioned to meet the state water use objectives and other water conservation initiatives.

Conservation saves more than just water. Moving and treating water requires significant electricity. When our customers use less water, it creates an even greater impact by helping to reduce GSWC's energy consumption and aligns with the state's greenhouse-gas emission goals.

BVES has a strategy of procuring a mix of renewable energy credits and renewable energy, which will allow the company to meet the CPUC's Renewables Portfolio Standard requirements. In 2025, BVES's renewable power represented 47% of total retail sales. In addition, BVES has implemented CPUC-approved energy efficiency and solar-initiative programs and was recently approved to construct a solar energy and battery project. If constructed, the project will provide a source of clean, local energy for BVES's customers and allow BVES to purchase energy when it is the least expensive and store it. And finally, our customers are also producers. Approximately 7% of the energy consumed by our BVES customers is now generated by customer-owned solar systems. Our customers continue to conserve electricity in their homes and businesses. Electric usage per customer by BVES customers in 2025 is down by 8.7% compared to 2007.

Purchasing goods and services from diverse vendors

As mentioned above, 2025 marked the 13th consecutive year that our regulated utilities exceeded the CPUC goal for spending with diverse suppliers. Spending was 30.8%, exceeding the CPUC's target of 23%.

AMERICAN STATES UTILITY SERVICES: POSITIONED FOR GROWTH

ASUS has 50-year contracts with the U.S. government to perform operations, maintenance, and capital construction activities on water and wastewater systems at 12 military bases, and one base under a 15-year contract. This provides American States Water Company with opportunities for growth, to diversify risk, and to improve companywide returns. It also contributes to our ability to deliver dividends to shareholders and provides us with the opportunity to proudly serve military personnel and their families.

The key components of ASUS's strategy include: (i) delivering outstanding customer service; (ii) strong financial performance and potential growth with current bases; and (iii) pursuing new base privatizations.

Delivering outstanding customer service

We continue to enhance our relationship with the U.S. government, consistently receiving high marks for our customer service, socioeconomic utilization, business relations, and adherence to schedules for capital construction. Our government clients view our local ground force as "among the best boots on the ground" in delivering superior utility support.

Strong financial performance and potential growth with current bases

ASUS delivered an EPS contribution of $0.61 in 2025, a 10.9% increase from 2024, reflecting its continued strong growth. Unlike GSWC, which earns a return on its rate base, ASUS earns a profit on its operation, maintenance, and construction activities. In addition to ongoing renewal and replacement construction projects, ASUS receives funding from the U.S. government for new capital upgrade projects at the military bases we serve. During 2025, ASUS was awarded $29.4 million in new construction projects for completion beginning in 2025 through 2028. ASUS collaborates with the government on necessary new projects that will enhance system reliability, improve sustainability, expand the service footprint, and lay the groundwork to meet future demand. At the same time, we focus on the operational efficiency of these projects to continually improve the level of service we provide as well as our financial performance.

Pursuing new base privatizations

Winning new military base privatizations is an important goal for the success of the growth initiatives for both ASUS and the consolidated company. We continue our efforts to win new base contracts and remain confident in ASUS's positioning for future growth as new privatization contracts become available.

COMMUNITY AND SOCIAL RESPONSIBILITY

Engaging with our communities

We continue to engage our customers and communities through our social media platforms, online venues and meetings, and charitable contributions to non-profit organizations. As an example, our GSWC team takes pride in donating to organizations that participate in Operation Gobble, an effort that provides Thanksgiving turkeys in communities GSWC serves.

BVES engaged with customers by providing education on safety and other service matters, including hosting an Earth Day community event. BVES personnel also met with community leaders to discuss safety planning efforts and energy-saving projects. ASUS continued to focus on outreach events and sponsorships that benefit military communities.

CONSTRUCTION EXPENSES–ASUS

in millions

2021	$56.9
2022	$53.2
2023	$57.9
2024	$54.5
2025	$60.6
5-YEAR TOTAL	**$283.1**

Our commitment to ESG

Our commitment to environmental, social responsibility, and governance (ESG) issues remains fundamental to the way we conduct business. Key goals such as customer satisfaction, employee safety, and supplier diversity are all tied to our incentive compensation plans. We are proud of our record of providing high-quality and reliable water, wastewater, and electric services to over one million people, as well as our commitments to conservation, environmental stewardship, and sound governance practices.

Our greatest asset is our people. To strengthen our company, as well as hire and retain a talented workforce, we remain committed to diversity and inclusion at all levels of the organization, in addition to employee safety and well-being.

We remain committed to our core values and strategies as we strive to create lasting value for all stakeholders. On behalf of our board of directors and our employees, thank you for your investment in American States Water.

Anne M. Holloway

ANNE M. HOLLOWAY

Chair of the Board



Robert J. Sprowls

ROBERT J. SPROWLS

President and CEO



GOLDEN STATE WATER COMPANY

Golden State Water Company provides water service to 11 counties in Northern, Coastal and Southern California. Our customers reside in the following areas:

	CUSTOMERS
Northern District	
Arden/Rancho Cordova	17,399
Bay Point	5,113
Clearlake	2,126
Coastal District	
Los Osos	3,315
Santa Maria	15,337
Simi Valley	13,894
San Juan Oaks	107
Central District – Los Angeles County	
Central Basin East	20,411
Central Basin West	20,688
Culver City	9,831
Southwest District – Los Angeles County	
Southwest	54,001
Foothill District	
Claremont	11,540
San Dimas	16,373
San Gabriel	12,946
Mountain/Desert District	
Apple Valley/Victorville	3,128
Barstow	9,106
Calipatria	1,185
Morongo Valley	1,003
Wrightwood	2,798
Orange County District	
Los Alamitos	28,911
Placentia	15,930
Total	**265,142**

BEAR VALLEY ELECTRIC SERVICE, INC.

Bear Valley Electric Service, Inc. distributes electricity to customers in the Big Bear recreational area of California.

	CUSTOMERS
Total	**24,915**

AMERICAN STATES UTILITY SERVICES, INC.

American States Utility Services, Inc. provides operation and maintenance and capital construction and improvements (collectively, "services") of potable water, wastewater, and treatment systems under 50-year privatization contracts* with the U.S. government as identified below:

Massachusetts

Bay State Utility Services LLC provides services to the United States Coast Guard at Joint Base Cape Cod.

Maryland

Terrapin Utility Services, Inc. provides services to the United States Air Force and Navy at Joint Base Andrews. Patuxent River Utility Services LLC provides services to the United States Navy at Naval Air Station Patuxent River.

Virginia

Old Dominion Utility Services, Inc. provides services to the United States Air Force and Army at Joint Base Langley-Eustis, the United States Navy and Army at Joint Expeditionary Base Little Creek-Fort Story, along with wastewater services to the United States Army at Fort Lee (formerly Fort Gregg-Adams).

North Carolina

Old North Utility Services, Inc. provides services to the United States Army at Fort Bragg, Pope Army Airfield, and Camp Mackall.

South Carolina

Palmetto State Utility Services, Inc. provides services to the United States Army at Fort Jackson.

Texas/New Mexico

Fort Bliss Water Services Company provides services to the United States Army at the Fort Bliss military installation in El Paso, Texas. The service area also includes Dona Ana, MacGregor, and Myers Range Camps located in New Mexico.

Florida

Emerald Coast Utility Services, Inc. provides services to the United States Air Force at Eglin Air Force Base.

Kansas

Fort Riley Utility Services, Inc. provides services to the United States Army at Fort Riley.

13 Military Bases

*ASUS has one 15-year contract for the operation at Joint Base Cape Cod

5-YEAR STATISTICAL REVIEW

	2025	2024	2023	2022	2021
Financial Information					
(dollars in thousands, except per share and per customer amounts)					
Revenues by Segment					
Water Revenues	$ 464,114	$ 417,410	$ 433,473	$ 340,602	$ 347,112
Electric Revenues	57,217	51,645	41,832	39,986	38,345
Contracted Services Revenues	136,742	126,404	120,394	110,940	113,396
Total Operating Revenues	658,073	595,459	595,699	491,528	498,853
Net Income[1]	130,442	119,268	124,921	78,396	94,347
Diluted Earnings per Common Share[1]	3.37	3.17	3.36	2.11	2.55
Dividends Paid per Common Share	1.939	1.791	1.655	1.525	1.400
Total Assets	2,715,092	2,500,209	2,246,122	2,034,374	1,900,983
Net Utility Plant	2,296,319	2,099,625	1,892,280	1,753,766	1,626,004
Capital Additions	236,882	231,960	188,540	166,240	144,515
Long-term Debt, net of Issuance Costs	782,700	640,382	575,555	446,547	412,176
Investment per Customer Connection[2]	$ 9,997	$ 9,340	$ 8,573	$ 8,062	$ 7,596
Operating Information					
Water Sold by Classification (mg)					
Residential and Commercial	34,610	34,158	32,935	35,362	37,569
Industrial	263	303	293	300	350
Fire Service and Other	4,414	4,111	3,685	4,402	4,729
Total Water	39,287	38,572	36,913	40,064	42,647
Total Electric Sales (mwh)	137,227	138,808	138,855	142,959	134,228
Water Production by Source (mg)					
Purchased	20,559	17,504	17,685	19,820	21,048
Pumped	21,414	23,537	21,357	22,091	23,958
Surface	1,053	1,394	1,593	1,465	1,215
Total Supply	43,026	42,435	40,635	43,376	46,221
Customers by Classification[3]					
Residential and Commercial	255,850	255,363	254,976	254,171	253,751
Industrial	309	310	316	317	328
Fire Service and Other	8,983	8,884	8,801	8,777	8,691
Total Water	265,142	264,557	264,093	263,265	262,770
Electric	24,915	24,857	24,777	24,705	24,656
Total Company	290,057	289,414	288,870	287,970	287,426
Miles of Main in Service	2,890	2,882	2,878	2,864	2,860
Number of Employees as of December 31	900	846	815	811	808

mg = millions of gallons // mwh = mega-watt hours

[1] Refer to the footnote on Page 1 describing 2025 versus 2024 variances

[2] Regulated utilities

[3] In addition, as of December 31, 2025, the company had 11 contracts with the U.S. government for its contracted services business

10-K



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2025 or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from   to

Commission File Number	Registrant, State of Incorporation Address, Zip Code and Telephone Number	IRS Employer Identification No.
001-14431	**American States Water Company**	95-4676679

Incorporated in California

630 E. Foothill Boulevard,   San Dimas   CA   91773-1212

(909) 394-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares	AWR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Commission File Number	Registrant, State of Incorporation Address, Zip Code and Telephone Number	IRS Employer Identification No.
001-12008	**Golden State Water Company**	95-1243678

Incorporated in California

630 E. Foothill Boulevard, San Dimas   CA   91773-1212

(909) 394-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

American States Water Company	Yes	☒	No	☐
Golden State Water Company	Yes	☐	No	☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

American States Water Company	Yes	☐	No	☒
Golden State Water Company	Yes	☐	No	☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

American States Water Company	Yes	☒	No	☐
Golden State Water Company	Yes	☒	No	☐

Indicate by check mark whether Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or such shorter period that the Registrant was required to submit such files).

American States Water Company	Yes	☒	No	☐
Golden State Water Company	Yes	☒	No	☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

American States Water Company

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

Golden States Water Company

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

American States Water Company ☐
Golden State Water Company ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

American States Water Company ☒
Golden State Water Company ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements.

American States Water Company ☐
Golden State Water Company ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

American States Water Company ☐
Golden State Water Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

American States Water Company	Yes	☐	No	☒
Golden State Water Company	Yes	☐	No	☒

The aggregate market value of all voting and non-voting common shares, no par value, of American States Water Company ("Common Shares") held by non-affiliates of American States Water Company was approximately $2,924,564,166 on June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, based on the closing price per Common Share of American States Water Company as traded on the New York Stock Exchange. As of February 17, 2026, the number of Common Shares of American States Water Company outstanding was 39,082,470. As of that same date, American States Water Company owned all 178.3836 outstanding Common Shares of Golden State Water Company. The aggregate market value of all voting stock held by non-affiliates of Golden State Water Company was zero on June 30, 2025.

Golden State Water Company meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this Form, in part, with the reduced disclosure format for Golden State Water Company.

Documents Incorporated by Reference:

Portions of the Proxy Statement of American States Water Company will be subsequently filed with the Securities and Exchange Commission as to Part III, Item Nos. 10, 11, 13 and 14 and portions of Item 12, in each case as specifically referenced herein.

AMERICAN STATES WATER COMPANY
and
GOLDEN STATE WATER COMPANY

FORM 10-K

INDEX

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GLOSSARY OF TERMS

The following terms and acronyms used in this Form 10-K are defined below:

Term or Acronym	Definition
50-year contract	ASUS's initial 50-year, firm-fixed-price contracts
AFUDC	Allowance for Funds Used During Construction
Arrearage Program	California Water and Wastewater Arrearage Payment Program
ASC	Accounting Standards Codification
ASUS	American States Utility Services, Inc.
ATM	At-The-Market
AWR	American States Water Company
Board	Registrant's Board of Directors
BRRAM	Base Revenue Requirement Adjustment Mechanism
BRRBA	Base Revenue Requirement Balancing Account
BSUS	Bay State Utility Services LLC
BVES	Bear Valley Electric Service, Inc.
Cal Advocates	Public Advocates Office of the California Public Utilities Commission
CCPA	California Consumer Privacy Act
CEMA	Catastrophic Emergency Memorandum Account
COC	Cost of Capital
CPUC	California Public Utilities Commission
DCAA	Defense Contract Auditing Agency
DCMA	Defense Contract Management Agency
DDW	Division of Drinking Water
DRP	Common Share Purchase and Dividend Reinvestment Plan
EBITDA	Earnings Before Income Taxes, Depreciation and Amortization
ECUS	Emerald Coast Utility Services, Inc.
EPA	Economic Price Adjustment
EPS	Earnings Per Share
ERISA	Employee Retirement Income Security Act of 1974, as amended
Exchange Act	Securities Exchange Act of 1934, as amended
Extended Arrearage Program	New Extended Water and Wastewater Arrearage Program
FBWS	Fort Bliss Water Services Company
FRUS	Fort Riley Utility Services, Inc.
FTB	California Franchise Tax Board
GAAP	Generally Accepted Accounting Principles in the United States of America
GHG	Greenhouse Gas
gpcd	Gallons Per Capita Per Day
GSWC	Golden State Water Company
ICBA	Incremental Cost Balancing Account
JBCC	Joint Base Cape Cod
kv	Kilovolt
M-WRAM	Monterey-style Water Revenue Adjustment Mechanism
MAF	Million Acre-Feet
MCBA	Modified Cost Balancing Account
MCL	Maximum Contamination Level
Moody's	Moody's Investors Service
MWD	Metropolitan Water District of Southern California
MWh	Megawatt-Hour

NYSE	New York Stock Exchange
ODUS	Old Dominion Utility Services, Inc.
OEIS	Office of Energy Infrastructure Safety
ONUS	Old North Utility Services, Inc.
PCAOB	Public Company Accounting Oversight Board
PFAS	Perfluoroalkyl Substances
PFBS	Perfluorobutane Sulfonic Acid
PFHxS	Perfluorohexane Sulfonic Acid
PFOA	Perfluorooctanoic Acid
PFOS	Perfluorooctane Sulfonic Acid
ppb	Parts Per Billion
ppt	Parts Per Trillion
PRUS	Patuxent River Utility Services LLC
PSUS	Palmetto State Utility Services, Inc.
REA	Request for Equitable Adjustment
REC	Renewable Energy Credit
Registrant	American States Water Company and Golden State Water Company
ROU	Right-of-Use
RPS	Renewables Portfolio Standard
RSU	Restricted Stock Unit
S&P	Standard and Poor's Global Ratings
SB	Senate Bill
SEC	Securities and Exchange Commission
SERP	Supplemental Executive Retirement Plan
SOFR	Secured Overnight Financing Rate
SWP	State Water Project
SWRCB	State Water Resources Control Board
TSR	Total Shareholder Return
TUS	Terrapin Utility Services, Inc.
U.S.	United States
WCCM	Water Cost of Capital Mechanism
WMP	Wildfire Mitigation Plan
WRAM	Water Revenue Adjustment Mechanism

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K and the information incorporated by reference into this Form 10-K contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the current views of our senior management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and industry in general. Statements that include the words "expect," "intend," "believe," "estimate," "may," "can," "will," "likely," "should," "could," "anticipate," "plan" and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise. Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

- the impact of laws, regulations and policies of regulatory agencies or the U.S. government;

- the ability of GSWC and BVES to recover their respective costs through regulated rates, including increased costs related to aging infrastructure, climate change risks, water quality compliance, renewable energy and greenhouse gas regulations, inflation, tariffs, supply chain disruptions and interest rate increases, while facing customer affordability concerns;

- our contracts for providing services on military bases are provided under long-term, fixed-price contracts subject to annual economic price adjustments and may be suspended or terminated by the U.S. government at any time;

- risks associated with our military base contracts including potential disputes with the U.S. government over contract performance, increases in costs related to the expansion of our military base contract activities, and the performance of subcontractors supporting these operations;

- ASUS is subject to potential government audits or investigations of its business practices and compliance with government procurement statutes and regulations that could result in fines and penalties;

- GSWC and BVES are subject to potential audit and investigations by the CPUC for failure to comply with regulations applicable to public utilities, including failure to comply with state and federal water quality requirements, wildfire mitigation plans, renewable energy legislation, greenhouse gas regulations and other climate related regulations that could result in fines and penalties;

- competition with other companies in bidding on providing utility services on military bases which involves estimating costs and potential profits that may not be realized;

- the impact of water quality and wastewater quality regulations, including the impact of groundwater contamination and rising costs associated with treatment and mitigation of groundwater due to contamination and compliance with regulation;

- asset or business acquisitions may not yield the anticipated benefits;

- the impact of climate change and extreme weather events, including droughts, storms, high wind events, wildfires, flash flooding and other natural disasters, and the effects they could have on our water and electric operations and their ability to continue providing safe and uninterrupted services during these extreme events;

- our assets at our regulated utilities are subject to condemnation by municipalities and other governmental subdivisions;

- increases in the costs of obtaining and complying with the terms of franchise agreements;

- the costs and impacts of adverse publicity, legal and administrative proceedings, settlements, investigations or claims, any of which may lead to increased regulatory oversight, sanctions or reputational harm;

- our ability to control operation and maintenance costs within the amounts that have been approved in rates or estimated in our military base contracts;

- the outbreak of pandemics and other events, such as terrorist activities, that may cause regionwide, statewide, nationwide or even global disruption, which could impact our businesses, operations, cash flows or financial results;

- the inherent risk of property damage and injury to employees or the public arising from electricity generation, transmission and distribution, the handling of hazardous materials and equipment, and proximity to public utility construction and maintenance operations, for which liability may arise regardless of any finding of negligence or fault;

- risks of losses not covered by insurance or recoverable in rates, including the risk of inadequate insurance coverage to cover significant losses due to a wildfire as insurance coverage becomes more expensive or unavailable on reasonable terms;

- the adequacy and cost of water supplies due to fluctuations of weather, climate change, and other uncontrollable factors;

- the impact that water conservation efforts may have on GSWC's operations and costs incurred;

- risks related to inaccurate financing or accounting estimates and changes in accounting, public utility, environmental and tax laws and regulations affecting our business;

- changes in fair value of investments and other assets;

- incomplete or delayed reimbursement from the U.S. government and delays in obtaining decisions from the CPUC on regulated public utility rates that can adversely impact our financial condition and liquidity;

- physical security of our critical assets, personnel and data critical to our business, employees, customers and vendors, and the financial losses or other liabilities associated with failing to maintain safe work sites, equipment, or facilities;

- our ability to successfully maintain and/or upgrade our information technology systems as we are increasingly dependent on the continuous and reliable operation of these systems;

- cybersecurity incidents or information and operational technology outages, including those caused by third-party systems supporting our operations, could disrupt operations and critical technology systems, impair our ability to deliver services, and/or result in the loss or breach of critical and confidential information;

- our ability to attract, retain, train, motivate, develop, and transition key employees;

- failure of our employees to maintain required certifications and licenses or to complete required compliance training;

- changes in interest rates and our ability to borrow funds and access bank and capital markets on reasonable terms, including our ability to finance significant capital expenditures required by our operations, which are increasing;

- the impact of inflation, tariffs imposed and supply chain disruptions on our operational costs and costs of capital that may not be recovered in rates for our regulated utilities and through economic price adjustments for our military bases;

- delays in receiving payment or delays in price adjustments due to canceled or delayed appropriations specific to our projects, reductions in government spending for the military generally or military-base operations specifically or other delays in Congress approving appropriations;

- appropriations and the timing of payment may be influenced by, among other things, the state of the economy, competing political priorities, budget constraints, the timing and amount of tax receipts, government shutdowns and the overall level of government expenditures;

- results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings, interest rate fluctuations, compliance with debt covenants and conditions, delays in receiving general rate case decisions from the CPUC, and general market and economic conditions;

- actions by credit rating agencies to downgrade AWR or GSWC's credit ratings or to place those ratings on negative outlook;

- volatility in the price of our Common Shares;

- declines in the market prices of equity and fixed-income securities and resulting cash funding requirements for defined benefit pension plans and other post-retirement benefit plans;

- reliance on cash flow from our subsidiaries to meet financial obligations and to pay dividends on our Common Shares;

- the geographic concentration of our operations in California and changes in electricity and natural gas prices in the state; and

- other risks and uncertainties described under the heading "Item 1A. Risk Factors" in this Form 10-K.

Although we believe that the expectations reflected in the forward-looking statements are reasonable based on our current knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this Form 10-K and the information incorporated herein by reference reflect our views as of their respective dates and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements and you should carefully consider all of the factors identified in this Form 10-K and the information incorporated herein by reference that could cause actual results to differ. Forward-looking statements speak only as of the date they are made and except as required by law, AWR expressly disclaims an obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. Business

This annual report on Form 10-K is a combined report being filed by two separate Registrants, American States Water Company ("AWR") and Golden State Water Company ("GSWC"). References in this report to "Registrant" are to AWR and GSWC, collectively, unless otherwise specified. GSWC makes no representations as to the information contained in this report relating to AWR and its subsidiaries, other than GSWC.

AWR makes its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, available free of charge through its website, www.aswater.com, as soon as those reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Such reports are also available on the SEC's website at www.sec.gov. AWR also makes available free of charge its code of conduct, its guidelines on significant governance issues, its recoupment policy, its insider trading policy and the charters of its Nominating and Governance Committee, Compensation Committee and Audit and Finance Committee through its website or by calling (877) 463-6297.

Overview

AWR is the parent company of GSWC, Bear Valley Electric Service, Inc. ("BVES") and American States Utility Services, Inc. ("ASUS") (and its wholly-owned subsidiaries: Fort Bliss Water Services Company ("FBWS"), Old Dominion Utility Services, Inc. ("ODUS"), Terrapin Utility Services, Inc. ("TUS"), Palmetto State Utility Services, Inc. ("PSUS"), Old North Utility Services, Inc. ("ONUS"), Emerald Coast Utility Services, Inc. ("ECUS"), Fort Riley Utility Services, Inc. ("FRUS"), Bay State Utility Services LLC ("BSUS"), and Patuxent River Utility Services LLC ("PRUS")).

AWR has three reportable segments: water, electric and contracted services. Within the segments, AWR has three principal business units, water and electric service utility operations conducted through its regulated utilities GSWC and BVES, respectively, and contracted services conducted through ASUS and its subsidiaries.

GSWC is a public water and wastewater utility engaged in the purchase, production, distribution and sale of water in 11 counties in the state of California and provides wastewater collection and treatment services in some areas. GSWC is regulated by the California Public Utilities Commission ("CPUC"). BVES is a public electric utility that distributes electricity in several San Bernardino County mountain communities in California and is also regulated by the CPUC. Additional information regarding public utility regulation is discussed in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* under the section titled *"Regulatory Matters."*

AWR's regulated utilities served 265,142 water customers and 24,915 electric customers at December 31, 2025, or a total of 290,057 customers, compared with 264,557 water customers and 24,857 electric customers at December 31, 2024, or a total of 289,414 customers. Both GSWC's and BVES's operations exhibit seasonal trends. Although both have diversified customer bases, residential and commercial customers account for the majority of water and electric sales and revenues. Revenues derived from commercial and residential customers accounted for approximately 90% of total water and electric revenues for the years ended December 31, 2025, 2024 and 2023.

ASUS, through its wholly owned subsidiaries, has contracted with the U.S. government to provide water and/or wastewater services at various military installations. ASUS operates, maintains and performs construction activities (including renewal and replacement capital work) on water and/or wastewater systems at various U.S. military bases pursuant to an initial 50-year, firm-fixed-price contract and additional firm-fixed-price contracts, task order agreements and contracts with third party prime contractors. ASUS has one subsidiary that has entered into a task order agreement with the U.S. government that has a term of 15 years. Each of the contracts with the U.S. government is subject to termination, in whole or in part, prior to the end of its term for convenience of the U.S. government or as a result of default or nonperformance by the ASUS subsidiary performing the contract. The price for each of these contracts is subject to annual economic price adjustments or task order adjustments. The contracts are also subject to modifications for changes in circumstances, changes in laws and regulations, and additions to the contract value for new construction of facilities at the military bases. AWR generally guarantees performance of all of the contracts of ASUS's subsidiaries.

Pursuant to the terms of the 50-year contracts with the U.S. government, the subsidiaries of ASUS operate the following water and wastewater systems:

Subsidiary	Military Base	Type of System	Location
FBWS	Fort Bliss	Water and Wastewater	Texas and New Mexico
ODUS	Fort Lee	Wastewater	Virginia
ODUS	Joint-Base Langley Eustis and Joint Expeditionary Base Little Creek-Fort	Water and Wastewater	Virginia
TUS	Joint Base Andrews	Water and Wastewater	Maryland
PSUS	Fort Jackson	Water and Wastewater	South Carolina
ONUS	Fort Bragg, Pope Army Airfield and Camp Mackall	Water and Wastewater	North Carolina
ECUS	Eglin Air Force Base	Water and Wastewater	Florida
FRUS	Fort Riley	Water and Wastewater Collection and Treatment	Kansas
PRUS	Naval Air Station Patuxent River	Water and Wastewater	Maryland
BSUS	Joint Base Cape Cod*	Water and Wastewater Collection and Treatment	Massachusetts

*BSUS is the only subsidiary that has entered into a task order agreement serving Joint Base Cape Cod that has a term of 15 years.

Certain financial information for each of AWR's business segments - water distribution, electric distribution, and contracted services - is set forth in Note 17 to the Notes to Consolidated Financial Statements of American States Water Company and its subsidiaries. While AWR's water and electric utility segments are not dependent upon a single or only a few customers, the U.S. government is the primary customer for ASUS's contracted services. ASUS, from time to time, performs work at military bases for other prime contractors of the U.S. government.

Seasonality

The demand for water and electricity varies by season. For instance, there can be a higher level of water consumption during the third quarter of each year when weather in California has been hot and dry. During unusually wet weather, our customers generally use less water. The CPUC had adopted regulatory mechanisms that GSWC had implemented since 2008, and which helped mitigate fluctuations in revenues due to changes in water consumption by our customers in California. The Water Revenue Adjustment Mechanism ("WRAM") and the Modified Cost Balancing Account ("MCBA") were in effect through December 31, 2024. As a result of receiving a final decision in GSWC's latest general rate case application that set new rates for the years 2025 - 2027, GSWC was denied both regulatory mechanisms and instead received authorization to transition to a modified rate adjustment mechanism (a Monterey-style WRAM or "M-WRAM") and an incremental cost balancing account for supply costs effective January 1, 2025. The final CPUC decision did approve GSWC's request for the continuation of a sales reconciliation mechanism, which would allow GSWC to adjust its sales forecast throughout the general rate case cycle to address significant fluctuations in consumption. However, without the continuation of a full revenue decoupling mechanism and a full cost balancing account for water supply, Registrant may be subject to future volatility in revenues and earnings as a result of fluctuations in water consumption by our customers and changes in water supply cost mix. Additional information related to the CPUC's adopted final decision in connection with GSWC's general rate case proceeding is discussed in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operation"* under the section titled *"Overview."*

The demand for electricity in our electric customer service area is greatly affected by winter snow levels. An increase in winter snow levels reduces the use of snow-making machines at ski resorts in the Big Bear area and, as a result, reduces our electric revenues. Likewise, unseasonably warm weather during a skiing season may result in temperatures too high for snow making conditions, which also reduces our electric revenues. The CPUC has adopted regulatory mechanisms for our electric business, which help mitigate fluctuations in the revenues of our electric business due to changes in the amount of electricity used by BVES's customers.

Environmental Regulations

AWR's subsidiaries are subject to extensive environmental regulations. GSWC is required to comply with safe drinking water requirements, including testing to determine constituents in its water supply and customer notification requirements if certain contaminants exceed maximum levels or advisory levels, and requirements to address issues relating to known contamination. The subsidiaries of ASUS are subject to similar requirements in connection with their water and wastewater operations on military bases. GSWC is also responsible for clean-up and remediation at a plant site that contained an underground storage tank. Also, as mandated by legislation enacted in California, BVES is required to submit wildfire mitigation plans to the CPUC and the Office of Energy Infrastructure Safety ("OEIS") for approvals. California requires electric utilities to prepare plans on constructing, maintaining, and operating their electrical lines and equipment to minimize the risk of catastrophic wildfire.

ASUS's subsidiaries are responsible for ensuring compliance with the reduction and/or removal of all constituents required under its wastewater treatment plant operating permits. ASUS works with state regulators and industry associations for the purpose of staying current with emergent issues and proactively addressing any change in wastewater treatment regulation.

The regulated utilities spent approximately $19.3 million in 2025 and expect to spend approximately $20.6 million in 2026 for capital expenditures on environmental control facilities. During 2025, ASUS performed $13.5 million of construction activities (for the benefit of the U.S. government) related to environmental control facilities. ASUS expects to perform $18.8 million construction activities related to environmental control facilities in 2026. In addition, various other capital expenditures at the regulated utilities and construction projects at ASUS are incurred for purposes other than environmental control facilities but may also have some environmental benefits. An environmental control facility is any facility that is reasonably expected to abate, reduce or aid in the prevention, measurement, control of monitoring of noise, air or water pollutants, solid waste, thermal pollution, radiation or other pollutants.

Environmental matters and compliance with such laws and regulations are discussed further in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* under the section titled *"Environmental Matters*."

Climate Change Planning, Risks and Opportunities

Climate change is one area that we focus on as we develop and execute our business strategy and financial planning, both in the short- and long-term and is subject to the oversight of the Board of Directors and senior management. First and foremost, designing and implementing efficient and resilient infrastructure and operational processes not only addresses climate change, but also reduces costs. Our capital investment programs are critical to ensure we can continue delivering reliable, high-quality water, wastewater and electric services without interruption. As a utility company, our operating strategy is dependent on having a reliable infrastructure in place.

The risks posed by climate variability increase the need for us to plan for and address supply resiliency. We address these risks by planning, assessing, mitigating, and investing in our infrastructure for the long-term benefit of our communities. As a provider of an essential product and service, our primary goal is to ensure service is uninterrupted.

GSWC considers the potential impacts of climate change in its water supply portfolio planning and its overall infrastructure replacement plans. We evaluate how water supplies, water quality and water demands may change, and consider mitigation strategies to assist us in being able to deliver water to our customers.

We seek to minimize our greenhouse gas ("GHG") emissions to assist in reducing the effects of climate change. We have studied our GHG emissions levels, set a 2020 baseline, and developed a GHG emissions reduction target of 60% by 2035 from the 2020 baseline. To accomplish this, GSWC and BVES have developed a phased approach, which includes short-, medium- and long-term actions. Our priorities include reductions in energy use and increasing purchases of green energy for our water operations, increasing purchases of green energy for distribution to our electric customers, and reviewing our vehicle fleet needs and electrification. Achievement of this reduction target is contingent on certain external factors, which include the ongoing development of technology.

Water Utility

There are risks to maintaining adequate water quality and/or supply, either from climate variability or other events. They include droughts, changes in weather patterns, natural disasters, wildfires, decisions or actions restricting the use of water from our sources, and/or pumping of groundwater, and contamination or acts of terrorism or vandalism. We consider these potential events in our strategic planning process as we aim to avoid service interruptions and compromised water quality.

Our goal is to maintain adequate and high-quality water supplies. We strive to reach this goal in a number of ways, including monitoring water levels, short- and long-term water supply planning, having a diverse water supply portfolio, developing contingency plans, water efficiency and conservation efforts, and maintaining a strong infrastructure. Additional information on GSWC's water supplies is discussed further in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operation"* under the section titled *"Water Supplies."*

Electric Utility

Climate change has also impacted electric utilities in California due to an increase in wildfires. In addition, power supplies may also become more constrained and more expensive due to regulation of power plants using fossil fuels. BVES's compliance with its wildfire mitigation plans have resulted in an increase in capital expenditures for wildfire mitigation projects. In January 2025, the CPUC adopted a final decision in connection with BVES's general rate case proceeding that set new electric rates for the years 2023-2026. The decision allows BVES to continue investing in the utility infrastructure, all of which is dedicated to improving the system safety and is consistent with BVES's wildfire mitigation plans.

California has established a cap-and-trade program applicable to greenhouse gas emissions. While BVES's power-plant emissions are below the reporting threshold, as a "Covered Entity," BVES has an obligation to file a report with the California Air Resources Board in June of each year under the Greenhouse Gas Mandatory Reporting Regulation. The report will become available publicly in the third quarter of 2026.

The State of California and the CPUC have established renewable energy procurement targets. BVES has entered into a CPUC-approved eleven-year contract for renewable energy credits. With this contract, BVES anticipates meeting most of California's renewable energy statutes addressing this compliance requirement through 2036. BVES is actively seeking both short- and long-term renewable energy contracts and is developing a utility-owned solar facility to fulfill its resource portfolio requirements for the compliance period from 2025 to 2027.

In 2025, BVES's renewable power represented 47% of total retail sales. Renewable energy procurement requirements continue to escalate, reaching 50% by 2026 and 100% carbon free by 2045. BVES has entered into a contract to construct a solar energy project in Big Bear City, subject to obtaining necessary permits. On December 18, 2025, the CPUC adopted a final decision in connection with BVES's application for the Solar and Battery projects that will allow BVES to construct solar generation and energy storage facilities that will provide a source of clean, local energy for BVES's customers.

BVES also offers a distributed generation program, which benefits customers who install a solar or wind-generating facility that produces renewable energy. Those customers can receive a bill credit if their monthly renewable energy production exceeds their on-site use. BVES also has a number of customers on its Net Energy Metering Program (NEM), which was the previous renewable energy program. NEM customers can receive a bill credit if their annual renewable energy production exceeds their on-site use. Approximately 7% of the energy consumed by BVES customers is now generated by customer-owned renewable sources (solar).

BVES is required to comply with the CPUC's greenhouse gas emission performance standards. Under these standards, BVES must file an annual attestation with the CPUC stating that BVES has no new ownership investment in generation facilities exceeding the emission performance standards and no long-term commitments for generation exceeding the standards. In February 2026, BVES filed an attestation that BVES complied with the standards for 2025. At this time, management cannot estimate the impact, if any, that these regulations may have on future costs over BVES's power plant operations or the cost of BVES's purchased power from third party providers.

Competition

The businesses of GSWC and BVES are substantially free from direct and indirect competition with other public utilities, municipalities and other public agencies within their existing service territories. However, GSWC and BVES may be subject to eminent domain proceedings in which governmental agencies, under state law, may acquire GSWC's water systems or BVES's electric system if doing so is necessary and in the public's interest. GSWC competes with governmental agencies and other investor-owned utilities in connection with offering service to new real estate developments on the basis of financial terms, availability of water and ability to commence providing service on a timely basis. ASUS actively competes for business with other investor-owned utilities, other third-party providers of water and/or wastewater services, and governmental entities primarily on the basis of quality of service and price.

AWR Workforce

AWR and its subsidiaries had a total of 900 employees as of December 31, 2025. GSWC had 537 employees as of December 31, 2025. BVES had 48 employees, of which 18 employees are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers, which expires in December 2026. At times, GSWC and BVES use temporary and contract workers for a finite period of time and in a limited capacity to continue a project or workflow until they can hire a regular employee. It is also common for those temporary workers to be hired as a regular, full-time employee.

ASUS and its subsidiaries had a total of 315 employees as of December 31, 2025. FBWS, a subsidiary of ASUS, has 15 employees that are covered by a collective bargaining agreement with the International Union of Operating Engineers. The agreement expires in September 2028.

Our businesses require a combination of complex infrastructure, regulatory expertise and customer service. Ongoing development of our talent across the organization to meet critical business needs is a continual focus, and includes (i) building a culture such that high-potential talent is identified and further developed, (ii) creating career paths that not only move up a specialized ladder, but across the organization, and (iii) offering opportunities for employees to accept new challenges through stretch assignments.

Attracting Qualified Candidates

We strive to hire from our local communities and to have a workforce that is representative, at all job levels, of the communities we serve and from which we recruit. This begins with the recruitment process. We strive to have all aspects of employment, including the decision to hire, promote, discipline, or discharge, be based on merit, competence, performance, and business needs. It is our policy not to discriminate on the basis of race, color, religion, marital status, age, national origin, ancestry, physical or mental disability, medical condition, pregnancy, genetic information, gender, sexual orientation, gender identity or expression, veteran status, or any other status protected under federal, state, or local laws.

Compensation and Benefits

We believe that we pay employees a competitive and fair wage, as benchmarked with other leading companies and the market. Consistent with our principle of valuing personal mastery, we reward employees for improving their skills and capabilities. Our benefits include a defined benefit pension plan for employees hired prior to January 1, 2011, a defined contribution plan for hires or rehires after December 31, 2010, a 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts.

Safety and Training

Strong occupational health and safety practices reduce injuries, keep our workforce healthy, and reduce operating costs. A safe workforce translates into better performance company-wide. We work to create a safety-focused culture in which each individual feels personally responsible for their own safety, the safety of their co-workers, as well as the safety of the communities they serve. Safety performance is included as a metric in the officer and manager compensation programs. Employees attend training in various mandated safety programs that are applicable to their area of operations, including training to meet regulatory safety training requirements and requirements of the Department of Transportation. We also provide training to assist in compliance with local, state, and federal environmental laws.

To reinforce our safety efforts and protocols, company-wide safety inspections at GSWC and BVES are conducted with supervisors. The inspection reports are forwarded to management for review, allocation of resources are made (if needed), and corrective actions are taken. ASUS has a dedicated Safety Coordinator to support each military base installation served. The Safety Coordinator is responsible for regulatory compliance, as well as beneficial health and safety monitoring functions.

Learning and Development

Compliance training is required each year, for each employee. Other types of training are offered on an optional basis. Examples of optional programs include ongoing water operations competencies and education, supervisor development, knowledge capture and management, feedback and measurements to show the value of learning solutions, and administrative oversight for various business competencies relative to mandated training and compliance requirements. We pay for approved external business-related seminars and workshops. Certain positions require employees to maintain all of their job-specific certifications, licenses and continuing education credits.

On a regular and ongoing basis, we require all employees to certify that they have reviewed and understand our Code of Conduct as well as our Employee Handbook. We provide harassment and prevention awareness training for all employees.

Succession Planning

On an annual basis, our senior management team completes a roadmap for improving human capital management by developing succession plans with the goal of achieving the most efficient alignment of resources and talent to meet business needs. This includes identifying key succession positions and potential successors for top-level positions, such as Vice Presidents, for the next ten years.

Recruiting, developing and retaining the right talent is key to our long-term success. With approximately 38% of our employees eligible for retirement in the next five years, we are focused on transferring institutional knowledge, continuing succession planning and pursuing recruitment and development strategies to attract qualified talent.

Item 1A. Risk Factors

You should carefully read the risks described below and other information in this Form 10-K in order to understand certain risks of our business.

Overview of Risk Factors

We have three business segments, water utility, electric utility and contracted services, each of which are subject to different risks as further discussed below. We are also subject to risks frequently encountered by businesses of our size.

Regulated Water and Electric Utility Operations

GSWC's and BVES's revenues depend substantially on the rates and charges we are permitted to recover from our customers and the timing of that recovery as authorized by the CPUC. Decisions of the CPUC could result in impairment charges and customer refunds, and delays in recovering costs in rates. Some of the factors impacting our ability to obtain rate recovery on a timely basis include opposition to rate increases arising out of increased costs for replacing aging infrastructure and increased costs associated with addressing climate change and weather event risks, such as drought, storms and wildfires in California, costs incurred in connection with complying with water quality regulations, costs incurred in connection with obtaining and complying with franchise agreements with local governmental agencies and costs of obtaining permits from local, state and federal governmental agencies. There may also be increased customer opposition to rate increases due to customer dissatisfaction with conservation rate structures and public safety power shutdowns.

Our water and electric utility services are provided in California. As a result, our financial results are largely subject to political, water supply, labor, utility cost and regulatory risks, economic conditions, natural disasters (which may increase as a result of climate change), and other risks affecting California businesses. Our assets are also subject to condemnation in California.

Contract Services Operations

All of our utility privatization contract services are provided to the U.S. government pursuant to the terms of firm-fixed-price contracts subject to annual economic price adjustments. ASUS may also, from time to time, perform construction services on military bases as a subcontractor or pursuant to task order agreements. These contracts may be terminated or services suspended at any time for convenience of the U.S. government. We are subject to penalties for failure to conform or comply with U.S. government regulations and the terms of our contracts, and may be suspended or debarred for such failure to comply. The fees that we may charge are adjusted annually and in response to our requests for equitable adjustments. We have experienced delays in obtaining price and equitable adjustments, as well as delays in being paid by the U.S. government.

We are also responsible for complying with water quality and wastewater quality regulations on military bases, which are expected to increase costs as a result of increased water quality regulations.

We compete with other companies in bidding on providing utility services on military bases. We submit bids on new U.S. government contracts for military bases based on estimates of cost and potential profit. Our estimates and judgment are important, for in the event we overpay to obtain a contract, we could incur losses on it.

Other Business Risks

We may be subject to financial losses, penalties and other liabilities if we fail to operate and maintain safe work sites, equipment and facilities, or experience losses, damages, penalties and other liabilities arising from natural disasters such as wildfires, other natural disasters and cybersecurity incidents or terrorist activities. We may not be able to recover all these losses from insurance or from ratepayers or may experience delays in obtaining recovery for these losses.

We are also subject to other business risks typical of our business, including:

- Cybersecurity incidents or information and operational technology outages, including incidents and outages caused by third party solutions that support operational and business processes, could disrupt and adversely impact our operations and critical technology systems, resulting in an increase of costs, liabilities to third parties and damage to our reputation;

- Physical security risks of our infrastructure, critical assets, and data critical to our business, employees, customers and vendors could also disrupt our operations and critical systems, resulting in reputational damage and adversely impact our financial performance;

- Failure to attract, train, develop and transition key employees with the necessary skills to replace employees who are retiring or otherwise terminate employment or to fill new positions needed to respond to the increase in public utility and environmental regulations and overall needs of our operations and continued capital investments;

- Failure to make accurate estimates about financing and accounting matters, and in filing requests for rate increases with the CPUC or requests for price adjustments with the U.S. government or in bids on military base contracts or obtain new task orders from the U.S. government;

- Our ability to finance significant capital expenditures required by our businesses, which could be adversely impacted by general economic and market conditions, delays in receiving decisions from the CPUC on our general rate cases or delays in receiving payment from the U.S. government;

- Volatility in economic conditions such as changes to inflation, short-term interest rate volatility, tariffs, and other market conditions may adversely impact our financial performance;

- Changes in accounting, public utility, environmental and tax laws and regulations impacting our business;

- Our inability to comply with debt covenants in our debt agreements; and

- Final determination of our income tax liability by the federal and applicable state governments.

As a holding company, AWR is dependent upon dividends from its subsidiaries to pay dividends to its shareholders. The ability of its subsidiaries to pay dividends is dependent upon compliance with state laws governing the payment of dividends and the terms of the debt agreements with the applicable subsidiary.

Climate Change

Climate change has resulted in increased frequency and duration of droughts, volatility in rainfall, potential degradation of water quality, and changes in demand for services. More frequent and extended California drought conditions may cause increased stress on surface water supplies and groundwater basins, as well as allocations of water from the State Water Project and the Colorado River. Wholesale water suppliers may not have adequate supply during extended periods of drought, which may result in increases in prices for water delivered to us. In addition, GSWC could experience an increased use of reclaimed or recycled water by GSWC customers, in lieu of GSWC supplying potable water to these customers. Reclaimed water generally has lower tariff rates than potable water and may be provided by other companies or government entities in GSWC's service territory. Prolonged droughts may also result in state-ordered mandatory or voluntary conservation efforts by customers, changes in customer conservation patterns and imposition of new regulations impacting such things as landscaping and irrigation patterns.

California has established long-term indoor and outdoor water use standards to address the impact of climate change on California water resources. These standards, which were adopted by the California State Water Resources Board and effective January 1, 2025, require all urban water retailers to meet certain water use standards on a system-by-system basis. The extended drought in the Colorado River watershed has resulted in a short-term agreement between Arizona, California and Nevada and the Bureau of Reclamation to reduce the amount of water taken from the Colorado River by 10% through the end of 2026. The impact to GSWC as a result of the short-term agreement is not known at this time.

Drought conditions have contributed to increases in wildfires, which has resulted in new California legislation requiring electric utilities to adopt and implement wildfire mitigation plans and water utilities to enhance plans to ensure water infrastructure remains functional during wildfire events. GSWC and BVES are incurring increased capital expenditures and, when applicable, other operating costs related to the creation, implementation and maintenance of ongoing requirements of these plans. We anticipate that the costs of capital improvements necessary to sustain this program will continue to increase. BVES is also required to implement a public safety power shut-off program during high wildfire threat conditions. Shut-offs can reduce BVES's liquidity and decrease customer satisfaction. Abnormal weather patterns created by climate change can also impact electricity demand at BVES. The demand for electricity at our electric segment is greatly affected by winter snow levels. An increase in winter snow levels reduces the use of snow-making machines at ski resorts in the Big Bear area and, as a result, also reduces BVES's liquidity. Likewise, unseasonably warm weather during a skiing season may result in temperatures too high for snow making conditions, which also reduces our liquidity.

More extreme weather events which may result in significant rainfall, flash flooding, mudslides, high winds and wildfires could damage our infrastructure and our customers' and/or suppliers' property. The wildfires of recent years that devastated communities in southern California may result in legislative and regulatory actions that may impose additional reporting requirements and capital investment requirements for our regulated utilities and water system operation requirements for GSWC. For instance, recent California legislation has required electric utilities to adopt and implement wildfire mitigation plans, and certain local counties in California have required water utilities to enhance plans to ensure water infrastructure remains functional during wildfire events. As a result of such events, it may increase our cost of maintaining our infrastructure and adversely impact our ability to provide water or electric service to our customers. The cost of damage to our infrastructure may be somewhat mitigated if the CPUC permits us to establish a catastrophic emergency memorandum account that enables us to recover the costs incurred. Furthermore, potential future legislative efforts to ban gas powered power plants as a response to climate change may require BVES to replace its 8.4 MW natural gas-powered generator before its useful life is completed. Lastly, with extreme weather events and conditions comes volatility in water demand and usage of our customers. Without the continuation of a full revenue decoupling mechanism such as the WRAM and a full supply cost decoupling balancing account such as the MCBA as discussed further later, Registrant may be subject to future volatility in revenues and earnings as a result of fluctuations in water consumption by our customers and changes in water supply cost mix.

Risks Associated with Regulated Public Utility and Contracted Services Operations

Our businesses are heavily regulated and, as a result, decisions by regulatory agencies or the U.S. government can significantly affect our businesses

GSWC's and BVES's revenues depend substantially on the rates and fees they charge their customers and their ability to recover costs on a timely basis as authorized by the CPUC, including the ability to recover the costs of purchased water, groundwater assessments, electricity, natural gas, chemicals, water treatment, security at water facilities and preventative maintenance and emergency repairs. Any delays by the CPUC in granting rate relief to cover increased operating and capital costs at our public utilities or delays in obtaining approval of our requests at ASUS for economic price or equitable adjustments for contracted services from the U.S. government may adversely affect our year-over-year financial performance, liquidity and cash flows. We may file for interim rates in California in situations where there may be delays in granting final rate relief during a general rate case proceeding. If the CPUC approves lower rates than the interim rates we were permitted to adopt, the CPUC will require us to refund to customers the difference between the interim rates and the rates approved by the CPUC. Similarly, if the CPUC approves rates that are higher than the interim rates, the CPUC may authorize us to recover the difference between the interim rates and the final rates.

Regulatory decisions affecting GSWC and/or BVES may also impact prospective revenues and earnings, affect the timing of the recognition of revenues and expenses, may overturn past decisions used in determining our revenues and expenses, and could result in impairment charges and customer refunds. Negative decisions made by the CPUC may have an adverse effect on GSWC's or BVES's results of operations, financial position or cash flows and affect the ability of the regulated utilities to recover costs and an appropriate return on the capital investments being made.

In August 2020, the CPUC issued a final decision in the first phase of the CPUC's Order Instituting Rulemaking evaluating the low income ratepayer assistance and affordability objectives contained in the CPUC's 2010 Water Action Plan, addressing the continued use of the WRAM and the MCBA by California water utilities. As a result of this decision, these mechanisms implemented by GSWC in 2008 would be discontinued for years after 2024. Furthermore, in September 2022, the governor of California signed Senate Bill ("SB") 1469, which allowed Class A water utilities, including GSWC, to continue requesting the use of a revenue decoupling mechanism in their next general rate case.

Accordingly, GSWC requested the continued use of the WRAM and MCBA in its general rate case application filed in August 2023 that establishes new rates for the years 2025 – 2027. In January 2025, GSWC received a final decision that rejected GSWC's request for continuation of the WRAM and MCBA and instead ordered GSWC to transition to a modified rate adjustment mechanism (a Monterey-style WRAM or "M-WRAM") and an incremental cost balancing account for supply costs. The final CPUC decision did approve GSWC's request for the continuation of a sales reconciliation mechanism, which would allow GSWC to adjust its sales forecast throughout the general rate case cycle to address significant fluctuations in consumption. However, without the continuation of a full revenue decoupling mechanism such as the WRAM and a full supply cost decoupling balancing account such as the MCBA, Registrant may be subject to future volatility in revenues and earnings as a result of fluctuations in water consumption by our customers and changes in water supply cost mix.

Our regulated utilities' ongoing financial results depend on their ability to recover costs from their customers, including costs such as water or electricity purchased for its customers, through rates charged and billed to its customers as approved by the CPUC. Both GSWC's and BVES's financial results depend on its ability to earn a reasonable return on capital, from its credit facilities, long-term debt and equity as well as the recovery of costs such as operations and maintenance expense that are incurred. Our ability to recover costs and earn a reasonable rate of return can be affected by time lags or delays in receiving approvals on general rate case decisions from the CPUC to authorize recovery of customers' rates and differences between authorized rates and the actual costs incurred, due to increased levels of inflation, which each could adversely impact our financial condition and cash flows. In addition, our regulated utilities may be prevented from cost-recovery by the CPUC as a result of customer affordability concerns and desires to avoid rate increases.

Management continually evaluates the anticipated recovery of regulatory assets, settlement of liabilities and revenues subject to refund and provides for allowances and reserves as deemed necessary. In the event that our assessment of the probability of recovery or settlement through the ratemaking process is incorrect, we will adjust the associated regulatory asset or liability to reflect the change in our assessment or any regulatory disallowances. A change in our evaluation of the probability over the recovery of regulatory assets including a future disallowance of previously granted regulatory mechanisms, or a regulatory disallowance of all or a portion of our costs could have a material adverse effect on our financial results.

We are also, in some cases, required to estimate future expenses and, in others, we are required to incur the expense before receiving approval to recover the costs. As a result, our revenues and earnings may fluctuate depending on the accuracy of our estimates, the timing of our investments or expenses or other factors. If expenses increase significantly over a short period, we may experience delays in recovery of these expenses and the inability to recover the carrying costs for the expenses, which increases risks of regulatory disallowances or write-offs.

Additional information related to the CPUC's adopted final decision in connection with GSWC's general rate case proceeding is discussed in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operation"* under the section titled *"Overview."*

Delays in obtaining approval of general rate cases could adversely impact our liquidity

We have experienced delays in obtaining CPUC approval of our general rate cases. As a result, we have previously needed, and may need in the future, to undertake capital improvements described in our rate case filings before we receive CPUC approval to recover these costs in rates. BVES is required to file wildfire mitigation plans with OEIS for regulatory approval by the OEIS and the CPUC and, once approved, for BVES to make the capital improvements described in the wildfire mitigation plan. However, the CPUC does not approve recovery of any of the costs of implementing approved wildfire mitigation plans until it approves the next general rate case filed by BVES after the approval of the wildfire mitigation plans. As a result, there may be a delay in recovering costs associated with capital improvements required to be made by wildfire mitigation plans, and the CPUC may not approve all costs incurred in connection with the implementation of these plans that are incurred prior to obtaining CPUC approval of these costs in a general rate case.

Changes in laws, regulations and policies of regulatory agencies can significantly affect our business

Regulatory agencies may also change their rules and policies, which may adversely affect our profitability and cash flows. We are subject to regulations under U.S. federal and state regulations and policies including from the CPUC, Federal Energy Regulatory Commission and other regulatory agencies. Regulations and laws affect almost all aspects of our businesses and changes to such regulations are continuous and ongoing. There can be no assurance that laws, regulations and policies of regulatory agencies will not be changed in ways that will materially impact our results of operations, financial position or cash flows.

Changes in policies of the U.S. government may adversely affect one or more of ASUS's subsidiaries. In certain circumstances, the U.S. government may be unwilling or unable to appropriate funds to pay costs mandated by changes in rules and policies of federal or state regulatory agencies. The U.S. government may disagree with the increases that we request and may delay approval of requests for equitable adjustment or economic price adjustments, which could adversely affect our anticipated rates of return at our contracted services business.

We may also be subject to fines or penalties if a regulatory agency or the U.S. government determine that we have failed to comply with laws, regulations or orders applicable to our businesses, unless we successfully appeal such an adverse determination. Regulatory agencies may disallow recovery of certain costs if they determine they may no longer be recovered in rates, or if audit findings determine that we have failed to comply with our policies and procedures for procurement or other practices.

Additional information regarding water quality regulations is discussed in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* under the section titled *"Environmental Matters."*

Our assets at our regulated utilities are subject to condemnation

Municipalities and other governmental subdivisions may, in certain circumstances, seek to acquire certain of our assets through eminent domain proceedings. It is generally our practice to contest these proceedings, which may be costly and may temporarily divert the attention of management from the operation of our business. If a municipality or other governmental subdivision succeeds in acquiring our assets, there is a risk that we will not receive adequate compensation for the assets taken or be able to recover all charges associated with the condemnation of such assets. In addition, we would no longer be entitled to any portion of the revenues generated from the use of such assets.

Our costs of obtaining and complying with the terms of franchise agreements are increasing

Cities and counties in which GSWC and BVES operate have granted them franchises to construct, maintain and use pipes, wires and appurtenances in or along public streets and rights of way. The costs of obtaining, renewing and complying with the terms of these franchise agreements have been increasing as cities and counties attempt to regulate our operations within the boundaries of the city or unincorporated areas of the counties in which we operate. Our regulated utilities may also be required from time to time to relocate existing infrastructure in order to accommodate local infrastructure improvement projects. Cities and counties have also been imposing new fees on our operations, including pipeline abandonment fees and road-cut or other types of capital improvement fees. At the same time, there is increasing opposition from consumer groups to rate increases that may be necessary to compensate GSWC and BVES for the increased costs of regulation by local governments. These trends may adversely affect our ability to recover in rates the costs of providing water and electric services and to efficiently manage capital expenditures and operating and maintenance expenses within CPUC-authorized levels.

We have also experienced instances of increased costs and delays in obtaining permits that we need in order to install, maintain, repair, and replace some of our aging water and electric utility infrastructure and upgrades needed to comply with changes in laws and regulations or otherwise necessary to harden our infrastructure as a result of drought, wildfires and increases in the frequency and duration of more extreme weather events due to climate change.

Our liquidity and earnings may be adversely affected by maintenance costs at our regulated utilities

Some of our infrastructure in California is aging. We have experienced leaks and mechanical problems in some of these older systems. In addition, infrastructure maintenance expenses are affected by labor and material costs, inflationary or tariff changes impacting such costs, supply chain disruptions and more stringent environmental regulations. Our electrical systems have also required upgrades due to aging and new wildfire safety and other compliance requirements. While we spend significant amounts on maintenance each year, these costs can increase substantially and unexpectedly. There could be an increase in infrastructure damage if California experiences more extreme weather events resulting in damage to our property.

We include estimated increases in maintenance costs for future years in each water and electric general rate case filed by GSWC and BVES, respectively, for possible recovery. To the extent that these estimates understate our actual costs, we may be unable to recover all maintenance costs in rates.

Adverse publicity and reputational risks can lead to increased regulatory oversight or sanctions

As a utility company, we have a large customer base and are therefore, subject to public criticism regarding, among other things, the quality and reliability of our water and electricity services, and the accuracy, timeliness and format of bills that are provided to our customers for such services. Adverse publicity and negative customer sentiment may cause regulatory authorities, including the CPUC, and other governing bodies to view us unfavorably and cause us to be susceptible to increased oversight and more stringent regulations and economic requirements.

Risks Associated with Health, Safety and Liability Matters

Our liquidity and earnings may be adversely affected by wildfires

It is possible that wildfires may occur more frequently, be of longer duration or impact larger areas as a result of drought-damaged plants and trees, lower humidity or higher winds that may occur as result of changing weather patterns. Our liquidity, earnings and operations may be materially and adversely affected by wildfires. We may be required to (i) incur greater costs to relocate lines or increase our trimming of trees and other plants near our electric or water facilities to avoid wildfires, (ii) make significant additional capital expenditures to fund the projects in BVES's wildfire and safety mitigation plans, and (iii) bear the costs of damages to property or injuries to the public if it is determined that our power lines or other electrical or water equipment was a cause of such damages or injuries. In addition, wildfires may result in reduced demand if structures are destroyed or unusable following a wildfire and may adversely affect our ability to provide water or electric service in our service areas due to public safety power shutdowns or if any of our water or electric utility infrastructure is damaged by a wildfire.

Losses by insurance companies resulting from wildfires in California have caused insurance coverage for wildfire risks to become more expensive and the number of insurance companies willing to issue policies without an exclusion for losses due to wildfires to decrease. As a result, coverage could become unavailable on reasonable terms or without exclusions for losses due to wildfires, and our insurance may be inadequate to recover all our losses incurred in a wildfire. We might not be allowed to recover in our rates any increased costs of wildfire insurance or the costs of any uninsured wildfire losses.

Electric utilities in California are authorized to shut off power for public safety reasons, such as during periods of extreme fire hazard, if the utility reasonably believes that there is an imminent and significant risk that strong winds may topple power lines or cause vegetation to come into contact with power lines leading to increased risk of fire. Shut-offs can reduce BVES's liquidity and decrease customer satisfaction.

These shut-offs can also adversely affect GSWC's water utility operations if the electric utilities that provide electric service to GSWC's water operations shut off power lines that deliver electricity to GSWC's water plant and equipment, thereby adversely affecting its ability to provide water service to its customers.

We may, in certain circumstances, be held strictly liable for damages to property caused by our equipment even if we are not negligent

Utilities in California may be held strictly liable, in certain circumstances, for damages caused by their property, such as mains, fire hydrants, power lines and other equipment, even though they were not negligent in the operation and maintenance of that property, under a doctrine known as inverse condemnation. Furthermore, the wildfires of recent years have increased the focus on water utilities and their ability to provide adequate services during such an event. Water utilities may be held strictly liable under inverse condemnation claims for fire damage in the event the water system did not operate as designed, including being damaged by the fire itself, even if the fire is no fault of the water utility. Our liquidity, earnings and operations may be adversely affected if we are unable to recover the costs of paying claims for damages caused by the non-negligent operation and maintenance of our property from customers or through insurance.

We may be subject to financial losses, penalties and other liabilities if we fail to maintain safe work sites, equipment or facilities

Our safety record is critical to our reputation. We maintain health and safety standards to protect our employees, customers, vendors and the public. Although we aim to comply with such health and safety standards, it is unlikely that we will be able to avoid all accidents or other events resulting in damage to property or the public.

Our business sites, including construction and maintenance sites, often put our employees and others in close proximity with large pieces of equipment, moving vehicles, pressurized water, chemicals and other regulated materials. On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail in any respect to implement such procedures or if the procedures we implement are ineffective or are not followed by our employees or others, our employees and others may be injured or die. Unsafe work sites also have the potential to increase our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition, and results of operations.

Our operations involve the handling and storage of hazardous chemicals that, if improperly handled, stored or disposed of, could subject us to penalties or other liabilities. We are also subject to regulations dealing with occupational health and safety. Although we maintain functional employee groups whose primary purpose is to ensure that we implement effective health, safety, and environmental work procedures throughout our organization, including construction sites and maintenance sites, a failure to comply with such regulations in any respect could subject us to liability.

The generation, transmission and distribution of electricity are dangerous and involve inherent risks of damage to private property and injury to employees and the general public

Electricity is dangerous for employees and the general public should they come in contact with electrical current or equipment, including through downed power lines, sparking during high-wind events or equipment malfunctions. Injuries and property damage caused by such events may subject BVES to significant liabilities that may not be covered or fully covered by insurance. Additionally, the CPUC has delegated to its staff the authority to issue citations, which carry a fine of $50,000 per-violation per day, to electric utilities subject to its jurisdiction for violations of safety rules found in statutes, regulations, and the General Orders, rules and regulations, of the CPUC.

We may sustain losses that exceed or are excluded from our insurance coverage or for which we are not insured

We are, from time to time, parties to legal or regulatory proceedings. These proceedings may pertain to regulatory investigations, employment matters or other disputes. Management periodically reviews its assessment of the probable outcome of these proceedings, the costs and expenses reasonably expected to be incurred, and the availability and extent of insurance coverage. On the basis of this review, management establishes reserves for such matters. We may, however, from time to time be required to pay fines, penalties or damages that exceed our insurance coverage and/or reserves if our estimate of the probable outcome of such proceedings proves to be inaccurate.

We maintain insurance coverage as part of our overall legal and risk management strategy to minimize our potential liabilities. Generally, our insurance policies cover property, workers' compensation, general liability, automobile liability, and other risks. Insurance coverage may not cover certain claims involving punitive damages. Each policy includes deductibles or self-insured retentions and policy limits for covered claims. Our insurance policies also contain exclusions and other limitations that may not cover our potential liabilities. Furthermore, due to insurance market conditions, including the prevalence of wildfires in recent years, resulting in tighter underwriting and increased premiums along with reductions in capacity, we have experienced increased costs and difficulties in obtaining certain insurance coverages, particularly along the general liability, umbrella and cyber insurance lines. We may experience further increased insurance costs and/or coverage reductions in future years. As a result, we may sustain losses that exceed or that are excluded from our insurance coverage or for which we are not insured.

Uninsured losses and increases in the cost of insurance may not be recoverable or fully recoverable in customer rates. A loss which is not insured or not fully insured or cannot be recovered in customer rates could materially affect our financial condition and results of operations.

We operate in areas subject to natural disasters

We operate in areas that are prone to earthquakes, wildfires, mudslides, hurricanes, tornadoes, high winds, storms, flooding or other natural disasters. While we maintain insurance policies to help reduce our financial exposure, a significant seismic event in southern California, where our regulated water and electric operations are concentrated, wildfires or other natural disasters in any of the areas that we serve could adversely impact our ability to deliver water and electricity or provide wastewater service, and adversely affect our costs of operations. Any losses not covered by insurance could have an adverse effect on the results of operations, financial position, cash flows and reputation of our regulated utilities. In addition, such events may cause increases to the cost of the applicable insurance. With respect to GSWC and BVES, the CPUC has historically allowed utilities to establish a catastrophic emergency memorandum account ("CEMA") to potentially recover incremental costs not covered in rates caused by catastrophic emergency events. With respect to ASUS's subsidiaries, costs associated with responding to natural disasters have been recoverable through requests for equitable adjustment.

Our operations may be the target of terrorist activities

As our operations support a Critical Infrastructure Sector of the United States, one that is vital to the United States where disruption in any of the sectors could have a debilitating effect on security, national economic security, or national public health or safety, terrorists could seek to disrupt service to our customers by targeting our assets through physical or cybersecurity events. We also may be prevented from providing water and/or wastewater services at the military bases we serve in times of military crisis affecting these bases. If our operations were the subject of a terrorist or cybersecurity attack, it could have a material adverse effect on our business, results of operations and financial condition.

Water Quality Regulatory Risks

Our costs involved in maintaining water quality and complying with environmental regulation have increased and are expected to continue to increase

Capital and operating costs at GSWC are expected to increase substantially as a result of increases in environmental regulation arising from increases in the cost of upgrading and building new water treatment plants, disposing of residuals from our water treatment plants, handling and storing hazardous chemicals, compliance-monitoring and testing activities and securing alternative supplies when necessary. GSWC may be able to recover these costs from customers through the ratemaking process. We may also be able to recover a portion of these costs from certain third parties under settlement and contractual arrangements. During 2025, GSWC received class settlement payments associated with class action claims related to PFAS contamination, as discussed further in Item 7, "Environmental Matters." These funds may be used for future capital investments or operations and maintenance expenses related to PFAS water contamination to its water systems.

However, GSWC expects to incur additional capital costs and operating costs to maintain and improve the quality of water delivered to its customers in light of anticipated stress on water resources associated with watershed and aquifer pollution, drought impacts, as well as to meet future water quality standards and consumer expectations. The CPUC ratemaking process provides GSWC with the opportunity to recover prudently incurred capital and operating costs in future filings associated with achieving water quality standards. If we are unable to recover these costs at all or in a timely manner, it could have a material adverse effect on our business, results of operations and financial condition.

During 2024, the U.S. EPA announced several final regulations that include established maximum contaminant levels ("MCLs") for six perfluoroalkyl substances ("PFAS") compounds in drinking water, designation of PFOA and PFOS as CERCLA hazardous substances, Lead and Copper Rule Improvements and California State Division of Drinking Water adopted a MCL of 10 parts per billion for Hexavalent Chromium, as further described, along with additional information regarding other changes to water quality regulations, in Item 7, "Environmental Matters." Such regulations are expected to increase GSWC's capital investments and operations and maintenance expenses over the next decade. In addition, due to the volatility of the supply chain and demand for PFAS or other treatment components, both the capital investments and operations and maintenance expenses are likely to further increase. In May 2025, U.S. EPA announced its intention to extend the deadline for drinking water systems to comply with the new PFAS maximum contaminant levels by two years to 2031, but it has not yet issued regulations to put this extension into effect. Separately, in September 2025, U.S. EPA requested the D.C. Circuit vacate the maximum contaminant levels that were established for four PFAS compounds, which the D.C. Circuit Court has unanimously rejected in January 2026. Each of these potential changes to the regulations, if enacted, could affect the cost or timing of GSWC's associated capital investments and operations and maintenance expenses.

Our operating costs may increase as a result of groundwater contamination

Our operations can be impacted by groundwater contamination in our service territories. Historically, we have taken a number of steps to address contamination, including the removal of wells from service, decreasing the amount of groundwater pumped from wells in order to facilitate remediation of plumes of contaminated water, constructing water treatment facilities and securing alternative sources of supply from other areas not affected by the contamination. In emergency situations, we have supplied our customers with bottled water until the emergency situation has been resolved.

Our ability to recover these types of costs depends upon a variety of factors, including approval of rate increases, the willingness of potentially responsible parties to settle litigation and otherwise address the contamination, and the extent and magnitude of the contamination. We may recover costs from certain third parties that may be responsible, or potentially responsible, for groundwater contamination. However, we often experience delays in obtaining recovery of these costs and incur additional costs associated with seeking recovery from responsible or potentially responsible parties, which may adversely impact our liquidity. In some events, we may be unable to recover all of these costs from third parties due to the inability to identify the potentially responsible parties, the lack of financial resources of responsible parties or the high litigation costs associated with obtaining recovery from responsible or potentially responsible parties.

We can give no assurance regarding the adequacy of any such recovery to offset the costs associated with contamination or the cost of recovery of any legal costs. To date, the CPUC has permitted us to establish memorandum accounts for potential recovery of these types of costs when they have arisen.

Management believes that rate recovery, proper insurance coverage and reserves are in place to appropriately manage these types of contamination issues. However, such issues, if ultimately resolved unfavorably to us, could, in the aggregate, have a material adverse effect on our results of operations and financial condition.

Water Supply Risks

The adequacy of our water supplies depends upon weather and a variety of other uncontrollable factors

The adequacy of our water supplies varies from year to year depending upon a variety of factors, including:

- rainfall, groundwater basin replenishment, flood control, snowpack levels in California and the West, reservoir levels and availability of reservoir storage;

- availability of Colorado River water and imported water from the State Water Project;

- the amount of usable water stored in reservoirs and groundwater basins;

- the amount of water used by our customers and others;

- water quality and changes to water quality regulations;

- legal limitations on production, diversion, storage, conveyance and use; and

- climate change.

Although there have been improvements in drought conditions over this past year, California drought conditions in recent years and changes in weather patterns have caused an increased stress on surface water supplies and groundwater basins. In addition, low or no allocations of water from the State Water Project and court-ordered pumping restrictions on water obtained from the Sacramento-San Joaquin Delta decrease or eliminate the amount of water that the Metropolitan Water District of Southern California ("MWD") and other state water contractors are able to import from northern California.

We have implemented tiered rates and other practices, as appropriate, in order to encourage water conservation. We have also implemented programs to assist customers in complying with water usage reductions. Over the long term, we are acting to secure additional supplies, which may include supplies from desalination, increased use of reclaimed water, and direct potable re-use where appropriate and feasible. We cannot predict the extent to which these efforts to reduce stress on our water supplies will be successful or sustainable, or the extent to which these efforts will enable us to continue to satisfy all of the water needs of our customers. Water shortages at GSWC may:

- adversely affect our supply mix, for instance, by causing increased reliance upon more expensive water sources;

- adversely affect our operating costs, for instance, by increasing the cost of producing water from more highly contaminated aquifers or requiring us to transport water over longer distances, truck water to water systems or adopt other emergency measures to enable us to continue to provide water service to our customers;

- result in an increase in our capital expenditures over the long term, for example, by requiring future construction of pipelines to connect to alternative sources of supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of our customers, and other facilities to conserve or reclaim water;

- adversely affect the volume of water sold as a result of such factors as mandatory or voluntary conservation efforts by customers, changes in customer conservation patterns, recycling of water by customers and imposition of new regulations impacting such things as landscaping and irrigation patterns;

- adversely affect aesthetic water quality if we are unable to flush our water systems as frequently due to water shortages or drought restrictions; and

- result in customer dissatisfaction and harm to our reputation if water service is reduced, interrupted or otherwise adversely affected as a result of drought, water contamination or other causes.

Our liquidity may be adversely affected by changes in water supply costs

We obtain our water supplies for GSWC from a variety of sources, which vary among our water systems. Certain systems obtain all of their supply from water that is pumped from aquifers within our service areas; some systems purchase all of their supply from wholesale suppliers; some systems obtain their supply from treating surface water sources; and other systems obtain their supply from a combination of wells, surface water sources and/or wholesale suppliers. The cost of obtaining these supplies varies, and overall costs can be impacted as use within a system varies from time to time. As a result, our cost of providing, distributing and treating water for our customers' use can vary significantly.

Furthermore, imported water wholesalers, such as MWD, may not always have an adequate supply of water to sell to us. Wholesale water suppliers may increase their prices for water delivered to us based on factors that affect their operating costs. Purchased water rate increases are beyond our control.

Since 2008, GSWC implemented a modified supply cost balancing account, the MCBA, to track the difference between actual supply cost and the supply cost adopted in water rates. The MCBA is a full decoupling balancing account for supply cost. It tracks the difference between actual and adopted supply cost due to change in supply mix, wholesale suppliers' rates, and production volume. However, cash flows from operations can be significantly affected since much of the balance we recognize in the MCBA was collected from or refunded to customers primarily through surcharges or surcredits, respectively, generally over twelve- to twenty-four-months. Beginning in 2025, the MCBA was discontinued. The final decision issued on January 30, 2025 in GSWC's latest general rate case application rejected GSWC's request to continue the use of WRAM and MCBA. Instead of a MCBA, the Commission directed GSWC to implement an incremental cost balancing account, as further described in Item 7. "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" under the heading "*Overview*." Without a full decoupling supply cost balancing account, Registrant's earnings may be subject to future volatility as a result of changes in water supply cost mix. In addition, cash flows from operations can be affected since much of the balance we recognize in the ICBA may be collected from or refunded to customers through surcharges or surcredits in future periods based on CPUC approval.

Our liquidity and earnings may be adversely affected by our conservation efforts

Our water utility business is heavily dependent upon revenue generated from rates charged to our customers based on the volume of water used. The rates we charge for water are regulated by the CPUC and may not be adequately adjusted to reflect changes in demand. Declining usage also negatively impacts our long-term operating revenues if we are unable to secure rate increases or if growth in the customer base does not occur to the extent necessary to offset per-customer usage decline.

Conservation by all customer classes at GSWC is a top priority. However, customer conservation will result in lower volumes of water sold. We may experience a decline in per-customer water usage due to factors such as:

- conservation efforts to reduce costs;

- drought conditions resulting in additional water conservation;

- the use of more efficient household fixtures and appliances by customers to save water;

- voluntary or mandatory changes in landscaping and irrigation patterns;

- recycling of water by our customers;

- mandated water-use restrictions; and

- excessive rainfall events.

These types of changes may result in short term as well as permanent decreases in demand even if our water supplies are sufficient to meet higher levels of demand after a drought ends. In addition, governmental restrictions on water usage during drought conditions may result in a decreased demand for water, even if our sources of supply are sufficient to serve our customers during such drought conditions. California has established long-term indoor and outdoor water use standards to address the impact of climate change on California water resources and mandate water conservation requirements on all Californians. These standards will require all urban water retailers to meet certain water use standards on a system-by-system basis.

From 2008 until 2024, we implemented the CPUC-approved WRAM at GSWC, which had the effect of stabilizing revenues at the adopted level thereby reducing the potential adverse earnings impact of our customers' conservation efforts. Cash flows from operations can be significantly affected since much of the balance we recognize in the WRAM account is collected from or refunded to customers generally over twelve-, eighteen- or twenty-four-month periods. The final decision, issued January 30, 2025, in the water general rate case rejected GSWC's request for the continued use of a full sales and revenue decoupling mechanism such as the WRAM and orders GSWC to transition to a modified rate adjustment mechanism, M-WRAM, which tracks the difference between the revenue based on actual metered sales through a tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a blended tier standard single quantity rate had been in effect. The final decision also approved GSWC's request for the continuation of a sales reconciliation mechanism, which would allow GSWC to adjust its sales forecast throughout the general rate case cycle to address significant fluctuations in customer water consumption. However, without the continuation of a full revenue decoupling mechanism such as the WRAM, Registrant may be subject to future volatility in revenues and earnings as a result of fluctuations in water consumption by our customers.

Electric Segment Operations Risks

Our electric segment operates in a high wildfire risk area

Drought conditions in recent years and historically as well as shifting weather patterns in California as a result of climate change have created dry vegetation and higher risks of wildfire in California. Severe wildfires can pose a material risk for BVES in the event of the occurrence of a wildfire. There is no assurance that losses incurred through a wildfire event will not exceed the coverage limits of BVES's insurance coverage. Any losses not fully insured by BVES's insurance coverage may not be approved by the CPUC for future cost recovery and may have a material adverse effect on our business, results of operations, and financial condition.

BVES is required to adopt and implement a wildfire mitigation plan ("WMP") that is submitted periodically to, and subject to the approval of, the CPUC. In November 2025, the Office of Energy Infrastructure Safety approved BVES's 2026-2028 Base WMP. The CPUC is expected to ratify this WMP in the first quarter of 2026. The recovery of costs incurred to implement the plan are not approved by the CPUC at the time of its approval of the plan but will only be approved by the CPUC in a subsequent general rate case. We anticipate that the costs of capital improvements necessary to implement this program will increase substantially.

BVES is also required to implement a public safety power shut-off program during high wildfire threat conditions. The CPUC may assess penalties if BVES shuts-down power to its customers and the CPUC determines that the shutdown was not reasonably necessary in the circumstances. As a result of shutting-down power to its customers, BVES's cash flows may be negatively affected due to a reduction in electricity sold. However, BVES has implemented a CPUC-approved revenue decoupling mechanism that mitigates the impact of customer usage fluctuations to earnings.

BVES has also obtained a safety certificate, which must be renewed annually by the CPUC. Even with an approved safety certificate, BVES could be found liable for deaths, injuries and property damage if BVES's electric equipment is found to have caused a catastrophic wildfire and it is determined by the CPUC that BVES did not act reasonably in operating and maintaining its equipment. BVES may not be able to recover the costs of all liabilities from such a wildfire from insurance or from ratepayers.

Our liquidity may be adversely affected by increases in electricity and natural gas prices in California

We purchase most of the electric energy sold to customers in our electric customer service area from others under purchased power contracts. In addition to purchased power contracts, we purchase additional energy from the spot market to meet peak demand and following the expiration of purchased power contracts if there are delays in obtaining CPUC authorization of new purchased power contracts. We may sell surplus power to the spot market during times of reduced energy demand. As a result, our cash flow may be affected by increases in spot market prices of electricity purchased and decreases in spot market prices for electricity sold. However, BVES has implemented a CPUC-approved supply-cost balancing account to mitigate the impact to earnings from fluctuations in supply costs.

Unexpected generator downtime at our 8.4 megawatt natural-gas-fueled generator or a failure to perform by any of the counterparties to our electric and natural gas purchase contracts could further increase our exposure to fluctuating natural gas and electricity prices.

Changes in electricity prices also affect the unrealized gains and losses on our block forward purchased power contracts that qualify as derivative instruments since we adjust the asset or liability on these contracts to reflect the fair market value of the contracts at the end of each month. The CPUC has authorized us to establish a memorandum account to track the changes in the fair market value of our purchased power contracts. As a result, unrealized gains and losses on these types of purchased power contracts do not impact earnings.

We may not be able to procure sufficient renewable energy resources to comply with CPUC rules

We are required to procure a portion of our electricity for BVES from renewable energy resources to meet the CPUC's renewable procurement requirements. We have agreements with third parties to purchase renewable energy credits, which has enabled us to meet these requirements through 2024. The next RPS compliance period is years 2025-2027. In the event that the third parties fail to perform in accordance with the terms of the agreement, we may not be able to obtain sufficient resources to meet the renewable procurement requirements. We may be subject to fines and penalties by the CPUC if it determines that we are not in compliance with the renewable resource procurement rules.

Utility Privatization Contract Risks

Our contracts for servicing military bases create certain risks that are different from our public utility operations

We have entered into contracts to provide water and/or wastewater services at military bases primarily pursuant to initial 50-year, firm fixed-priced contracts, one 15-year contract, additional firm fixed-price contracts and task order contracts, subject to termination, in whole or in part, for the convenience of the U.S. government. We also from time to time enter into contracts with third party prime contractors on military bases. The U.S. government may stop work under the terms of one or more of these contracts, not provide additional task orders, delay performance of our obligations under the contracts, or modify the contracts at its convenience.

Our contract pricing is based on a number of assumptions, including assumptions about the condition and amount of infrastructure at the military bases, prices and availability of labor, equipment and materials. We may be unable to recover all costs if any of these assumptions are inaccurate or if all costs incurred in connection with performing the work were not considered. Our contracts are also subject to annual economic price adjustments, adjustments as task orders are issued or other changes permitted by the terms of the contracts. Prices are also subject to equitable adjustment based upon changes in circumstances, laws or regulations and service-requirement changes to the extent provided in each of the contracts.

We are required to record all costs under our military base contracts as they are incurred. As a result, we may record losses associated with unanticipated conditions that result in higher than estimated costs, higher than anticipated infrastructure levels, and required emergency work at the time such expenses occur. We recognize additional revenue for such work as, and to the extent that, our economic price adjustments and/or requests for equitable adjustments are approved. Delays in obtaining approval of economic price adjustments and/or equitable adjustments can negatively impact our results of operations and cash flows.

Certain payments under these contracts are subject to appropriations by Congress. We may experience delays in receiving payment or delays in price adjustments due to canceled or delayed appropriations specific to our projects, reductions in government spending for the military generally or military-base operations specifically or other delays in Congress approving appropriations. Appropriations and the timing of payment may be influenced by, among other things, the state of the economy, competing political priorities, budget constraints, the timing and amount of tax receipts, government shutdowns and the overall level of government expenditures.

We may experience delays in receiving payments for services rendered in military bases due to delays in Congressional appropriation bills, extended government shutdowns, or other factors affecting the available funds to pay contractors. During 2025, the U.S. government experienced the longest government shutdown in its history. In the event the U.S. government shuts down for a longer period, our liquidity and earnings could be impacted.

Our contracts for the construction of infrastructure improvements on military bases create risks that are different from those of our public utility operations and maintenance activities

We have entered into contract modifications with the U.S. government and agreements with third parties for the construction of new water and/or wastewater infrastructure at the military bases on which we operate. Most of these contracts are firm fixed-price contracts. Under firm fixed-price contracts, we will benefit from cost savings, but are generally unable (except for changes in scope or circumstances approved by the U.S. government or third party) to recover any cost overruns to the approved contract price. Under most circumstances, the U.S. government or third party has approved increased-cost change orders due to changes in scope of work performed.

We generally recognize contract revenues from these types of contracts over time using input methods to measure progress towards satisfying a performance obligation. The measurement of performance over time is based on cost incurred relative to total estimated costs, or the physical completion of the construction projects. The earnings or losses recognized on individual contracts are based on periodic estimates of contract revenues, costs and profitability as these construction projects progress.

We establish prices for these types of firm fixed-price contracts and the overall contract taken as a whole, based, in part, on cost estimates that are subject to a number of assumptions, including assumptions regarding future economic conditions. If these estimates prove inaccurate or circumstances change, cost overruns could have a material adverse effect on our contracted business operations and results of operations.

We may be adversely affected by disputes with the U.S. government regarding our performance of contracted services on military bases

Entering into contracts with the U.S. government subjects us to a number of operational and compliance risks over our performance of contracted services on military bases. We are periodically audited or reviewed by the Defense Contract Auditing Agency ("DCAA"), the Defense Contract Management Agency ("DCMA"), the Department of Labor, the Defense Logistics Agency Energy, and/or the Department of Justice for compliance with federal acquisition regulations, cost-accounting standards and other laws, regulations and standards that are not applicable to the operations of GSWC or BVES. During the course of these audits/reviews, the U.S. government may question our incurred project costs or the manner in which we have accounted for such costs and recommend to our U.S. government administrative contracting officer that such costs be disallowed. If there is a dispute with the U.S. government regarding performance under these contracts or the amounts owed to us, the U.S. government may delay, reject or withhold payment, delay price adjustments or assert its right to offset damages against amounts owed to us. If we are unable to collect amounts owed to us on a timely basis or the U.S. government asserts its offset rights, profits and cash flows could be adversely affected.

Moreover, we are subject to potential government investigations of our business practices and compliance with government procurement statutes and security regulations. If we are charged with wrongdoing as a result of an investigation, or if we fail to comply with the terms of one or more of our U.S. government contracts, other agreements with the U.S. government or U.S. government statutes and regulations, our existing contracts could be terminated or we could be suspended or barred from future U.S. government contracts for a period of time, and be subject to possible damages, fines and penalties as well as damage to our reputation in the water and wastewater industry, which could have a material adverse effect on our results of operations and cash flows.

We depend, to some extent, upon subcontractors to assist us in the performance of contracted services on military bases

We rely, to some extent, on subcontractors to assist us in the operation and maintenance of the water and wastewater systems at military bases. The failure of any of these subcontractors to perform services for us in accordance with the terms of our contracts with the U.S. government could result in the termination of our contract to provide water and/or wastewater services at the affected base(s), and/or a loss of revenues, or increases in costs, to correct a subcontractor's performance failures.

We are also required to make a good faith effort to achieve our small business subcontracting plan goals pursuant to U.S. government regulations. If we fail to use good faith efforts to meet these goals, the U.S. government may assess damages against us at the end of the contract. The U.S. government has the right to offset claimed damages against any amounts owed to us.

We also rely on third-party manufacturers, as well as third-party subcontractors, to complete our construction projects. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount of costs we incur for these projects exceeds the amount we have estimated in our bids, we could experience reduced profits or losses in the performance of these contracts. In addition, if a subcontractor or manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.

If subcontractors fail to perform services to be provided to us or fail to provide us with the proper equipment or materials, we may be penalized for their failure to perform; however, our contracts with subcontractors include certain protective provisions, which may include the assessment of liquidated damages. We also mitigate these risks by requiring our subcontractors, as appropriate, to obtain performance bonds and to compensate us for any penalties we may be required to pay as a result of their failure to perform.

We may not be fully reimbursed for all of our construction costs or may only receive payment on a delayed basis

Unlike GSWC and BVES, who recover their capital investments from customers over the life of the assets through annual depreciation and earn a return on such investments through the ratemaking process, ASUS is reimbursed for the cost of ongoing renewal and replacement construction projects plus a profit through the collection of a monthly cash stream under each of the 50-year and 15-year contracts with the U.S. government. ASUS also receives funding from the U.S. government for initial and other new construction projects at the military bases it serves that, in many cases, are outside the scope of contracts with the U.S. government and are granted through firm-fixed contract modifications. ASUS's subsidiaries expect to continue incurring significant construction costs. Reimbursement by the U.S government for these construction costs may not be fully reimbursable if the costs incurred are greater than the amounts estimated and approved by the U.S. government, or payments may be delayed awaiting government funding and processing, which could significantly affect our cash flows from operations.

Other Contracted Services Segment Risks

Risks associated with wastewater systems are different from those of our water distribution operations

The wastewater-collection-system operations of our ASUS subsidiaries providing wastewater services on military bases are subject to substantial regulation and involve significant environmental risks. If collection, treatment or disposal systems fail, overflow or do not operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages. The cost of addressing such damages may not be recoverable. This risk is most acute during periods of substantial rainfall or flooding, which are common causes of sewer overflows and system failures. These risks may be increased as a result of an increase in the duration and frequency of storms due to climate change. Liabilities resulting from such damage could adversely and materially affect our business, results of operations and financial condition. In the event that we are deemed liable for any damage caused by overflows, our losses may not be recoverable under our contracts with the U.S. government or covered by insurance policies. We may also find it difficult to secure insurance for this business in the future at acceptable rates.

We may have responsibility for water quality at the military bases we serve

While it is the responsibility of the U.S. government to provide the source of water supply to meet ASUS's subsidiaries water distribution system requirements under their contracts with the U.S. government, ASUS's subsidiaries, as the water system permit holders for most of the bases they serve, are responsible for ensuring the continued compliance of the provided source of supply with all federal, state and local regulations, including water quality regulations. We believe, however, that the terms of the contracts between ASUS's subsidiaries and the U.S. government provide the opportunity for us to recover costs incurred in the treatment or remediation of any quality issue that arises from the source of water supply. We may also be subject to fines and penalties if found negligent and non-compliant to federal, state, and local regulations.

Our earnings may be affected, to some extent, by weather during different seasons

Seasonal weather conditions, such as hurricanes, heavy rainfall or significant winter storms, occasionally cause temporary office closures and/or result in temporary halts to construction activity at military bases. To the extent that our construction activities are impeded by these events, we will experience a delay in recognizing revenues from these construction projects.

We continue to incur costs associated with the expansion of our military base contract activities

We continue to incur additional costs in connection with the expansion of our contract operations associated with the preparation of bids for new contract operations on prospective and existing military bases. Our ability to recover these costs and to earn a profit on our contract operations will depend upon the extent to which we are successful in obtaining new contracts and recovering these costs and other costs from new contract revenues.

We face intense competition for new military base contracts

An important part of our growth strategy is the expansion of our contracted services business through new contract awards to serve additional military bases for the U.S. government. ASUS competes with other investor-owned utilities, municipalities, and other entities for these contracts.

Additionally, the U.S. government periodically reviews the cost and overall effectiveness of the military privatization program. Should these reviews prompt a decision to curtail or eliminate the issuance of solicitations for future military base contract awards, the potential for growth in this segment could be negatively impacted.

Information Technology Risk Factors

We must successfully maintain and/or upgrade our information technology systems as we are increasingly dependent on the continuous and reliable operation of these systems

We rely on various information and operational technology systems to manage our operations, including those provided by third party solutions that support our operational and business processes. Such systems require periodic modifications, upgrades and/or replacement, which subject us to inherent costs and risks, including potential disruption of our internal control structure, substantial capital expenditures, additional administrative and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

We rely on our information and operational technology systems in connection with the operation of our business, especially with respect to customer service and billing, accounting and the monitoring and operation of our treatment, storage and pumping facilities. Our information and operational technology systems and operations could be damaged or interrupted by weather, natural disasters, telecommunications failures, cyberattacks or acts of war or terrorism or similar events or disruptions. Outages caused by third party information and operational technology solutions are often beyond our ability to control. Any of these or other events could cause system interruption, delays and loss of critical data, delay or prevent operations or delay in notification of system failures or emergencies and adversely affect our financial results and could result in liabilities not covered by insurance or recoverable in rates for misappropriation of assets or sensitive information, corruption of data and the impact of operational disruptions on our customers.

Use of Artificial Intelligence ("AI") by our employees, subcontractors and third parties engaged by us could have an adverse impact on our business and operations.

As of the date of this filing, we have developed a policy regarding the use of AI and predictive analytics tools. These tools presently include, without limitation, generative text models (such as ChatGPT, Claude, and Co-Pilot). There is a risk that such AI tools (or AI tools used without Company approval) will be used in a manner that does not adhere to our AI policy and/or may be misused by our employees, subcontractors, or other third parties engaged by us. This, in turn, could result in the loss of confidential or proprietary information and subject us to competitive or reputational harm, as well as potential regulatory investigations/actions and/or legal liability. Additionally, we may not be able to control, and may lack visibility into, how third-party AI tools, or AI features incorporated into third-party products, are developed or maintained, or how such tools use, disclose and/or protect the data we input, even where we have sought contractual protections with respect to these matters. Further, AI algorithms may be flawed, and the data used to train AI tools may be inaccurate, incomplete, or biased. As a result, the content, analysis or recommendations that these tools produce may be inaccurate, incomplete, or biased, and the use of this information by our employees, subcontractors, or other third parties engaged by us may have a material adverse effect on our business, results of operations and financial condition.

Cybersecurity incidents could disrupt our internal operations, and any such disruption could increase our expenses, damage our reputation and adversely affect our stock price

There continues to be an increasing number of cyberattacks on companies around the world, which have caused operational failures or compromised sensitive corporate or customer data. These attacks have occurred over the internet, through malware, viruses or attachments to e-mails, or through persons inside the organization or with access to systems inside the organization and may be heightened with the increased use and prevalence of artificial intelligence. Although we do not believe that our systems are at a materially greater risk of cybersecurity attacks when compared to other similar organizations, our information technology systems remain at risk to damage or interruption from the following among other types of cybersecurity risks:

- Supply Chain Attacks;
- Malicious Software;
- Credential Loss or Theft;
- Supervisory Control and Data Acquisition System Takeover;
- Equipment Theft;
- Ransomware;
- Actions of Employees (Intentional or Accidental);
- Phishing Attacks;
- Identity-Based Attacks; and
- Denial-of-Service Attacks.
- Artificial Intelligence enabled Attacks

We believe a breach of customer personally identifiable information is one of the most significant financial risks to us as the costs incurred could exceed the amount of our cybersecurity insurance coverage and these costs may increase if we fail to comply with federal and state privacy regulations such as the California Consumer Privacy Act ("CCPA"), a state statute that became effective January 1, 2020, which enhances the privacy rights and consumer protections for California residents. Among other things, the CCPA establishes statutory damages for victims of data security breaches, and provides additional rights for consumers to obtain their data from any business that has their personally identifying information. Any actual or perceived failure to comply with the CCPA could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation.

We have implemented security measures and will continue to devote significant resources to improve our security posture to address any security vulnerabilities in an effort to prevent cyberattacks. Despite our efforts, due to the evolving nature of cyberattacks and vulnerabilities, we cannot be assured that a cyberattack will not cause water, wastewater or electric system problems, disrupt service to our customers, compromise important data or systems or result in unintended release of customer or employee information. Moreover, if a security breach affects our systems or results in the unauthorized release of sensitive data, our reputation could be materially damaged. We may not discover any security breach and loss of information for a significant period of time after the security breach. We could also be exposed to a risk of loss or litigation and possible liability. Pursuant to U.S. government regulations regarding cybersecurity of government contractors, we might be subject to fines, penalties or other actions, including debarment, with respect to current contracts or with respect to future contract opportunities.

We maintain cybersecurity insurance to provide coverage for a portion of the losses and damages that may result from a security breach, but such insurance is subject to a number of exclusions and may not cover the total loss caused by a breach. Other costs associated with cyber incidents may not be covered by insurance or recoverable in rates. The market for cybersecurity insurance continues to evolve and may affect the future availability of cyber insurance at reasonable rates.

Additional information regarding cybersecurity and risk management associated with cybersecurity is provided in Item 1C. "*Cybersecurity.*"

Human Capital Management Risks

Failure to attract, retain, train, motivate, develop and transition key employees could adversely affect our business

In order to be successful, we must attract, retain, train, motivate, and develop key employees, including those in managerial, operational, financial, regulatory, business development and information technology support positions. Our regulated businesses and contracted services operations are complex. Attracting and retaining high quality staff allows us to minimize the cost of providing quality service. In order to attract and retain key employees in a competitive marketplace, we must provide a competitive compensation package and be able to effectively recruit qualified candidates. This is especially challenging for us since approximately 38% of our employees will be eligible to retire in the next five years. The failure to successfully hire key employees or the loss of a material number of key employees could have a significant impact on the quality of our operations in the short term. Further, changes in our management team may be disruptive to our business, and any failure to successfully transition key new hires or promoted employees could adversely affect our business and results of operations.

Failure of our employees to maintain required certifications and licenses or to complete required compliance training could adversely impact our ability to operate and maintain our utility systems and provide services to our customers

Many of our employees must have specialized certifications and licenses in order to perform their duties and periodically complete required compliance training. Our business could be adversely affected if our employees do not maintain their certifications and licenses or we are unable to attract employees with the necessary certifications and licenses.

Other Business Risk Factors

The accuracy of our judgments and estimates about financial and accounting matters will impact our operating results and financial condition

The quality and accuracy of estimates and judgments used have an impact on our operating results and financial condition. If our estimates are not accurate, we will be required to make an adjustment in a future period. We make certain estimates and judgments in preparing our financial statements regarding, among others:

- timing of recovering M-WRAM, WRAM, ICBA, MCBA and BRRAM regulatory assets;
- regulatory recovery of deferred items;
- amounts to set aside for uncollectible accounts receivable, inventory obsolescence and uninsured losses;
- our legal exposure and the appropriate accrual for claims, including general liability and workers' compensation claims;
- future costs and assumptions for pensions and other post-retirement benefits; and
- possible tax uncertainties.

Market conditions and demographic changes may adversely impact the value of our benefit plan assets and liabilities

Market factors can affect assumptions we use in determining funding requirements with respect to our pension and other post-retirement benefit plans. For example, a relatively modest change in our assumptions regarding discount rates can materially affect our calculation of funding requirements. To the extent that market data compels us to reduce the discount rate used in our assumptions, our benefit obligations could materially increase, which could adversely affect our financial position and cash flows. Further, changes in demographics, such as increases in life expectancy assumptions may also increase the funding requirements of our obligations related to our pension and other post-retirement benefit plans.

Market conditions also affect the values of the assets that are held in trusts to satisfy significant future obligations under our pension and other post-retirement benefit plans. These assets are subject to market fluctuations, which may cause investment returns to fall below our projected rates of return. A decline in the market value of our pension and other post-retirement benefit plan assets will increase the funding requirements under these plans if future returns on these assets are insufficient to offset the decline in value. Future increases in pension and other post-retirement costs as a result of the reduced value of plan assets may not be fully recoverable in rates, and our results of operations and financial position could be negatively affected. These risks are mitigated to some extent by the two-way pension balancing accounts authorized by the CPUC, which permits us to track differences between forecasted annual pension expense adopted in water and electric rates and actual pension expenses for future recovery or refund to customers.

Our business requires significant capital expenditures and our inability to access the capital or financial markets could affect our ability to meet our liquidity needs and long-term commitments, which could adversely impact our operations and financial results

The utility business is capital intensive. We spend significant sums of money for additions to, or replacement of, our property, plant and equipment at our water and electric regulated utilities. We obtain funds for these capital projects from operations, contributions by developers and others, and refundable advances from developers (which are repaid over a period of time). We periodically borrow money or issue equity or debt securities for these purposes. In addition, we have revolving credit facilities that are used for capital expenditure programs with our utilities and operations. We cannot provide assurance that these sources will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return.

As our capital investment program continues to increase, coupled with the elimination of bonus depreciation for regulated utilities due to tax reform, we will need access to external financing more often, which increases our exposure to market conditions. In addition to cash flow from operations, we rely primarily on our credit facilities and long-term debt to satisfy our liquidity needs. We also may from time to time issue Common Shares, including pursuant to our at-the-market offering program, to support our capital investment program. Changes in market conditions, including events beyond our control such as increases to interest rates, could limit our ability to access capital on terms favorable to us or at all, including obtaining credit facilities with the borrowing capacities needed as well as issuing equity or debt securities. As a result, the amount of capital available may not be sufficient to meet all our liquidity needs at a reasonable cost at all of our subsidiaries.

Payment of our debt may be accelerated if we fail to comply with restrictive covenants in our debt agreements

Our failure to comply with restrictive covenants in our debt agreements could result in an event of default. If the default is not cured or waived, we may be required to repay or refinance the debt before it becomes due. Even if we are able to obtain waivers from our creditors, we may only be able to do so on unfavorable terms. Our ability to comply with the financial covenants in our debt agreements may be adversely affected by delays in obtaining CPUC approval of our general rate case filings.

The price of our Common Shares may be volatile and may be affected by market conditions beyond our control

The trading price of our Common Shares may fluctuate in the future because of the volatility of the stock market and a variety of other factors, many of which are beyond our control. Factors that could cause fluctuations in the trading price of our Common Shares include: changes in interest rates; regulatory developments, decisions and delays of decisions; general economic conditions and trends; price and volume fluctuations in the overall stock market; actual or anticipated changes or fluctuations in our results of operations; actual or anticipated changes in the expectations of investors or securities analysts; actual or anticipated developments in other utilities' businesses or the general competitive landscape; litigation involving us or our industry; major catastrophic events; sales of large blocks of our stock and the other risks described herein.

AWR is a holding company that depends on cash flow from its subsidiaries to meet its financial obligations and to pay dividends on its Common Shares

As a holding company, our subsidiaries conduct substantially all operations and our only significant assets are investments in our subsidiaries. This means that we are dependent on distributions of funds from our subsidiaries to meet our debt service obligations and to pay dividends on our Common Shares.

Our subsidiaries are separate and distinct legal entities and generally have no obligation to pay any amounts due on AWR's credit facility. Our subsidiaries only pay dividends if and when declared by the respective subsidiary board. Moreover, GSWC and BVES are obligated to give first priority to their own capital requirements and to maintain capital structures consistent with those determined to be reasonable by the CPUC in its most recent decisions on capital structure for both GSWC and BVES in order for customers to not be adversely affected by the holding company structure. Furthermore, our right to receive cash or other assets in the unlikely event of liquidation or reorganization of any of our subsidiaries is generally subject to the prior claims of creditors of that subsidiary. If we are unable to obtain funds from a subsidiary in a timely manner, we may be unable to meet our financial obligations, make additional investments or pay dividends.

The final determination of our income tax liability may be materially different from our income tax provision

Significant judgment is required in determining our provision for income taxes. Our calculation of the provision for income taxes is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. In addition, our income tax returns are subject to periodic examination by the Internal Revenue Service and other taxing authorities.

Although we believe our income tax estimates are appropriate, there is no assurance that the final determination of our current taxes payable will not be materially different, either higher or lower, from the amounts reflected in our financial statements. In the event we are assessed additional income taxes, our financial condition and cash flows could be adversely affected.

Our operations are geographically concentrated in California

Although we operate water and wastewater facilities in a number of states under our contracted services business, our regulated water and electric operations are concentrated in California, particularly Southern California. As a result, our financial results are largely subject to political, water supply, labor, utility cost and regulatory risks, economic conditions, natural disasters (which may increase as a result of climate change) and other risks affecting California. Our financial results may also be impacted by population growth or decline in our service areas.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cyberattacks represent a threat to water, wastewater and electric utility systems. There have also been increasing threats to the information that companies maintain that have resulted in unauthorized disclosure of private customer, employee, director and corporate financial information.

Threats can come from many sources, including, but not limited to, ransomware, malicious software, credential loss or theft, supervisory control and data acquisition system takeover, equipment theft, supply chain attacks, phishing attacks, identity-based attacks, denial-of-service attacks, the actions of employees either intentional or accidental or artificial intelligence enabled attacks. Ransomware whereby hackers take control of a company's systems and/or data has been identified as the most significant threat to Registrant's critical infrastructure systems and is getting harder to detect while encrypted files are becoming harder to recover. Threat actors using ransomware have also increased their use of data, not only for direct ransom and data destruction, but also to release the data to the public. Registrant believes a breach of customer personally identifiable information is one of the most significant financial risks to it as the costs incurred could exceed the amount of its cybersecurity insurance coverage. In addition, in order to continue meeting Registrant's technological business needs and as more vendors build solutions in the cloud, Registrant expects to further expand its use of cloud-computing environments. As such, Registrant expects risks from cyberattacks and data breaches to increase due to the growth of its technological footprint in the cloud environments.

As cyberattacks have become more frequent and sophisticated, including against third-party technology providers, Registrant expects to continue to increase its investment in information and operational technology to monitor and address cyber threats and attempted cyberattacks, and to improve its posture in addressing security vulnerabilities. Registrant has implemented robust cybersecurity systems and controls to prevent any unauthorized access to information. Its platform was designed to be consistent with industry best practices such as the U.S. National Institute of Standards and Technology ("NIST") cybersecurity frameworks. In addition, Registrant has dedicated employees with cybersecurity technical expertise and also leverages outside cybersecurity firms. Registrant has adopted multi-layered safeguards and educational measures to protect its operations, assets and digital information. Registrant conducts mandatory quarterly cybersecurity training for all employees. Registrant also conducts specialized training for ASUS employees annually on protecting certain types of information relating to the work ASUS and its subsidiaries do with the U.S. government to comply with U.S. government contracting requirements. In addition, Registrant conducts periodic and unannounced phishing tests with all employees and vulnerability assessment and penetration tests.

Registrant has adopted a cybersecurity incident response policy, plan and set of specific instructions, which are annually reviewed by the IT cybersecurity team members. Registrant is also taking actions intended to strengthen its cybersecurity posture and to improve its cybersecurity incident response plans and operating procedures. Despite the actions Registrant has taken and is taking and the fact that, to its knowledge, it has yet to experience a cybersecurity incident; however, there can be no assurance that Registrant will not experience a cybersecurity incident.

Risk management, oversight and response

Cyber risk management is an ongoing iterative process that requires continuous identification, assessment and management of possible cyber threats and has become a vital part of Registrant's overall risk management efforts. Registrant's cybersecurity team assesses ongoing cybersecurity threats and vulnerabilities to prioritize and implement mitigation factors and defense to help contain and combat identified risks.

To keep threat and vulnerability information up-to-date, the cybersecurity team subscribes to multiple national and state-level threat and vulnerability information disclosure services, both general-purpose and industry-specific in nature. Updates from these sources include general information delivered on a daily basis and more threat-specific information delivered as required. Tools are in place within Registrant's environment to monitor for anomalous behavior and provide rapid alerting for emerging threats and, in some cases, automated responses to threats. Registrant's cybersecurity team meets regularly with product vendors for these tools to ensure optimal configurations are in place to protect its environment.

To determine the risk to Registrant's systems, it engages in a continuous vulnerability management lifecycle process to identify and remediate vulnerable systems and system configurations. In this regard, Registrant leverages the NIST cybersecurity frameworks. To supplement Registrant's internal process, the cybersecurity team regularly contracts consultants to assess system configurations, both passively through exercises such as configuration review and actively through penetration testing, and response procedures, such as tabletop exercises, to identify areas for improvement. In addition, Registrant supplements its day-to-day operations with around the clock identification, assessment and mitigation of cyber risks with third-party security services as well. Registrant is in the process of implementing across AWR and its subsidiaries a comprehensive, risk-based approach to identify and oversee cybersecurity risks presented by third parties, including vendors, service providers and other external users of its systems and data, as well as the systems of third parties that could adversely impact Registrant's business in the event of a cybersecurity incident affecting those third-party systems.

Cybersecurity updates are provided periodically to Registrant's senior management, including its CEO, CFO and senior vice presidents of Registrant's operations, and to the senior management of Registrant's subsidiaries. Cybersecurity risk management extends beyond Registrant's and its subsidiaries' senior management teams. Registrant's Board of Directors (the "Board") oversees enterprise risk management, or ERM, performed under the direction of Registrant's senior management team. Cybersecurity updates, including recent findings, changes to processes or personnel changes, are provided to the ERM liaison to the Board, who is a member of the Board, and to the full Board on a quarterly basis or more frequently if needed. Cybersecurity is one component of an overall ERM framework that involves Registrant's Board. The Board satisfies its oversight responsibility by obtaining information from the ERM liaison and senior management of Registrant, with input from the senior management of Registrant's subsidiaries as necessary. On a quarterly basis, Registrant's senior management will discuss plans to mitigate cybersecurity risks with the ERM liaison. The ERM liaison and Registrant's senior management will then provide a report to the full Board regarding the critical cybersecurity risks discussed, mitigation plans and implementation of the ERM program that addresses cybersecurity risks.

Registrant's plans require members of its senior management, such as its CEO and CFO, as well as members of management from its, and its subsidiaries', Operations, Information Technology, Human Capital Management, Accounting and Legal teams to participate in Registrant's Cybersecurity Incident Response Team ("CIRT") and to be kept current on all aspects related to a cyberattack, if a cybersecurity incident were to occur.

Responses to cyberattacks are fast-moving and dynamic and would require an assessment of actual or potential damage performed by Registrant's cybersecurity team. If a cyberattack were to occur, continuous engagement, communication and collaboration between Registrant's cybersecurity team and members of its CIRT as well as third parties would likely be necessary in order to gather accurate and complete information, perform a comprehensive evaluation and assessment of the cyberattack, manage and contain the cybersecurity threat, and develop and execute a remediation and recovery plan. Members of its CIRT team would work together to determine whether a cybersecurity breach is material and required to be reported to the Board and publicly under applicable law and regulation.

To ensure that members of Registrant's Board are informed of material cyberattacks, Registrant's CFO and IT Director have been designated as key members of management that will provide current updates to Registrant's ERM liaison and the Board. The communication will include, but not be limited to, the nature and status of the cyberattack and Registrant's plan to contain and mitigate the cyber threat and ultimately the remediation and recovery plan to return to "business as usual" state. Registrant's CFO has over 15 years overseeing the Company's risk management area. Registrant's IT Director has over 25 years in Information Technology designing, implementing and supporting various cybersecurity and technical solutions, along with ensuring compliance with multiple cybersecurity regulations.

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect Registrant, including its business strategy, results of operations or financial condition. However, the risk of cybersecurity threats could be significant if a cyberattack disrupts Registrant's critical operations, service or financial systems. See "Information Technology Risk Factors" under Item 1A. In addition, any unauthorized access to sensitive information or data breaches could be detrimental to Registrant's operations, critical corporate information and reputation and relationships with its customers, vendors, employees, directors and could negatively affect the future of contract awards at ASUS and could result in a termination of one or more of its existing contracts or the assessment of penalties. The cost of responding to a cyberattack could be significant depending on the severity of the cyberattack and could go beyond financial costs as operations and services provided by Registrant could be delayed and coordinated resources in response could be significant. Registrant could also be assessed penalties if it is determined that applicable data privacy laws have been violated.

Item 2. Properties

Water Properties

As of December 31, 2025, GSWC's physical properties consisted of water transmission and distribution systems, which included 2,890 miles of pipeline together with services, meters and fire hydrants, and approximately 450 parcels of land generally less than 1 acre each, on which are located wells, pumping plants, reservoirs and other water utility facilities, including five surface water treatment plants. GSWC also has franchises, easements and other rights of way for the purpose of accessing wells and tanks and constructing and using pipes and appurtenances for transmitting and distributing water. All of GSWC's properties are located in California.

As of December 31, 2025, GSWC owned 234 wells, of which 181 are active with an aggregate production capacity of approximately 188 million gallons per day. GSWC has 61 connections to the water distribution facilities of the MWD, and other municipal water agencies. GSWC's storage reservoirs and tanks have an aggregate capacity of approximately 119 million gallons. GSWC owns no dams. The following table provides, in greater detail, information regarding the water utility plant of GSWC:

Pumps		Distribution Facilities			Reservoirs	
Well	Booster	Mains*	Services	Hydrants	Tanks	Capacity*
234	392	2,890	265,100	27,282	145	119 **(1)**

* Reservoir capacity is measured in millions of gallons. Mains are in miles.

(1) GSWC has additional capacity in its Bay Point system, through an exclusive capacity right to use 4.4 million gallons per day from a treatment plant owned by Contra Costa Water District. GSWC also has additional reservoir capacity through an exclusive right-to-use all of one 8 million gallon reservoir, one-half of another 8 million gallon reservoir, and one-half of a treatment plant's capacity, all owned by Three Valleys Municipal Water District.

Electric Properties

BVES's properties are located in the Big Bear area of San Bernardino County, California. As of December 31, 2025, BVES owned and operated approximately 87.8 miles of overhead 34.5 kilovolt (kv) sub-transmission lines (28.38 circuit miles are insulated), 6.57 miles of underground 34.5 kv sub-transmission lines, 495.89 miles of overhead 4.16 kv or 2.4 kv distribution lines (46.32 circuit miles are insulated), 114.98 miles of underground cable, 14 sub-stations and a natural gas-fueled 8.4 MW peaking generation facility. BVES also has franchises, easements and other rights of way for the purpose of constructing and using poles, wires and other appurtenances for transmitting electricity.

Adjudicated and Other Water Rights

GSWC owns groundwater and surface water rights in California. Groundwater rights are further subject to classification as either adjudicated or unadjudicated rights. Adjudicated rights have been established through comprehensive litigation in the courts, and the annual extraction quantities and use of the adjudicated rights are often subject to the provisions of the judgment for that particular groundwater basin. Additionally, as a result of the adjudication, many of these groundwater basins are managed by a watermaster that is charged with enforcing the provisions of the judgment, which may include determining operating safe yields based on the water supply conditions of the groundwater basin.

GSWC actively manages its adjudicated groundwater rights portfolio with the goal of optimizing and making this source of supply sustainable. Unadjudicated rights are subject to further regulation by the State Water Resources Control Board ("SWRCB") and the California Department of Water Resources. Surface water rights are quantified and managed by the SWRCB, unless the surface water rights originated prior to 1914. As of December 31, 2025, GSWC had adjudicated groundwater rights and surface water rights of 70,362 and 11,335 acre-feet per year, respectively. GSWC also has a number of unadjudicated groundwater rights, which have not been quantified, but are typically measured by historical usage.

Office Buildings

GSWC owns its general headquarters facility in San Dimas, California. GSWC also owns and leases customer service offices and office space throughout California. BVES owns office space in California. ASUS leases office facilities in Virginia, North Carolina, Maryland and Massachusetts, and owns service centers in Florida, Maryland, South Carolina, Virginia, Texas, North Carolina and Kansas.

Mortgage and Other Liens

As of December 31, 2025, neither AWR, GSWC, BVES, ASUS, nor any of its subsidiaries, had any mortgage debt or liens securing indebtedness outstanding. Under the terms of certain debt instruments, AWR, GSWC and BVES are prohibited from issuing any secured debt, without providing equal and ratable security to the holders of this existing debt.

Condemnation of Properties

The laws of the state of California provide for the acquisition of public utility property by governmental agencies through their power of eminent domain, also known as condemnation, where doing so constitutes a more necessary use. In addition, these laws provide that the owner of utility property (i) may contest whether the condemnation is actually necessary, and (ii) is entitled to receive the fair market value of its property if the property is ultimately taken.

Item 3. Legal Proceedings

During the fourth quarter of 2025, GSWC and one of ASUS's subsidiaries received class settlement payments of $2.2 million and $0.3 million, net of legal and other costs, respectively, from Dupont de Nemours, Inc. and related entities ("Dupont") pursuant to respective class settlement agreements. A multidistrict litigation was created by a court order on December 7, 2018 that included Dupont, Tyco Fire Products LP, BASF Corp. and other defendants. A class settlement agreement among Dupont and the class of eligible public water systems was then entered into on June 30, 2023 and resolved any claims for PFAS contamination with Dupont. The class settlement agreement between the parties was approved by an order issued by the Federal District Court of South Carolina on February 28, 2024.

GSWC and one of ASUS's subsidiaries are plaintiffs in lawsuits seeking monetary damages related to PFAS contamination affecting public water systems with Tyco Fire Products LP and BASF Corp. Both defendants have reached class settlement agreements with the classes of eligible public water systems on April 26, 2024 and May 20, 2024, respectively, and both class settlement agreements have been approved by orders issued by the Federal District Court of South Carolina on November 22, 2024. Although class settlement agreements have been reached by the parties and approved by the Court, settlement amounts expected to be awarded to GSWC and ASUS's subsidiary are not known at this time.

Registrant is subject to ordinary routine litigation incidental to its business, some of which may include claims for compensatory and punitive damages. Management believes that rate recovery, proper insurance coverage and reserves are in place to insure against, among other things, property, general liability, employment, and workers' compensation claims incurred in the ordinary course of business. Insurance coverage may not cover certain claims involving punitive damages.

Item 4. Mine Safety Disclosure

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph

The graph below compares the cumulative 5-Year total return of American States Water Company's Common Shares with the cumulative total returns of the S&P 500 index and a customized peer group of seven water utilities that includes: American Water Works Company Inc., Essential Utilities Inc., Artesian Resources Corporation, California Water Service Group, Middlesex Water Co., York Water Co. and H2O America (formerly SJW Group). In accordance with SEC guidance, the returns of the seven utilities included in the peer group are weighted according to their respective market capitalization.

An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Common Shares, and in the common stock in the index and in the peer group on December 31, 2020. Relative performance is tracked through December 31, 2025.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among American States Water Company, the S&P 500 Index,
and a Peer Group

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/2020	12/2021	12/2022	12/2023	12/2024	12/2025
American States Water Company	$ 100.00	$ 132.26	$ 120.43	$ 106.63	$ 105.36	$ 100.79
S&P 500	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
Peer Group	$ 100.00	$ 123.47	$ 105.68	$ 90.52	$ 86.31	$ 92.17

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Market Information Relating to Common Shares

Common Shares of American States Water Company are traded on the New York Stock Exchange ("NYSE") under the symbol "AWR."

GSWC is a wholly-owned subsidiary of AWR. As a result, there is no public trading market in its common shares.

Approximate Number of Holders of Common Shares

As of February 17, 2026, there were 1,648 holders of record of the 39,082,470 outstanding Common Shares of American States Water Company. AWR owns all of the outstanding common shares of GSWC, BVES and ASUS. ASUS owns all of the outstanding stock of its subsidiaries.

Frequency and Amount of Any Dividends Declared and Dividend Restrictions

For the last two years, AWR has paid dividends on its Common Shares on or about March 1, June 1, September 1 and December 1. The following table lists the amounts of dividends paid on Common Shares of American States Water Company:

	2025	2024
First Quarter	$ 0.4655	$ 0.4300
Second Quarter	$ 0.4655	$ 0.4300
Third Quarter	$ 0.5040	$ 0.4655
Fourth Quarter	$ 0.5040	$ 0.4655
Total	$ 1.9390	$ 1.7910

AWR's ability to pay dividends is subject to the requirement in its revolving credit facility to maintain compliance with all covenants described in *Note 9 Bank Debt* included in Part II, Item 8, in the *Notes to Consolidated Financial Statements*. GSWC is prohibited under the terms of its senior notes from paying dividends if, after giving effect to the dividend, its total indebtedness to capitalization ratio (as defined) would be more than 0.6667-to-1. GSWC would have to issue additional debt of $1,148 million to invoke this covenant as of December 31, 2025.

Under California law, AWR, GSWC, BVES and ASUS are each permitted to distribute dividends to its shareholders and repurchase its shares so long as the Board of Directors determines, in good faith, that either: (i) the value of the corporation's assets equals or exceeds the sum of its total liabilities immediately after the dividend, or (ii) its retained earnings equals or exceeds the amount of the distribution.

Under the least restrictive of the California tests, approximately $1,045.6 million was available to pay dividends to AWR's common shareholders and repurchase shares from AWR's common shareholders at December 31, 2025. Approximately $933.7 million was available for GSWC to pay dividends to AWR at December 31, 2025, and approximately $117.7 million was available for BVES to pay dividends to AWR at December 31, 2025. BVES has a separate revolving credit facility, and its ability to pay dividends is subject to the requirement in the credit agreement to maintain compliance with all covenants described in *Note 9 Bank Debt*.

ASUS's ability to pay dividends to AWR is dependent upon the ability of each of its subsidiaries to pay dividends to ASUS under applicable state law as well as ASUS's ability to pay dividends under California law.

AWR paid $74.7 million in dividends to shareholders for the year ended December 31, 2025, as compared to $67.0 million for the year ended December 31, 2024. GSWC paid dividends of $37.5 million and $35.1 million to AWR in 2025 and 2024, respectively. BVES did not pay dividends to AWR in 2025 and 2024. ASUS paid dividends of $20.0 million and $16.0 million to AWR in 2025 and 2024, respectively.

Unregistered Sales of Equity Securities

On December 26, 2025, GSWC issued 0.975 common shares to AWR in exchange for a contribution of $12.0 million. These shares were issued in a private placement, and the proceeds were used to pay outstanding borrowings under GSWC's credit agreement and to fund GSWC's operations and capital expenditures. GSWC issued the common shares upon the exemption from registration provided under Section 4(a)(2) of the Securities Act of 1933, as amended. AWR did not issue any unregistered equity securities during 2025.

Other Information

The shareholders of AWR have approved the material features of all equity-compensation plans under which AWR directly issues equity securities.

The following table provides information about AWR repurchases of its Common Shares during the fourth quarter of 2025:

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (1)(3)
October 1 - 31, 2025	277		$ 74.08	—	—
November 1 - 30, 2025	5,949		$ 70.72	—	—
December 1 - 31, 2025	3,828		$ 73.39	—	—
Total	10,054	**(2)**	$ 71.83	—	

(1) None of the Common Shares were repurchased pursuant to any publicly announced stock repurchase program.

(2) Of these amounts, 5,445 Common Shares were acquired on the open market for employees pursuant to the 401(k) plan. The remainder of the shares were acquired on the open market for participants in the DRP.

(3) Neither the 401(k) plan nor the Common Share Purchase and DRP contains a maximum number of Common Shares that may be purchased in the open market.

Item 6. (Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information on AWR's consolidated operations and assets, and includes specific references to (i) GSWC, AWR's regulated water utility segment, (ii) BVES, AWR's regulated electric utility segment, (iii) ASUS and its subsidiaries, collectively, AWR's contracted services segment, and (iv) AWR (parent) where applicable.

Included in the following analysis is a discussion of Registrant's operations in terms of earnings per share by business segment and AWR (parent), which equals each business segment's recorded earnings and adjusted earnings (if applicable) divided by AWR's weighted average number of diluted Common Shares. The impact of a one-time tax benefit recorded in 2024 at the water segment has been excluded in the analysis when communicating AWR's consolidated and water segment results for the years ended December 31, 2025 and 2024. This adjustment has been excluded from the analysis to help facilitate comparisons of AWR's performance from period to period.

All of the measures discussed above are derived from consolidated financial information of Registrant, but are not presented in our financial statements that are prepared in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). These items constitute "non-GAAP financial measures" under Securities and Exchange Commission rules, which supplement our GAAP disclosures but should not be considered as an alternative to the respective GAAP measures. Furthermore, the non-GAAP financial measures may not be comparable to similarly titled non-GAAP financial measures of other registrants.

AWR uses earnings per share by business segment and AWR (parent), a non-GAAP financial measure, as an important measure in evaluating its operating results and believes it provides investors with clarity surrounding the performance of its segments. AWR reviews this measurement regularly and compares it to historical periods and to its operating budget. Reconciliations of this measure and of diluted earnings per share as adjusted to AWR's consolidated diluted earnings per share prepared in accordance with GAAP are included in the discussion under the section titled "*Summary Results by Segment.*"

Overview

Factors affecting our financial performance are summarized under the Overview section in *Item 1. Business* and *Item 1A. Risk Factors*.

The U.S. government announced a comprehensive set of tariffs in the second quarter. Following the pause of certain of these tariffs, the majority of the previously announced tariffs have been implemented. The U.S. government has continued to indicate that they could impose additional tariffs on particular countries and to impose global tariffs on certain goods. Such tariffs could impact our results of operations by increasing the costs of various goods, including construction materials. Management is actively engaged with vendors and business partners to reduce financial risks of tariffs; however, the impact of such tariffs is subject to uncertainties regarding whether the U.S. government ultimately imposes additional tariffs, the timing of their implementation, the magnitude of such tariffs and possible exemption for certain goods, among other unknowns.

Water and Electric Segments:

GSWC's revenues, operating income and cash flows are earned primarily through delivering potable water to homes and businesses in California. BVES's revenues, operating income and cash flows are primarily earned through delivering electricity in the Big Bear area of San Bernardino County, California. Rates charged to GSWC and BVES customers are authorized by the CPUC. These rates are intended to allow recovery of operating costs and a reasonable rate of return on invested capital. GSWC and BVES plan to continue seeking additional rate increases in future years from the CPUC to recover operating and supply costs, and receive reasonable returns on invested capital. Capital expenditures in future years at GSWC and BVES are expected to remain at substantially higher levels than depreciation expense. When necessary, GSWC and BVES may obtain funds from external sources in the capital markets and through bank borrowings.

General Rate Case Filings and Other Matters:

Water General Rate Case for the years 2025–2027

On January 30, 2025, the CPUC issued a final decision in GSWC's general rate case application for all its water regions and the general office, which determines new water rates for the years 2025 - 2027. Among other things, the final decision adopted a settlement agreement between GSWC and the Public Advocates Office at the CPUC, which authorized GSWC to invest approximately $573.1 million in capital infrastructure over the three-year capital cycle. The $573.1 million of infrastructure investment includes $17.7 million of advice letter capital investments to be filed for revenue recovery during the second- and third-year attrition increases when those projects are completed. In addition, the approved settlement agreement includes $58.2 million of advice letter capital investments that began construction in 2023 to be filed for revenue recovery during the second- and third-year attrition increases when those projects are completed. Under the approved settlement agreement, beginning in 2025, all of the advice letter projects were allowed to accrue in a memorandum account (i) interest during the construction period at GSWC's adopted cost of debt until the assets are in service, and (ii) the full rate of return that includes a debt and equity component and all applicable components of the revenue requirement for the projects from the period the assets are in service until the date of the attrition filings.

Excluding revenues for all of the advice letter capital projects discussed above, under the terms of the settlement agreement, GSWC's adopted operating revenues less water supply costs for 2025 increased by approximately $23 million as compared to the 2024 adopted operating revenues less water supply costs. In December, 2025, GSWC received approval from the CPUC to implement its full second-year rate increases, effective January 1, 2026, that will result in higher adopted operating revenues less water supply cost for 2026 of approximately $32.0 million compared to 2025's adopted operating revenues less water supply cost. Included in the 2026 increase is nearly $11 million related to the advice letter capital projects previously discussed. The assets from the advice letter projects and the related amounts in the memorandum account were added to the adopted rate base for inclusion in the revenue requirement effective January 1, 2026.

The final decision also addressed GSWC's request for various regulatory mechanisms that were litigated during the proceeding. Among other things, the final decision rejected GSWC's request for the continuation of a full sales and revenue decoupling mechanism such as the WRAM and a full cost balancing account for water supply such as the MCBA, and instead ordered GSWC to transition to a modified rate adjustment mechanism (a Monterey-style WRAM or "M-WRAM") and an incremental cost balancing account ("ICBA") for supply costs. The final decision also adopted GSWC's M-WRAM rate design proposal authorizing GSWC to increase the revenue requirement recovery in its fixed service charges to between 45-48% of the revenue requirement depending on the ratemaking area representing approximately 65% of GSWC's fixed costs in aggregate, and approved GSWC's request for the continuation of a sales reconciliation mechanism that would allow GSWC to adjust its sales forecast throughout the general rate case cycle to address significant fluctuations in consumption. The M-WRAM tracks the difference between the revenue based on actual metered sales through a tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a standard single quantity rate had been in effect. The ICBA for supply costs tracks differences between the authorized per-unit prices and actual per-unit prices for each supply cost (purchased water, pump tax, and purchased power). The M-WRAM and ICBA were effective January 1, 2025.

Without the WRAM and MCBA, GSWC's earnings in 2025 were favorably impacted from an actual water supply source mix that included less purchased water than what was authorized in the general rate case and included in the revenue requirement, which was partially offset by the negative impact from a nearly 4% decrease in water consumption compared to amounts adopted in the final general rate case. As a result, the combined impact from changes in water supply source mix compared to adopted levels and fluctuations in consumption did not have a material impact on GSWC's 2025 earnings. The new 2025 rates and the implementation of the new M-WRAM and ICBA regulatory mechanisms approved in the final decision have been reflected in GSWC's earnings for the year ended December 31, 2025 that resulted in an increase in recorded revenues of $46.7 million largely from the new rates and an increase in recorded water supply costs of $21.9 million, which combined is an increase of $24.8 million, compared to 2024. GSWC's future earnings will continue to be subject to volatility as a result of fluctuations in consumption and/or changes in water supply source mix compared to adopted levels.

Water Cost of Capital ("COC") Proceeding

2026 COC Application

Investor-owned water utilities serving California are required to file their cost of capital applications on a triennial basis. In November 2025, GSWC, along with three other investor-owned California water utilities, requested a further extension of the date by which each of them must file their cost of capital applications. In November 2025, the CPUC approved the request to defer the cost of capital application by another year. The CPUC's approval postponed the filing date by one year until May 1, 2027, with a corresponding effective date of January 1, 2028. The CPUC also approved the joint parties' request to leave the current Water Cost of Capital Mechanism ("WCCM") in place through the one-year deferral period. GSWC's current authorized rate of return on rate base is 7.93%, based on its weighted cost of capital, which will continue in effect through December 31, 2027. The 7.93% return on rate base includes a return on equity of 10.06%, an embedded cost of debt of 5.1%, and a capital structure with 57% equity and 43% debt.

Electric General Rate Cases:

General Rate Case for Years 2023–2026

On January 16, 2025, the CPUC adopted a final decision in BVES's general rate case proceeding that set new electric rates retroactive to January 1, 2023 and approved the settlement agreement reached between BVES, Cal Advocates and another intervenor in its entirety. Among other things, the settlement agreement, (i) settled and adopted the revenue requirements for each of the four years 2023 through 2026, and the rate increases for 2024 through 2026 are not subject to an earnings test, (ii) authorized BVES to invest approximately $52.5 million in capital infrastructure included in base rates over the four-year rate cycle and at least an additional $23.1 million (plus an allowance for funds used during construction, or "AFUDC") to be filed for revenue recovery through advice letters when the projects are completed; (iii) adopted a cost of capital that increased BVES's adopted return on equity from 9.6% to 10.0%, lowered the cost of debt from 6.6% to 5.51%, and maintained the capital structure of 57% equity and 43% debt, and (iv) approved for recovery the requested capital expenditures and other incremental operating costs already incurred prior to 2023 in connection with BVES's wildfire mitigation plans that were previously not included in customer rates.

The new electric rates were implemented on March 1, 2025. BVES was also authorized by the CPUC to establish a general rate case memorandum account that made the new rates retroactive to January 1, 2023. The general rate case memorandum account tracked the revenue differences between the 2022 adopted rates and the 2023 and 2024 new rates authorized by the CPUC for future recovery. As of December 31, 2025, the aggregate cumulative under-collection in retroactive revenues related to the full year of 2023 and 2024 amounted to $8.2 million. On April 1, 2025, BVES implemented surcharges to recover the retroactive amounts accumulated related to the new rates, as well as recovery of incremental operating costs incurred prior to 2023 in connection with BVES's wildfire mitigation plans that were being tracked in memorandum accounts prior to the new rate cycle.

The final decision provided for an increase in adopted operating revenues of $2.2 million for 2025. Furthermore, the previously mentioned advice letter projects of at least $23.1 million are expected to generate additional annual operating revenues of approximately $3 million when the respective projects are completed, placed in service, and filed for recovery in customer rates. These projects also accrue AFUDC during construction that will further increase the revenue requirement. On April 1, 2025, BVES implemented new base rates to recover the revenue requirement associated with $11.6 million (including AFUDC) of capital projects approved for recovery through advice letters. In addition, effective October 1, 2025, BVES began to recover the revenue requirement as a result of an additional advice letter capital project totaling approximately $12.2 million (including AFUDC) that was completed and placed in service.

General Rate Case for Years 2027–2030

On January 30, 2026, BVES filed a new general rate case application that will determine new electric rates for the years 2027 through 2030. Among other things, BVES requested (i) capital budgets of approximately $133 million for the four-year rate cycle, and another approximately $17 million, plus AFUDC, for capital projects to be filed for revenue recovery through advice letters when the projects are completed, and (ii) a capital structure for BVES of 60% equity and 40% debt, a return on equity of 11.30%, an embedded cost of debt of 5.92%, and a return on rate base of 9.15%.

Contracted Services Segment:

ASUS's revenues, operating income and cash flows are earned by providing water and/or wastewater services, including operation and maintenance services and construction of facilities for the water and/or wastewater systems at various military installations, pursuant to an initial 50-year, firm-fixed-price contract, additional firm-fixed-price contracts, task order agreements and subcontracts with third party prime contractors on military bases. Currently, ASUS has one subsidiary that has entered into a task order agreement with the U.S. government that has a term of 15 years. The contract prices for each of the contracts and recurring task order agreements are subject to annual economic price adjustments. Additional revenues generated by contract operations are primarily dependent on annual economic price adjustments, and new construction activities under contract modifications with the U.S. government or agreements with other third-party prime contractors.

During 2025, ASUS was awarded approximately $29.4 million in new construction projects, some of which were completed in 2025 and the remainder of which are expected to be completed through 2028. ASUS's subsidiaries expect to continue to enter into U.S. government-awarded contract modifications and agreements with third-party prime contractors for new construction projects at the military bases served.

Effective October 1, 2025, the U.S. government announced its shutdown, which officially ended on November 12, 2025. Amid the U.S. government shutdown, the subsidiaries of ASUS did not experience any earnings impact to their existing operations and maintenance and renewal and replacement services, as utility privatization contracts are an "excepted service." In the event of a future shutdown, management expects that an impact on ASUS and its operations through its subsidiaries would likely be limited to (a) the timing of funding to pay for services rendered, (b) delays in the processing of EPAs and/or REAs, (c) the timing of the issuance of contract modifications for new construction work not already funded by the U.S. government, (d) the timing of construction work associated with delays in receiving construction permits from furloughs at government agencies, and/or (e) delays in solicitation for and/or awarding of new contracts under the Department of Defense contracting programs. However, in the event a future U.S. government shutdown extends for an unprecedented and much longer period, ASUS's liquidity and earnings could be impacted.

Summary Results by Segment

The table below sets forth a comparison of the diluted earnings per share by business segment and for the parent company:

	Diluted Earnings per Share		
	Year Ended		
	12/31/2025	12/31/2024	CHANGE
Water	$ 2.61	$ 2.51	$ 0.10
Electric	0.25	0.21	0.04
Contracted services	0.61	0.55	0.06
AWR (parent)	(0.09)	(0.10)	0.01
Consolidated diluted earnings per share, as recorded (GAAP)	3.37	3.17	0.20
Adjustment to GAAP measure:			
Impact of a tax benefit recorded in the fourth quarter of 2024 resulting from a final decision in the water general rate case*	—	(0.13)	0.13
Consolidated diluted earnings per share, as adjusted (Non-GAAP)	$ 3.37	$ 3.04	$ 0.33
Water diluted earnings per share, as adjusted (Non-GAAP)*	$ 2.61	$ 2.38	$ 0.23

Note: Certain amounts in the table above may not foot or crossfoot due to rounding.

* The water segment's adjusted earnings for 2024 exclude the impact of a one-time tax benefit of $0.13 per share recorded during the fourth quarter of 2024 as a result of receiving a final decision from the CPUC in the water general rate case.

For the year ended December 31, 2025, AWR's recorded consolidated diluted earnings were $3.37 per share, as compared to $3.17 per share for 2024, an increase of $0.20 per share. Excluding the impact of a one-time tax benefit shown separately in the table above and discussed below, adjusted consolidated diluted earnings for 2024 were $3.04 per share as compared to recorded diluted earnings of $3.37 per share for 2025, an adjusted increase of $0.33 per share largely from the implementation of new customer rates at the regulated utilities, and higher earnings at the contracted services segment largely from an increase in management fee revenues and construction activities. AWR's consolidated diluted earnings in 2025 were negatively impacted by approximately $0.10 per share from the higher number of dilutive shares in 2025 compared to 2024 due to the continued issuance of equity under AWR's ATM offering program.

Included in the consolidated results for 2024 was a tax benefit of $5.0 million, or $0.13 per share, resulting from the final decision issued by the CPUC on January 30, 2025 in connection with GSWC's latest general rate case proceeding. The final decision adopted a settlement agreement between GSWC and Cal Advocates, which excluded from customer rates certain excess deferred income tax balances generated by activities outside of ratemaking that were previously recorded as regulatory liabilities as a result of the 2017 Tax Cuts and Jobs Act that reduced the corporate income tax rate from 35% to 21%. GSWC recorded the tax benefit to reflect a change in estimate that decreased its regulatory liabilities associated with excess deferred income tax balances as of December 31, 2024.

The following is a computation and reconciliation of diluted earnings per share from the measure of net income (loss) by business segment as disclosed in Note 17 to the Consolidated Financial Statements, to AWR's consolidated fully diluted earnings per common share for the year ended December 31, 2025 and 2024:

	Water		Electric		Contracted Services		AWR (Parent)		Consolidated (GAAP)	
In 000's except per share amounts	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Net income (loss) (Note 17)	$ 100,946	$ 94,463	$ 9,615	$ 7,754	$ 23,457	$ 20,642	$ (3,576)	$ (3,591)	$ 130,442	$ 119,268
Weighted Average Number of Diluted Shares	38,673	37,583	38,673	37,583	38,673	37,583	38,673	37,583	38,673	37,583
Diluted earnings per share	$ 2.61	$ 2.51	$ 0.25	$ 0.21	$ 0.61	$ 0.55	$ (0.09)	$ (0.10)	$ 3.37	$ 3.17

Note: Certain amounts in the table above may not foot or crossfoot due to rounding.

Water Segment:

For the year ended December 31, 2025, recorded diluted earnings from the water utility segment were $2.61 per share, as compared to $2.51 per share for 2024, an increase of $0.10 per share, which included the impact of a one-time tax benefit of $0.13 per share as previously discussed above. Excluding the impact of this item from 2024, adjusted diluted earnings at the water segment would be $2.38 per share for 2024 as compared to recorded diluted earnings of $2.61 per share for 2025, an adjusted increase at the water segment of $0.23 per share. The discussion below presents the major variances in earnings for the two periods:

- An increase in water operating revenues of approximately $46.7 million largely as a result of the CPUC-authorized new rate increases effective January 1, 2025 in connection with the approved general rate case. GSWC transitioned from a full revenue decoupling mechanism to the M-WRAM effective January 1, 2025. As a result, GSWC's revenues and earnings may be subject to future volatility from significant fluctuations in customer consumption compared to adopted levels.

- An increase in water supply costs of $21.9 million primarily related to higher overall per-unit purchased water costs covered in rates. As a result of transitioning from a full cost balancing account for water supply to the ICBA, GSWC's earnings for the year ended December 31, 2025 were favorably impacted by an actual water supply source mix that included less purchased water than what was authorized in the general rate case and included in the revenue requirement. For the year ended December 31, 2025, GSWC's pumped water sources, which cost less than purchased water, were capable of meeting a greater portion of customer demand when compared to a higher purchased water mix being recovered in the new adopted rates. GSWC's earnings will be subject to future volatility as a result of favorable and unfavorable changes in the water supply source mix compared to the adopted mix incorporated in the revenue requirement.

- An overall increase in operating expenses of $10.0 million (excluding supply costs) mainly due to increases in (i) overall labor costs, (ii) maintenance expense, (iii) insurance-related costs, (iv) depreciation and amortization expenses, which are impacted by increasing capital additions placed in service and are reflected and recovered in customer rates, and (v) non-income taxes; partially offset by a decrease in other operation-related costs including lower chemicals and water treatment costs, administrative and general expenses (excluding labor) primarily due to lower outside services costs including those related to regulatory filings as compared to 2024, and property taxes resulting from favorable true-ups in assessed property values. Lastly, as a result of receiving a final decision on its general rate case, GSWC was authorized to recover certain costs through various memorandum accounts that were recorded in 2024 and did not recur in 2025.

- An overall increase in other income (net of other expense) of $0.3 million due primarily to gains of $5.5 million generated on investments held to fund one of the Company's retirement plans as compared to gains of $5.3 million recorded during 2024.

- Excluding the one-time tax benefit of $5.0 million recorded in 2024, an overall decrease in the effective income tax rate due to changes in certain flowed-through income taxes and permanent items included in GSWC's income tax expense for the year ended December 31, 2025 as compared to 2024 favorably impacted the water segment's earnings. As a regulated utility, GSWC treats certain temporary differences as being flowed-through in computing its income tax expense consistent with the income tax method used in its CPUC-jurisdiction rate making. Changes in the magnitude of flowed-through items either increase or decrease tax expense, thereby affecting diluted earnings per share.

- A decrease in earnings of approximately $0.07 per share due to the dilutive effects from the issuance of equity under AWR's ATM offering program. Under the program, AWR may offer and sell its Common Shares, with an aggregate gross offering price of up to $200 million, from time to time at its sole discretion, with $40.7 million currently remaining available for sale. Through December 31, 2025, AWR has sold 2,048,988 Common Shares through this ATM offering program.

Electric Segment:

Diluted earnings from the electric utility segment increased $0.04 per share for the year ended December 31, 2025 as compared to 2024, largely resulting from an increase in revenues from the third-year rate increases in 2025 as a result of receiving a final decision approved by the CPUC in connection with BVES's general rate case proceeding that set new rates for 2023 - 2026 (retroactive to January 1, 2023), as well as receiving approval in 2025 of certain advice letter projects that increased base rates to recover the revenue requirement associated with these capital projects. In addition, there was an overall decrease in the effective income tax rate due to changes in certain flowed-through income taxes as compared to 2024 that favorably impacted the electric segment's earnings. These increases in the electric segment's earnings were partially offset by an overall increase in operating expenses. There was also a decrease in earnings of approximately $0.01 per share due to the dilutive effects from the issuance of equity under AWR's ATM offering program.

Contracted Services Segment:

Diluted earnings from the contracted services segment increased $0.06 per share for the year ended December 31, 2025 as compared to 2024, largely due to (i) an increase in management fee revenues resulting from the commencement of operations in April 2024 at the new bases (Naval Air Station Patuxent River and Joint Base Cape Cod) and the resolution of various economic price adjustments, (ii) an increase in construction activities, and (iii) lower interest expense resulting from lower borrowing levels and interest rates; partially offset by higher overall operating expenses (excluding construction expenses), and a decrease in earnings of approximately $0.02 per share due to the dilutive effects from the issuance of equity under AWR's ATM offering program.

AWR (Parent):

For the year ended December 31, 2025, the diluted loss from AWR (parent) decreased $0.01 per share compared to 2024 due to higher income from the lease of AWR's water rights; partially offset by higher interest expense resulting from higher average borrowing levels under AWR's credit facility.

The following discussion and analysis for the years ended December 31, 2025 and 2024 provide information on AWR's consolidated operations and assets and, where necessary, includes specific references to AWR's individual segments and subsidiaries: GSWC, BVES and ASUS and its subsidiaries.

Consolidated Results of Operations — Years Ended December 31, 2025 and 2024 (amounts in thousands, except per share amounts):

	Year Ended 12/31/2025	Year Ended 12/31/2024	$ CHANGE	% CHANGE
OPERATING REVENUES				
Water	$ 464,114	$ 417,410	$ 46,704	11.2%
Electric	57,217	51,645	5,572	10.8%
Contracted services	136,742	126,404	10,338	8.2%
Total operating revenues	658,073	595,459	62,614	10.5%
OPERATING EXPENSES				
Water purchased	98,224	74,274	23,950	32.2%
Power purchased for pumping	14,076	15,025	(949)	-6.3%
Groundwater production assessment	21,489	24,145	(2,656)	-11.0%
Power purchased for resale	18,110	11,630	6,480	55.7%
Supply cost balancing accounts	(5,014)	(1,894)	(3,120)	164.7%
Other operation	47,041	41,318	5,723	13.9%
Administrative and general	102,811	100,941	1,870	1.9%
Depreciation and amortization	47,784	43,647	4,137	9.5%
Maintenance	21,663	20,255	1,408	7.0%
Property and other taxes	28,008	27,091	917	3.4%
ASUS construction	60,606	54,544	6,062	11.1%
Total operating expenses	454,798	410,976	43,822	10.7%
OPERATING INCOME	203,275	184,483	18,792	10.2%
OTHER INCOME AND EXPENSES				
Interest expense	(46,776)	(50,382)	3,606	-7.2%
Interest income	5,650	7,874	(2,224)	-28.2%
Other, net	7,649	7,466	183	2.5%
	(33,477)	(35,042)	1,565	-4.5%
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE	169,798	149,441	20,357	13.6%
Income tax expense	39,356	30,173	9,183	30.4%
NET INCOME	$ 130,442	$ 119,268	$ 11,174	9.4%
Basic earnings per Common Share	$ 3.37	$ 3.17	$ 0.20	6.3%
Fully diluted earnings per Common Share	$ 3.37	$ 3.17	$ 0.20	6.3%

Operating Revenues

General

GSWC and BVES rely upon approvals by the CPUC of rate increases to recover operating expenses and to provide for a return on invested and borrowed capital used to fund utility plants. ASUS relies on economic price and equitable adjustments by the U.S. government in order to recover operating expenses and provide a profit margin for ASUS. Current operating revenues and earnings may be negatively impacted if ASUS's subsidiaries do not receive adequate price adjustments in a timely manner. ASUS's earnings are also impacted by the level of construction projects at its subsidiaries, which may or may not continue at current levels in future periods.

Water

For the year ended December 31, 2025, revenues from water operations increased to $464.1 million, an increase of $46.7 million compared to 2024. The increase in water revenues during 2025 is primarily a result of the CPUC-approved new 2025 rate increases effective January 1, 2025 in connection with the recently approved general rate case, as well as an increase in water consumption compared to 2024. There was also an increase in CPUC-approved surcharges billed in 2025 compared to 2024 to recover previously incurred costs. These surcharges are largely offset by corresponding increases in operating expenses, resulting in no impact to earnings.

While billed water consumption for the year ended December 31, 2025 was higher by 1.9% compared to 2024 due primarily to lower amounts of seasonal precipitation for 2025 compared to 2024, 2025 consumption was nearly 4% lower as compared to consumption amounts adopted in the final general rate case. Prior to 2025, changes in consumption had not had a significant impact on recorded revenues due to the CPUC-approved full revenue decoupling mechanism, known as the WRAM, which adjusted volumetric revenues to adopted levels authorized by the CPUC. As previously discussed, the final decision in the latest general rate case rejected GSWC's request for the continuation of the WRAM, and instead ordered GSWC to transition to a modified rate adjustment mechanism (a Monterey-style WRAM or "M-WRAM"). Without having a full revenue decoupling mechanism, GSWC's revenues and earnings will be subject to future volatility as a result of significant fluctuations in customer consumption compared to adopted levels.

Electric

Electric revenues for the year ended December 31, 2025 increased by $5.6 million to $57.2 million largely resulting from an increase in revenues from third-year electric rate increases implemented in 2025.

Electric usage for the year ended December 31, 2025 was 1.1% lower than 2024. Due to the CPUC-approved BRRBA, which adjusts certain revenues to adopted levels authorized by the CPUC, changes in usage do not have a significant impact on earnings.

Contracted Services

Revenues from contracted services are composed of construction revenues (including renewal and replacements) and management fees for operating and maintaining the water and/or wastewater systems at various military bases. For the year ended December 31, 2025, revenues from contracted services increased $10.3 million to $136.7 million as compared to $126.4 million for 2024. The increase was primarily due to an increase in management fee revenue from annual economic price adjustments and the new operations at Joint Base Cape Cod and Naval Air Station Patuxent River and an increase in construction activities.

ASUS's subsidiaries continue to enter into U.S. government-awarded contract modifications and agreements with third-party prime contractors for new construction projects at the military bases served. Earnings and cash flows from modifications to the initial 50- and 15-year contracts with the U.S. government and agreements with third-party prime contractors for additional construction projects may or may not continue at current levels in future periods.

Operating Expenses:

Supply Costs

Total supply costs at the regulated utilities comprise the largest portion of total consolidated operating expenses. Supply costs accounted for approximately 32.3% and 30.0% of total operating expenses for the years ended December 31, 2025 and 2024, respectively.

Water segment supply costs

Two of the principal factors affecting water supply costs are the amount of water produced and the source of the water. Generally, the variable cost of producing water from wells is less than the cost of water purchased from wholesale suppliers.

Since the implementation in 2008 of the previously CPUC-approved MCBA, GSWC was able to track adopted and actual expense levels for purchased water, power purchased for pumping and pump taxes. GSWC recorded the variances (which include the effects of changes in both rate and volume) between adopted and actual purchased water, purchased power and pump tax expenses as a regulatory asset or liability. GSWC recovered from, or refunded to, customers the amount of such variances. Without the MCBA mechanism in place, beginning in 2025, there may be volatility to Registrant's earnings as a result of changes in water supply source mix. The MCBA has been replaced with an incremental supply cost balancing account that will not include the impact from changes in water supply source mix compared to the adopted mix incorporated in the revenue requirement, but allows GSWC to track differences between the authorized per-unit prices of water production costs and actual per-unit prices of water production costs.

Supply costs for the water segment consist of purchased water, purchased power for pumping, groundwater production assessments and changes in the water supply cost balancing accounts. For the years ended December 31, 2025 and 2024, water supply costs consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Water purchased	$	98,224	$	74,274	$	23,950	32.2%
Power purchased for pumping		14,076		15,025		(949)	-6.3%
Groundwater production assessment		21,489		24,145		(2,656)	-11.0%
Water supply cost balancing accounts *		(96)		(1,621)		1,525	-94.1%
Total water supply costs	$	133,693	$	111,823	$	21,870	19.6%

* The sum of water and electric supply-cost balancing accounts are shown on AWR's Consolidated Statements of Income and totaled $(5.0) million and $(1.9) million for 2025 and 2024, respectively.

Purchased water costs for the year ended December 31, 2025 increased to $98.2 million as compared to $74.3 million for 2024. The overall actual percentages for purchased water for the years ended December 31, 2025 and 2024 were 48% and 41%, respectively, resulting in higher purchased water volume and costs in 2025. The increase in purchased water costs was also due to increases in wholesale water prices. Power purchased for pumping and groundwater production assessment both decreased due, in part, to the shift in actual supply source mix resulting in lower production volume in 2025 as compared to 2024. These decreases were partially offset by increases in pump tax rates and electricity provider rates.

For the year ended December 31, 2025, the water supply cost balancing account had a $0.1 million under-collection as compared to a $1.6 million under-collection in 2024. The change in water supply cost balancing accounts was primarily due to a change in the supply cost recovery mechanisms, as previously described. Unlike the MCBA, the incremental supply cost balancing account only tracks differences between the authorized per-unit prices of water production costs and actual per-unit prices of water production costs.

Electric segment supply costs

Supply costs for the electric segment consist primarily of purchased power for resale, the cost of natural gas used by BVES's generating unit, the cost of renewable energy credits and changes in the electric supply cost balancing account. For the years ended December 31, 2025 and 2024, electric supply costs consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Power purchased for resale	$	18,110	$	11,630	$	6,480	55.7%
Electric supply cost balancing account *		(4,918)		(273)		(4,645)	**
Total electric supply costs	$	13,192	$	11,357	$	1,835	16.2%

* The sum of water and electric supply-cost balancing accounts are shown on AWR's Consolidated Statements of Income and totaled $(5.0) million and $(1.9) million for 2025 and 2024, respectively.

** not meaningful

For the year ended December 31, 2025, the cost of power purchased for resale to BVES's customers increased to $18.1 million as compared to $11.6 million for 2024 primarily due to higher overall average prices per megawatt-hour. The change in the electric supply balancing account in 2025 when compared to 2024 was due primarily to increases in energy prices.

Other Operation

The primary components of other operation expenses include payroll costs, materials and supplies, chemicals and water treatment costs, and outside service costs of operating the regulated water and electric systems, including the costs associated with transmission and distribution, pumping, water quality, meter reading, billing, and operations of district offices and the electric system. Registrant's contracted services operations incur many of the same types of expenses. For the years ended December 31, 2025 and 2024, other operation expenses by business segment consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Water Services	$	32,181	$	28,349	$	3,832	13.5%
Electric Services		4,674		3,424		1,250	36.5%
Contracted Services		10,186		9,545		641	6.7%
Total other operation	$	47,041	$	41,318	$	5,723	13.9%

For the year ended December 31, 2025, the increase in other operation expenses at the water segment was due, in part, from an increase of $1.6 million in billed surcharges to recover previously incurred costs that had been tracked in CPUC-authorized memorandum accounts. Increases in revenues from billed surcharges have a corresponding and offsetting increase in other operation expenses, resulting in no impact to earnings. Furthermore, for the year ended December 31, 2024, there was a reduction of $2.0 million as a result of receiving the final decision in the recent water general rate case that authorized the recovery of previously incurred operation-related costs that were being tracked in CPUC-authorized memorandum accounts and which became probable of future recovery. There was no similar item in 2025. There was also an increase in operation-related labor cost, partially offset by a decrease in chemicals and water treatment costs.

The increase at the electric segment was due primarily to higher operation-related labor costs, transportation costs, and bad debt expense.

The increase at the contracted services segment was due primarily to the new operations at Joint Base Cape Cod and Naval Air Station Patuxent and higher operation-related labor costs.

Administrative and General

Administrative and general expenses include payroll related to administrative and general functions, all employee-related benefits, insurance expenses, outside legal and consulting fees, regulatory utility commission expenses, expenses associated with being a public company and general corporate expenses charged to expense accounts. For the years ended December 31, 2025 and 2024, administrative and general expenses by business segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Water Services	$	66,637	$	64,510	$	2,127	3.3%
Electric Services		12,601		13,241		(640)	-4.8%
Contracted Services		23,567		23,183		384	1.7%
AWR (parent)		6		7		(1)	-14.3%
Total administrative and general	$	102,811	$	100,941	$	1,870	1.9%

Administrative and general expenses increased at the water segment due, in large part, to an increase of $1.0 million in billed surcharges to recover previously incurred costs that had been tracked in CPUC-authorized memorandum accounts. Increases in revenues from billed surcharges have a corresponding and offsetting increase in administrative and general expenses, resulting in no impact to earnings. There was also an increase in labor and insurance-related costs, partially offset by a decrease in outside services costs including those related to regulatory filings as compared to 2024.

Administrative and general expenses decreased at the electric segment primarily due to the approval of the final decision in the electric general rate case proceeding with rates retroactive to 2023 but recorded in 2024. Higher costs incurred to support BVES's wildfire mitigation plans of $1.3 million related to the full year 2023 were expensed during the fourth quarter of 2024 as the costs prior to 2023 were being tracked in memorandum accounts prior to receiving the approved general rate case decision at the time. Higher expenses related to the wildfire mitigation activities are reflected and recovered in the new customer rates implemented. There was also a decrease in outside services costs. These decreases were partially offset by an increase of $1.6 million in billed surcharges in 2025 to recover previously incurred costs that had been tracked in CPUC-authorized memorandum accounts. Increases in revenues from billed surcharges have a corresponding and offsetting increase in administrative and general expenses, resulting in no impact to earnings.

Administrative and general expenses increased at the contracted services segment due to higher labor costs, employee-related benefits, and from the new operations at Joint Base Cape Cod and Naval Air Station Patuxent River, partially offset by lower overall legal costs.

Depreciation and Amortization

For the years ended December 31, 2025 and 2024, depreciation and amortization expense by segment consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Water Services	$	40,336	$	37,187	$	3,149	8.5%
Electric Services		3,856		3,160		696	22.0%
Contracted Services		3,592		3,300		292	8.8%
Total depreciation and amortization	$	47,784	$	43,647	$	4,137	9.5%

The overall increase in depreciation and amortization expense resulted primarily from capital additions to utility plant and other fixed assets placed in service.

Maintenance

For the years ended December 31, 2025 and 2024, maintenance expense by segment consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Water Services	$	10,286	$	9,788	$	498	5.1%
Electric Services		5,773		5,901		(128)	-2.2%
Contracted Services		5,604		4,566		1,038	22.7%
Total maintenance	$	21,663	$	20,255	$	1,408	7.0%

Overall maintenance expense increased at the water segment due to an increase in maintenance activities when compared to 2024.

Maintenance expense decreased at the electric segment primarily due to the approval of the final decision in the electric general rate case proceeding with rates retroactive to 2023 but recorded in 2024. Higher maintenance costs incurred to support BVES's vegetation management activities of $2.4 million related to the full year 2023 were expensed during the fourth quarter of 2024 as the costs prior to 2023 were being tracked in memorandum accounts prior to receiving the approved general rate case decision at the time. Higher expenses related to vegetation management activities are reflected and recovered in the new customer rates implemented. This decrease was largely offset by an increase of $2.3 million in billed surcharges to recover previously incurred costs that had been tracked in CPUC-authorized memorandum accounts. Increases in revenues from billed surcharges have a corresponding and offsetting increase in maintenance expenses, resulting in no impact to earnings.

Overall maintenance expense increased at the contracted services segment due to higher planned and unplanned maintenance-related activities compared to 2024. Furthermore, the new operations at Joint Base Cape Cod and Naval Air Station Patuxent River also contributed to the higher maintenance expense.

Property and Other Taxes

For the years ended December 31, 2025 and 2024, property and other taxes by segment, consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Water Services	$	22,617	$	22,233	$	384	1.7%
Electric Services		2,804		2,399		405	16.9%
Contracted Services		2,587		2,459		128	5.2%
Total property and other taxes	$	28,008	$	27,091	$	917	3.4%

Property and other taxes increased at the water segment due largely to an increase in franchise fees from higher revenues, partially offset by an overall decrease in property taxes resulting from favorable true-ups in assessed property values.

Property and other taxes increased at the electric segment due largely to higher property taxes from capital additions and an increase in franchise fees from higher revenues.

Property and other taxes increased at the contracted services segment largely as a result of an increase in payroll taxes due, in part, from the operations at the new bases.

ASUS Construction

For the year ended December 31, 2025, construction expenses for contracted services were $60.6 million, increasing by $6.1 million compared to 2024 primarily due to an increase in construction activity as compared to 2024.

Interest Expense

For the years ended December 31, 2025 and 2024, interest expense by segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2025	Year Ended 12/31/2024	$ CHANGE	% CHANGE
Water Services	$ 35,747	$ 38,532	$ (2,785)	-7.2%
Electric Services	4,288	3,812	476	12.5%
Contracted Services	620	2,166	(1,546)	-71.4%
AWR (parent)	6,121	5,872	249	4.2%
Total interest expense	$ 46,776	$ 50,382	$ (3,606)	-7.2%

AWR's borrowings consist of bank notes under revolving credit facilities, while GSWC and BVES borrowings consist of revolving credit facilities and long-term debt issuances. Consolidated interest expense decreased as compared to 2024 resulting primarily from overall lower average interest rates. The overall combined average interest rates were 5.07% and 5.36% for the year ended December 31, 2025 and 2024, respectively. In addition, the decrease in the water segment's interest expense was also attributed to the impact of capitalizing debt costs related to certain advice letter projects approved by the CPUC in the latest general rate case effective January 1, 2025. The increase at the electric segment was due to higher average borrowings, partially offset by lower average interest rates. The decrease at the contracted services segment was largely attributed to lower borrowings and lower average interest rates.

The combination of debt and equity financing is used to support, among other things, the capital expenditures program at the regulated utilities. Total average borrowing levels in 2025 increased slightly as compared to 2024. That is because during 2025 and 2024, AWR raised proceeds (net of commissions) of $67.3 million and $89.5 million, respectively, under its ATM offering program, and used the proceeds to pay down borrowings under its credit facility and make equity contributions to its regulated subsidiaries in support of their operations and capital expenditures.

Interest Income

For the years ended December 31, 2025 and 2024, interest income by business segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2025	Year Ended 12/31/2024	$ CHANGE	% CHANGE
Water Services	$ 3,245	$ 6,018	$ (2,773)	-46.1%
Electric Services	1,542	976	566	58.0%
Contracted Services	809	782	27	3.5%
AWR (parent)	54	98	(44)	-44.9%
Total interest income	$ 5,650	$ 7,874	$ (2,224)	-28.2%

The decrease in interest income at the water segment was due primarily to a decrease in interest income earned on regulatory assets. Regulatory asset balances will decrease as surcharges are approved and implemented. The increase at the electric segment was due to higher levels of regulatory asset balances earning interest income.

Other Income and (Expense), net

For the years ended December 31, 2025 and 2024, other income and (expense) by business segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Water Services	$	6,634	$	6,326	$	308	4.9%
Electric Services		519		968		(449)	-46.4%
Contracted Services		(18)		(82)		64	-78.0%
AWR (parent)		514		254		260	102.4%
Total other income and (expenses), net	$	7,649	$	7,466	$	183	2.5%

For the year ended December 31, 2025, other income (net of other expense) increased due primarily to gains of $5.5 million generated on investments held to fund one of the Company's retirement plans as compared to gains of $5.3 million recorded in 2024, due to financial market conditions. The decrease in other income (net of other expense) in the electric segment is due primarily to lower AFUDC (equity) earned on certain CPUC-approved advice letter projects while under construction compared to 2024. The increase in other income for AWR (parent) is due primarily to an increase in non-regulated-related activities.

Income Tax Expense

For the years ended December 31, 2025 and 2024, income tax expense by segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2025		Year Ended 12/31/2024		$ CHANGE		% CHANGE
Water Services	$	31,550	$	22,869	$	8,681	38.0%
Electric Services		2,475		2,541		(66)	-2.6%
Contracted Services		7,314		6,699		615	9.2%
AWR (parent)		(1,983)		(1,936)		(47)	2.4%
Total income tax expense	$	39,356	$	30,173	$	9,183	30.4%

Consolidated income tax expense for the year ended December 31, 2025 increased by $9.2 million primarily due to the increase in consolidated pretax income as compared to 2024. AWR's ETRs were 23.2% and 20.2% for the years ended December 31, 2025 and 2024, respectively. GSWC's ETR was 23.8% for the year ended December 31, 2025 as compared to 19.5% for 2024. The increase in GSWC's ETR was due largely due to a one-time tax benefit of $5.0 million recorded in 2024 as a result of receiving the final decision in the water general rate case as previously discussed. There was no similar item recorded in 2025. This was partially offset by changes in certain flowed-through income taxes and permanent items.

Information comparing the consolidated results of operations for fiscal years 2024 and 2023 can be found under Item 7, Management's Discussion and Analysis under the headings *"Summary Results by Segment"* and *"Consolidated Results of Operations-Years Ended December 31, 2024 and 2023"* in AWR's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those that are important to the portrayal of AWR's financial condition, results of operations and cash flows, and require the most difficult, subjective or complex judgments of AWR's management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items. The following are accounting policies and estimates that are critical to the financial statements of AWR. For more information regarding the significant accounting policies of Registrant, see Note 1 of "*Notes to Financial Statements*" included in Part II, Item 8, in Financial Statements and Supplementary Data.

Accounting for Rate Regulation — Because GSWC and BVES operate extensively in regulated businesses, they are subject to the authoritative guidance for accounting for the effects of certain types of regulation. Application of this guidance requires accounting for certain transactions in accordance with regulations adopted by the regulatory commissions of the states in which rate-regulated operations are conducted. Utility companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the ratemaking process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.

Regulation and the effects of regulatory accounting have the most significant impact on the financial statements of GSWC and BVES. When either files for adjustments to rates, the capital assets, operating costs and other matters are subject to review, and disallowances may occur. In the event that a portion of either GSWC's or BVES's operations are no longer subject to the accounting guidance for the effects of certain types of regulation, they are required to write-off related regulatory assets that are not specifically recoverable and determine if other assets might be impaired. If the CPUC determines that a portion of either GSWC's or BVES's assets are not recoverable in customer rates, management is required to determine if it has suffered an asset impairment that would require a write-down in the asset valuation. Management continually evaluates the anticipated recovery, settlement or refund of regulatory assets, liabilities, and revenues subject to refund and provides for allowances and/or reserves that it believes to be necessary. In the event that management's assessment as to the probability of the inclusion in the ratemaking process is incorrect, the associated regulatory asset or liability will be adjusted to reflect the change in assessment or the impact of regulatory approval of rates. Reviews by the CPUC may also result in additional regulatory liabilities to refund previously collected revenues to customers if the CPUC disallows costs included in the ratemaking process.

Registrant also reviews its utility plant in-service for possible impairment in accordance with accounting guidance for regulated entities for abandonments and disallowances of plant costs.

Revenue Recognition — GSWC and BVES record water and electric utility operating revenues when the service is provided to customers. Operating revenues include unbilled revenues that are earned (i.e., the service has been provided) but not billed by the end of each accounting period. Unbilled revenues are calculated based on the number of days and total usage from each customer's most recent billing record that was billed prior to the end of the accounting period and is used to estimate unbilled consumption as of the year-end reporting period. Unbilled revenues are recorded for both monthly and bi-monthly customers.

In 2008, the CPUC granted GSWC the authority to implement revenue decoupling mechanisms through the adoption of the WRAM. With the adoption of this alternative revenue program, GSWC adjusts revenues in the WRAM for the difference between what is billed to its water customers and that which is authorized by the CPUC. GSWC's request, in its most recent general rate case, to continue using a revenue decoupling mechanism, similar to the WRAM, has been denied by the CPUC. The CPUC has ordered GSWC to transition to a modified rate adjustment mechanism (a Monterey-style WRAM) effective January 1, 2025. The M-WRAM tracks the difference between the revenue based on actual metered sales through a tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a standard single quantity rate had been in effect. The CPUC also granted BVES a revenue decoupling mechanism through the BRRBA. BVES adjusts revenues in the BRRBA for the difference between what is billed to its electric customers and that which is authorized by the CPUC.

As required by the accounting guidance for alternative revenue programs, GSWC and BVES are required to collect their M-WRAM/WRAM and BRRBA balances, respectively, within 24 months following the year in which they are recorded. The CPUC has set the recovery period for under-collected balances that are up to 15% of adopted annual revenues at 18 months or less. For net WRAM under-collected balances greater than 15%, the recovery period is 19 to 36 months. As a result of the accounting guidance and CPUC-adopted recovery periods, Registrant must estimate if any WRAM and BRRBA revenues will be collected beyond the 24-month period. This can affect the timing of when such revenues are recognized.

ASUS's firm-fixed-price contracts with the U.S. government are considered service concession arrangements under ASC 853 *Service Concession Arrangements*. Accordingly, the services under these contracts are accounted for under Topic 606 *Revenue from Contracts with Customers* and the water and/or wastewater systems are not recorded as Property, Plant and Equipment on AWR's consolidated balance sheet. Revenues for ASUS's operations and maintenance contracts are recognized when services have been rendered to the U.S. government pursuant to the initial 50-year contract and additional contracts thereafter. Revenues from construction activities are recognized as performance obligations are satisfied. Performance obligations related to firm-fixed-price contracts are satisfied over time as ASUS's performance typically creates or enhances an asset that the U.S. government controls. ASUS recognizes revenue on its firm-fixed-price contracts as performance obligations are satisfied and control of the promised good and/or service is transferred to the U.S. government by measuring the progress toward complete satisfaction of the performance obligation(s) using an input method. Revenues for construction activities are recognized over time, with progress toward completion measured based on the input method using costs incurred relative to the total estimated costs (cost-to-cost method). Due to the nature of these construction projects, ASUS has determined the cost-to-cost input measurement to be the best method to measure progress towards satisfying its construction contract performance obligations, as compared to using an output measurement such as units produced. Changes in job performance, job conditions, change orders and estimated profitability, including those arising from any contract penalty provisions, and final contract settlements may result in revisions to costs and income, and are recognized in the period in which the revisions are determined. Unbilled receivables from the U.S. government represent amounts to be billed for construction work completed and/or for services rendered pursuant to the initial 50-year contract and additional contracts with the U.S government, which are not presently billable but which will be billed under the terms of the contracts.

Income Taxes — Registrant's income tax calculations require estimates due principally to the regulated nature of the operations of GSWC and BVES, the multiple states in which Registrant operates, and potential future tax rate changes. Registrant uses the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Changes in regulatory treatment, or significant changes in tax-related estimates, assumptions or law, could have a material impact on the financial position and results of operations of Registrant.

As regulated utilities, GSWC and BVES treat certain temporary differences as flowed-through adjustments in computing their income tax expense consistent with the income tax approach approved by the CPUC for ratemaking purposes. Flowed-through adjustments increase or decrease tax expense in one period, with an offsetting decrease or increase occurring in another period. Giving effect to these temporary differences as flowed-through adjustments typically results in a greater variance between the effective tax rate and the statutory federal income tax rate in any given period than would otherwise exist if GSWC or BVES were not required to account for their income taxes as regulated enterprises. As of December 31, 2025, Registrant's total amount of unrecognized tax benefits was zero.

Pension Benefits — Registrant's pension benefit obligations and related costs are calculated using actuarial concepts within the framework of accounting guidance for employers' accounting for pensions and post-retirement benefits other than pensions. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement. We evaluate these critical assumptions annually. Other assumptions include employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increase. The discount rate enables Registrant to state expected future cash payments for benefits as a present value on the measurement date. The guideline for setting this rate is a high-quality, long-term corporate bond rate. Registrant's discount rates were determined by considering the average of pension yield curves constructed using a large population of high-quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to the yield curves. A lower discount rate increases the present value of benefit obligations and increases periodic pension expense. Conversely, a higher discount rate decreases the present value of benefit obligations and decreases periodic pension expense. To determine the expected long-term rate of return on the plan assets, Registrant considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on plan assets will increase pension expense. The long-term expected return on the pension plan's assets was 6.00% for 2025 and 2024.

For the pension plan obligation, Registrant decreased the discount rate to 5.57% as of December 31, 2025 from 5.70% as of December 31, 2024 to reflect market interest-rate conditions at December 31, 2025. A hypothetical 25-basis point decrease in the assumed discount rate would have decreased total net periodic pension expense for 2025 by approximately $0.1 million, which includes an increase in service cost that was more than offset by the decrease in interest cost, and would have increased the projected benefit obligation and accumulated benefit obligation at December 31, 2025 by a total of $5.6 million. A 25-basis point decrease in the long-term return on pension-plan-asset assumption would have increased 2025 pension cost by approximately $0.5 million.

In addition, changes in the fair value of plan assets will impact future pension cost and the Plan's funded status. Changes in market conditions can affect the value of plan assets held to fund future long-term pension benefits. Any reductions in the value of plan assets will result in increased future expense, a decrease in the overfunded position, and increase the required future contributions.

The CPUC has authorized GSWC and BVES to each maintain a two-way balancing account to track differences between their forecasted annual pension expenses adopted in rates and the actual annual expense to be recorded in accordance with the accounting guidance for pension costs. As of December 31, 2025, GSWC has a $2.1 million over-collection in its two-way pension balancing account for the general office and water regions. As of December 31, 2025, BVES has an insignificant balance in its two-way pension balancing account.

Funding requirements for qualified defined benefit pension plans are determined by government regulations. In establishing the contribution amount, Registrant has considered the potential impact of funding-rule changes under the Pension Protection Act of 2006. Registrant contributes the minimum required contribution as determined by government regulations or the forecasted annual pension cost authorized by the CPUC and included in customer rates, whichever is higher. In accordance with this funding policy, for 2026, the pension contribution is not expected to be significant given its current funded status. Any differences between the forecasted annual pension costs in rates and the actual pension costs are included in the two-way pension balancing accounts. Additionally, market factors can affect assumptions we use in determining funding requirements with respect to our pension plan. For example, a relatively modest change in our assumptions regarding discount rates can materially affect our calculation of funding requirements. To the extent that market data compels us to reduce the discount rate used in our assumptions, our benefit obligations could materially increase.

Changes in demographics, including increased numbers of retirees or increases in life expectancy assumptions may also increase the funding requirements of our obligations related to the pension plan. Mortality assumptions are a critical component of benefit obligation amounts and a key factor in determining the expected length of time for annuity payments. Assuming no changes in actuarial assumptions or plan amendments, the costs over the long term are expected to decrease due to the closure of Registrant's defined benefit pension plan to new employees as of January 1, 2011. Employees hired or rehired after December 31, 2010 are eligible to participate in a defined contribution plan instead of the pension plan.

Liquidity and Capital Resources

AWR

AWR's regulated business is capital intensive and requires considerable capital resources. A portion of these capital resources is provided by internally generated cash flows from operations. AWR anticipates that interest expense will increase in future periods due to the need for additional external capital to fund construction programs at its regulated utilities and if market interest rates increase. In addition, as the capital investment program continues to increase, AWR and its subsidiaries anticipate they will need to access external financing more often. External financing may also be needed to cover costs incurred in connection with capital investments that are not covered in rates due to delays in obtaining approval of general rate cases by the CPUC.

AWR funds its operating expenses and pays dividends on its outstanding Common Shares primarily through dividends from its wholly owned subsidiaries. The ability of GSWC and BVES to pay dividends to AWR is restricted by California law. Under these restrictions, approximately $933.7 million was available for GSWC to pay dividends to AWR on December 31, 2025. Approximately $117.7 million was available for BVES to pay dividends to AWR as of December 31, 2025. ASUS's ability to pay dividends to AWR is dependent upon state laws in which each ASUS subsidiary operates, as well as ASUS's ability to pay dividends under California law.

When necessary, AWR obtains funds from external sources through the capital markets and from bank borrowings. Access to external financing on reasonable terms depends on the credit ratings of AWR and GSWC and current business conditions, including that of the water utility industry in general as well as conditions in the debt or equity capital markets.

On February 27, 2024, AWR entered into an Equity Distribution Agreement with third-party sales agents, under which AWR may offer and sell Common Shares, from time to time at its sole discretion, through an ATM offering program having an aggregate gross offering price of up to $200 million over a three-year period and pursuant to AWR's effective shelf registration statement on Form S-3. In 2024, AWR began raising proceeds under its ATM offering program and has used the net proceeds from these sales, after deducting commissions on such sales and offering expenses, for general corporate purposes, including, but not limited to, repayment of debt and making equity contributions to its subsidiaries. Through this ATM offering program, during 2025 and 2024, AWR raised proceeds of $67.3 million, net of approximately $1.0 million in commissions paid and $89.5 million, net of $1.4 million in commissions paid, respectively. As of December 31, 2025, approximately $40.7 million remained available for sale under the ATM offering program which are expected to be fully used by the end of 2026.

In June 2023, AWR and GSWC each entered into credit agreements with an original term of five years provided by a syndicate of banks and financial institutions. Both credit agreements, as amended, are now scheduled to mature in June 2029. The credit agreements provide AWR and GSWC unsecured revolving credit facilities with current borrowing capacities of $195.0 million and $200.0 million, respectively. Under the terms of the credit agreements, the borrowing capacities for AWR and GSWC may be expanded up to an additional $30.0 million and $75.0 million, respectively, subject to the lenders' approval. AWR's credit facility primarily provides support to AWR (parent) and ASUS, while GSWC's credit agreement provides support to its water operations and capital expenditures. As of December 31, 2025, AWR's and GSWC's outstanding borrowings under the credit facilities were $124.0 million and $13.0 million, respectively. As of December 31, 2025, AWR's borrowings under its credit facility have been classified as non-current liabilities on AWR's Consolidated Balance Sheet. The CPUC requires GSWC to completely pay off all borrowings under its revolving credit facility within a 24-month period after which GSWC may again borrow under its facility. GSWC's pay-off period for its credit facility ends in December 2027. Accordingly, GSWC's outstanding borrowings under its credit facility as of December 31, 2025 have been classified as non-current liabilities in both AWR's Consolidated Balance Sheet and GSWC's Balance Sheet.

In March 2025, the CPUC issued a final decision in GSWC's financing application, which among other things, approved GSWC's request to issue up to $750.0 million of additional long-term debt and equity securities. Subsequently, on May 29, 2025, GSWC executed a note purchase agreement for the issuance of unsecured private placement notes totaling $100.0 million. In connection with the transaction, GSWC issued (i) $75.0 million at a coupon rate of 5.30% due May 29, 2032, and (ii) $25.0 million at a coupon rate of 5.65% due May 29, 2037. In addition, on May 30, 2025, GSWC issued 3.6500 common shares to its parent in exchange for a contribution of $50.0 million. GSWC used the proceeds from both the issuance of the notes and equity to fully pay down all outstanding borrowings as of May 31, 2025 under GSWC's credit agreement. In December 2025, GSWC issued an additional 0.9750 of common shares to AWR for total proceeds of approximately $12.0 million. GSWC again used the proceeds from the stock issuance to pay down outstanding borrowings under its revolving credit facility and to fund its operations and capital expenditures.

In August 2024, the CPUC issued a final decision in BVES's financing application, which among other things, approved BVES's request to issue up to $120 million of new long-term debt and equity securities. On February 12, 2025, BVES completed the issuance of $50.0 million in unsecured private-placement notes with a coupon rate of 6.12% maturing on February 12, 2030. BVES used the proceeds from the notes to pay down all amounts under its revolving credit facility outstanding satisfying the CPUC's requirement at that time.

BVES has a separate revolving credit facility without a parent guaranty that supports its electric operations and capital expenditures, which provides a borrowing capacity, as amended, of $65.0 million and expires on December 19, 2028. Under BVES's amended credit agreement, executed on December 19, 2025, BVES extended the term of its credit facility to 2028 and also expanded the borrowing capacity of up to an additional $25.0 million, subject to lender's approval. BVES's revolving credit facility is considered a short-term debt arrangement by the CPUC. Therefore, pursuant to the CPUC's requirements, borrowings under this credit facility are required to be fully paid off within a 24 month period, after which, BVES may borrow under the credit facility again. BVES's next pay-off period ends in June 2027. As of December 31, 2025, the outstanding balance under BVES's credit facility of $4.0 million has been classified as a non-current liability in AWR's Consolidated Balance Sheet.

Furthermore, in December 2025, BVES issued 3.33 common shares to AWR for total proceeds of $6.0 million. BVES used the proceeds from the stock issuance to pay down outstanding borrowings under its revolving credit facility and to fund its operations and capital expenditures.

Our primary sources of liquidity to fund operations continue to be from the recovery of costs charged to customers at our regulated utilities and the collection of payments from the U.S government. We believe that capital investment costs associated with our capital programs at our regulated utilities will continue to be recovered through water and electric rates charged to customers, as well as funds from credit facilities from our regulated utilities. In addition, AWR's credit facility will continue to be used to support ASUS's operations and AWR (parent). The long-term capital-intensive nature of our regulated utilities have required us to continually seek future financing opportunities beyond the short-term. Future long-term financing at GSWC and BVES will consist of both long-term debt and equity issuances in order to manage to the CPUC-authorized capital structure. Under the current financing applications authorized by the CPUC, GSWC and BVES have $588.0 million and $82.0 million, respectively, remaining and available under each utility's authorized applications that provide for long-term financing and which are expected to be used over the next 2-6 years to pay down outstanding borrowings under their respective credit facilities and support operations.

Management believes that AWR's and GSWC's sound capital structures and strong credit ratings, combined with its financial discipline, will enable AWR to access the debt and equity markets. However, unpredictable financial market conditions in the future may limit its access or impact the timing of when to access the market, in which case AWR may choose to temporarily reduce its capital spending.

AWR's ability to pay cash dividends on its Common Shares outstanding depends primarily upon cash flows from its subsidiaries. AWR intends to continue paying quarterly cash dividends on or about March 1, June 1, September 1 and December 1, subject to earnings and financial conditions, regulatory requirements and such other factors as the Board of Directors may deem relevant. On February 10, 2026, AWR's Board of Directors approved a first quarter dividend of $0.5040 per share on AWR's Common Shares. Dividends on the Common Shares will be paid on March 5, 2026 to shareholders of record at the close of business on February 23, 2026. AWR has paid common dividends every year since 1931, and has increased the dividends received by shareholders each calendar year for 71 consecutive years, which places it in an exclusive group of companies on the New York Stock Exchange that have achieved that result. AWR's quarterly dividend rate has grown at a compound annual growth rate ("CAGR") of 8.5% over the last five years since the first quarter of 2021, and has achieved a 10-year CAGR of 8.3% in its calendar year dividend payments through 2025. AWR's current policy is to achieve a CAGR in the dividend of more than 7% over the long-term.

Cash Flows from Operating Activities:

Cash flows from operating activities have generally provided sufficient cash to fund operating requirements, including a portion of construction expenditures at GSWC and BVES, and construction expenses at ASUS, and to pay dividends. AWR's future cash flows from operating activities are expected to be affected by a number of factors, including utility regulation; delays in receiving approvals of general rate cases, changes in tax law; maintenance expenses; inflation; newly imposed tariffs; compliance with water quality regulations and environmental, health and safety standards; production costs; customer growth; per-customer usage of water and electricity; weather and seasonality; conservation efforts; compliance with local governmental requirements, including mandatory restrictions on water use; its customers' ability to pay utility bills; and required cash contributions to pension and post-retirement plans. Future cash flows from contracted services subsidiaries will depend on new business activities, existing operations, the construction of new and/or replacement infrastructure at military bases, timely economic price and equitable adjustment of prices, and timely collection of payments from the U.S. government and other prime contractors operating at the military bases, and any adjustments arising out of an audit or investigation by federal governmental agencies.

ASUS funds its operating expenses primarily through internal operating sources, which include U.S. government funding under 15- and 50-year contracts for operations and maintenance costs and construction activities, as well as investments by, or loans from, AWR. ASUS, in turn, provides funding to its subsidiaries. ASUS's subsidiaries may also from time to time provide funding to ASUS or other subsidiaries of ASUS.

Cash flows from operating activities are primarily generated by net income, adjusted for non-cash expenses such as depreciation and amortization, and deferred income taxes. Cash generated by operations varies during the year. Net cash provided by operating activities of AWR was $229.7 million for 2025 as compared to $198.7 million for 2024. The increase in operating cash flow was largely due to the timing of cash receipts and disbursements related to working capital items. In particular, the implementation of new rates and surcharges at our regulated utilities added to cash flows from operations. In addition, in 2025, GSWC and one of ASUS's subsidiaries received combined approximately $17 million in PFAS contamination litigation proceeds as plaintiffs in class action lawsuits. The increase in cash flows from operating activities is partially offset by the differences at ASUS in the timing of vendor payments and the receipt of cash for construction work at military bases. The billings (and cash receipts) for this construction work generally occur at completion of the work or in accordance with a billing schedule contractually agreed to with the U.S. government and/or other prime contractors. Thus, cash flow from construction-related activities may fluctuate from period to period with such fluctuations representing timing differences of when the work is being performed and when the cash is received for payment of the work. Furthermore, in March 2024, as a result of the Extended Arrearage Program, GSWC received $3.5 million in COVID-19 relief funds from the State of California to provide assistance to customers for delinquent water customer bills incurred during the pandemic. There were no similar relief funds received during 2025.

Cash Flows from Investing Activities:

Net cash used in investing activities was $237.5 million for the year ended December 31, 2025 as compared to $232.8 million in 2024, which is mostly related to capital expenditures at the regulated utilities. GSWC and BVES invest capital to provide essential services to their regulated customer bases, while working with the CPUC to have the opportunity to earn a fair rate of return on investment. AWR's infrastructure investment plan consists of both infrastructure renewal programs (to replace infrastructure, including those to mitigate wildfire risk) and major capital investment projects (to construct new water treatment, supply and delivery facilities). The regulated utilities may also be required from time to time to relocate existing infrastructure in order to accommodate local infrastructure improvement projects. Projected capital expenditures and other investments are subject to periodic review and revision.

During 2026, the regulated utilities' company-funded capital expenditures are estimated to be approximately $185 – $225 million, barring any delays resulting from changes in capital improvement schedules due to unfavorable weather conditions and supply chain issues.

Cash Flows from Financing Activities:

AWR's financing activities include primarily: (i) the proceeds from the issuance of Common Shares, (ii) the issuance and repayment of long-term debt and notes payable to financial institutions, and (iii) the payment of dividends on Common Shares. In order to finance new infrastructure, GSWC also receives customer advances (net of refunds) for, and contributions in aid of, construction. Borrowings on AWR's credit facility are used to support AWR (parent) and its contracted services subsidiary, and borrowings on GSWC's and BVES's credit facilities are used to fund GSWC and BVES capital programs, respectively, until long-term financing is arranged. AWR may also from time to time make equity contributions to GSWC and BVES. Overall debt levels are expected to increase to fund the costs of the capital expenditures that will be made by the regulated utilities.

Net cash used by financing activities was $26,000 for the year ended December 31, 2025 as compared to cash provided of $46.6 million for 2024. The change in cash from financing activities in 2025 was due primarily to a decrease in total net borrowings required in 2025 as compared to 2024 due, in large part, to an increase in cash flows from operating activities. Financing activities in 2025 included the issuance of long-term debt of $50.0 million by BVES and $100.0 million by GSWC, and the proceeds were used to pay down outstanding borrowings under their respective credit facilities. Credit facilities have been used to support their operations and ongoing capital expenditure programs. In June 2024, GSWC completed the issuance of $65.0 million in unsecured private placement notes. The proceeds from the private placement notes were used by GSWC for general corporate purposes including the repayment of outstanding borrowings under its credit facility and the support of its operations and capital expenditures. During 2025, AWR had net payments on its credit facilities of $148.0 million, while during 2024, AWR had net payments on its credit facilities of $44.5 million. In addition, during 2025, AWR sold 903,769 Common Shares through its ATM offering program and raised net of issuance cost of $67.0 million, while during 2024, AWR sold 1,145,219 Common Shares through its ATM offering program and raised proceeds net of issuance cost of $88.7 million.

GSWC

GSWC funds its operating expenses, payments on its debt, dividends to AWR on its outstanding common shares, and a portion of its construction expenditures through internal sources. Internal sources of cash flow are provided primarily by retention of a portion of earnings from operating activities. Internal cash generation is influenced by factors such as weather patterns, conservation efforts, environmental and water quality regulations, litigation, changes in tax law and deferred taxes, changes in supply costs and regulatory decisions affecting GSWC's ability to recover these supply costs, timing of rate relief, increases in maintenance expenses and capital expenditures, surcharges authorized by the CPUC to enable GSWC to recover expenses previously incurred from customers, and CPUC requirements to refund amounts previously charged to customers. Internal cash flows have also been impacted by delays in receiving payments from GSWC customers.

GSWC may, at times, utilize external sources for long-term financing, as well as obtain funds from equity investments from its parent, AWR, to help fund a portion of its operations and construction expenditures. GSWC has its own separate credit agreement that provides for a $200.0 million unsecured revolving credit facility to support GSWC's operations and capital expenditures. GSWC's borrowing capacity under this credit agreement may be expanded up to an additional $75.0 million, subject to the lenders' approval.

In March 2025, the CPUC issued a final decision in GSWC's financing application, which among other things, approved GSWC's request to issue up to $750.0 million of additional long-term debt and equity securities. Subsequently, on May 29, 2025, GSWC executed a note purchase agreement for the issuance of unsecured private placement notes totaling $100.0 million. In connection with the transaction, GSWC issued (i) $75.0 million at a coupon rate of 5.30% due May 29, 2032, and (ii) $25.0 million at a coupon rate of 5.65% due May 29, 2037. In addition, during 2025, GSWC issued a total of 4.6250 common shares to AWR for total proceeds of approximately $62.0 million. Under the current financing application authorized by the CPUC, GSWC has $588.0 million remaining and available that provides for long-term financing and which are expected to be used over the next 2 to 6 years to pay down portions of the outstanding borrowings under GSWC's credit facility and support its operations and capital program.

In addition, GSWC also receives advances and contributions from customers, home builders and real estate developers to fund construction necessary to extend service to new areas. Advances for construction are generally refundable at a rate of 2.5% in equal annual installments over 40 years. Utility plant funded by advances and contributions is excluded from rate base. GSWC amortizes contributions in aid of construction at the same composite rate of depreciation for the related property.

Cash Flows from Operating Activities:

Net cash provided by operating activities was $183.3 million for the year ended December 31, 2025 as compared to $158.6 million for 2024. The increase in operating cash flow was due primarily to (i) new water rates implemented effective January 1, 2025 that were approved in the latest general rate case proceeding, (ii) the implementation, in May 2025, of the WRAM/MCBA surcharges related to the recovery of all pre-2025 revenue and supply cost activity with the majority to be recovered over 18 months, (iii) the implementation of other surcharges during the year, and (iv) receipt of approximately $14.7 million in PFAS contamination litigation proceeds as plaintiffs in class action lawsuits. In March 2024, GSWC received $3.5 million in COVID-19 relief funds from the State of California to provide assistance to customers for delinquent water customer bills incurred during the pandemic, which did not recur in 2025. The timing of cash receipts and disbursements related to other working capital items also affected the change in net cash provided by operating activities.

Cash Flows from Investing Activities:

Net cash used in investing activities was $204.1 million for the year ended December 31, 2025 as compared to $198.8 million for 2024, which is mostly related to spending under GSWC's infrastructure investment plans that are consistent with capital budgets authorized in its general rate cases.

Cash Flows from Financing Activities:

Net cash provided by financing activities was $19.4 million for the year ended December 31, 2025 as compared to $48.3 million for 2024. The decrease in net cash provided by financing activities was due primarily to a decrease in total capital (debt and equity) raised in 2025 as compared to 2024 due, in large part, to an increase in cash flows from operating activities. During 2025, GSWC issued long-term debt of $100.0 million and issued common shares to AWR (parent) in exchange for contribution of $62.0 million used. GSWC used the proceeds from both issuances to pay down outstanding borrowings under its credit facility that is used to support its water operations and capital expenditures program. In 2024, GSWC completed the issuance of $65.0 million in unsecured private placement notes and issued common shares to AWR (parent) in exchange for contribution of approximately $40.0 million. Finally, GSWC paid $37.5 million in dividends to AWR during 2025 as compared to $35.1 million during 2024.

Contractual Obligations and Commitments

Registrant has various contractual obligations, which are recorded as liabilities in the consolidated financial statements. Other items, such as certain purchase commitments, are not recognized as liabilities in the consolidated financial statements but are required to be disclosed. In addition to contractual maturities, Registrant has certain debt instruments that contain annual sinking funds or other principal payments. Registrant believes that it will be able to refinance debt instruments at their maturity through public issuance or private placement of debt or equity. Annual payments to service debt are generally made from cash flows from operations.

The following table reflects Registrant's contractual obligations and commitments to make future payments pursuant to contracts as of December 31, 2025. The table reflects only financial obligations and commitments. Therefore, performance obligations associated with our initial 50-year, firm-fixed-price contract and additional firm-fixed-price contracts with the U.S. government at our contracted services segment are not included in the amounts below.

($ in thousands)		Payments/Commitments Due (1)	
		Total	Less than 1 Year
Notes/Debentures (2)	$	187,000	$ —
Private Placement Notes (3)		595,000	—
Tax-Exempt Obligations (4)		10,196	7,957
Other Debt Instruments (5)		2,114	252
Total AWR Long-Term Debt	$	794,310	$ 8,209
Credit Facilities (6)	$	141,000	$ —
Interest on Long-Term Debt (7)		277,889	40,504
Advances for Construction (8)		81,806	3,875
Renewable Energy Credit Agreements (9)		8,817	986
Purchased Power Contracts (10)		53,289	8,977
Capital Expenditures (11)		106,102	97,526
Water Purchase Agreements (12)		1,984	467
Operating Leases (13)		6,946	2,315
SUB-TOTAL		677,833	154,650
Other Commitments (14)		12,396	—
TOTAL	$	1,484,539	$ 162,859

(1) Excludes dividends and facility fees.

(2) The notes and debentures have been issued by GSWC under an Indenture dated September 1, 1993, as amended in December 2008. The notes and debentures do not contain any financial covenants that Registrant believes to be material or any cross-default provisions.

(3) Consists of GSWC senior private placement notes of $510.0 million and BVES unsecured private placement notes of $85.0 million, totaling $595.0 million issued to various banks and financial institutions. GSWC's most recent private placement notes include $65.0 million issued in June 2024 and $100.0 million issued in May 2025. Under the terms of each of the senior notes, GSWC may not incur any additional debt or pay any distributions to its shareholders if, after giving effect thereto, it would have a debt to capitalization ratio in excess of 0.6667-to-1 or a debt to earnings before interest, taxes, depreciation and amortization ratio of more than 8-to-1. Under the terms of its amended credit agreement and unsecured private placement notes, BVES must maintain a minimum interest coverage ratio of 3.0 times its interest expense. BVES is also required to maintain a maximum consolidated total debt to consolidated total capitalization ratio of 0.65 to 1.00. GSWC and BVES were in compliance with all of its covenant provisions as of December 31, 2025. GSWC and BVES do not currently have any outstanding mortgages or other liens on indebtedness on their properties.

(4) Consists of obligations at GSWC related to (i) a loan agreement supporting $7.7 million in outstanding debt issued by the California Pollution Control Financing Authority, and (ii) $2.5 million of obligations with respect to GSWC's 500 acre-foot entitlement to water from the State Water Project ("SWP"). These obligations do not contain any financial covenants believed to be material to Registrant or any cross-default provisions. In regard to its SWP entitlement, GSWC has entered into agreements with various developers for a portion of its 500 acre-foot entitlement to water from the SWP.

(5) Consists of the outstanding debt portion of funds received under the American Recovery and Reinvestment Act for reimbursements of capital costs related to the installation of meters for conversion of non-metered service to metered service in GSWC's Arden-Cordova District.

(6) Credit facilities consists of (i) a $195.0 million revolving credit facility under AWR, of which $124.0 million was outstanding as of December 31, 2025; (ii) a $200.0 million revolving credit facility under GSWC, of which $13.0 million was outstanding as of December 31, 2025; and (iii) a $65.0 million revolving credit facility under BVES, of which $4.0 million was outstanding as of December 31, 2025.

(7) Consists of expected interest expense payments based on the assumption that GSWC's long-term debt remains outstanding until maturity.

(8) Advances for construction represent contract refunds mostly from GSWC to developers for the cost of water systems paid for by the developers. The advances are generally refundable in equal annual installments over 40-year periods.

(9) Consists of agreements executed by BVES to purchase renewable energy credits through 2035. These renewable energy credits are used to meet California's renewables portfolio standard.

(10) Consists of BVES fixed-cost purchased power contracts executed in July 2023 and in May 2025 with Shell Energy North America (US), L.P and Morgan Stanley Capital Group Inc., respectively.

(11) Consists primarily of capital expenditures estimated to be required under signed contracts at GSWC and BVES as of December 31, 2025.

(12) Water purchase agreements consist of (i) a remaining amount of $0.9 million under an agreement expiring in 2028 to use water rights from a third party, and (ii) an aggregate amount of $1.1 million of water purchase commitments with other third parties, which expire between 2026 through 2038.

(13) Reflects future minimum payments under noncancelable operating leases for both GSWC and ASUS.

(14) Other commitments consist primarily of (i) $11.4 million in asset retirement obligations of GSWC that reflect the retirement of wells by GSWC, which by law need to be properly capped at the time of removal; (ii) irrevocable letters of credit in the amount of $1.0 million for the deductible in Registrant's business automobile insurance policies; and (iii) a $15,000 irrevocable letter of credit issued on behalf of GSWC pursuant to a franchise agreement with the City of Rancho Cordova. All of the letters of credit are issued pursuant to AWR's revolving credit facility.

Information comparing the liquidity and capital resources for fiscal years 2024 and 2023 can be found under Item 7, Management's Discussion and Analysis under the heading "*Liquidity and Capital Resources*" in AWR's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC.

BVES Power-Supply Arrangements

BVES purchases power pursuant to purchase power contracts approved by the CPUC. In May 2025, the CPUC approved a new power purchase contract between BVES and a third party. The new contract provides for the purchase of electricity during a delivery period from June 1, 2025 through December 31, 2028 and is subject to the accounting guidance for derivatives and requires mark-to-market accounting. In addition, BVES continues to procure renewable portfolio standard eligible energy and renewable energy credits as a bundled product through a contract that delivers through December 31, 2035. In addition to the purchased power contracts, BVES buys additional energy to meet peak demand as needed and sells surplus power when necessary. BVES is pursuing short- and long-term renewable energy contracts to replace any power purchase agreements that have expired in addition to satisfying its requirements related to its resource portfolio for the next compliance period (2025 - 2027) and beyond. The average price per MWh, including fixed costs, increased to $125.61 per MWh in 2025 from $71.89 per MWh in 2024. BVES has an electric-supply-cost balancing account, as approved by the CPUC, to alleviate any impacts to earnings.

Construction Program

GSWC maintains an ongoing water distribution main replacement program throughout its customer service areas based on the age and type of distribution-system materials, priority of leaks detected, remaining productive life of the distribution system and an underlying replacement schedule. In addition, GSWC and BVES upgrade their facilities in accordance with industry standards, local and CPUC requirements and new legislation. California requires investor-owned electric utilities to submit an annual wildfire mitigation plan to the CPUC for approval, and requires all electric utilities to prepare plans on constructing, maintaining, and operating their electrical lines and equipment to minimize the risk of catastrophic wildfires.

As of December 31, 2025, GSWC and BVES have unconditional purchase obligations for capital projects of approximately $106.1 million. During the years ended December 31, 2025, 2024 and 2023, GSWC and BVES had capital expenditures of $223.3 million, $244.0 million and $182.7 million, respectively. A portion of these capital expenditures was funded by developers through contributions in aid of construction, which are not required to be repaid, and refundable advances. During the years ended December 31, 2025, 2024 and 2023, capital expenditures funded by developers were $12.5 million, $8.5 million and $7.0 million, respectively. During 2026, the water and electric segments' company-funded capital expenditures are estimated to be approximately $185 - 225 million, barring any delays resulting from changes in capital improvement schedules due to unfavorable weather conditions and supply chain issues. These amounts include approximately $13.2 million estimated to be spent by BVES on wildfire mitigation projects.

Contracted Services

Under the terms of the contracts with the U.S. government, each contract's price is subject to an economic price adjustment ("EPA") on an annual basis. In the event that ASUS (i) is managing more assets at specific military bases than were included in the U.S. government's request for proposal, (ii) is managing assets that are in substandard condition as compared to what was disclosed in the request for proposal, (iii) prudently incurs costs not contemplated under the terms of the contract, and/or (iv) becomes subject to new regulatory requirements, such as more stringent water-quality standards, ASUS is permitted to file, and has filed, requests for equitable adjustment ("REAs"). The timely filing for and receipt of EPAs and/or REAs continues to be critical in order for ASUS's subsidiaries to recover increasing costs of operating, maintaining, renewing and replacing the water and/or wastewater systems at the military bases it serves.

During sequestration or automatic spending cuts, and the U.S. government shutdown, the subsidiaries of ASUS did not experience any earnings impact to their existing operations and maintenance and renewal and replacement services, as utility privatization contracts are an "excepted service." With the expiration of sequestration, similar issues including further sequestration pursuant to the Balanced Budget and Emergency Deficit Control Act may arise as part of the fiscal uncertainty and/or future debt-ceiling limits imposed by Congress. Any future impact on ASUS and its operations through its subsidiaries will likely be limited to (a) the timing of funding to pay for services rendered, (b) delays in the processing of EPAs and/or REAs, (c) the timing of the issuance of contract modifications for new construction work not already funded by the U.S. Government, (d) the timing of construction work associated with delays in receiving construction permits from furloughs at government agencies, and/or (e) delays in solicitation for and/or awarding of new contracts under the Department of Defense contracting programs. In the event a future U.S. government shutdown extends for an unprecedented and much longer period, ASUS's liquidity and earnings could be impacted.

At times, the DCAA and/or the DCMA may, at the request of a contracting officer, perform audits/reviews of contractors for compliance with certain government guidance and regulations, such as the Federal Acquisition Regulations and Defense Federal Acquisition Regulation Supplements. Certain audit/review findings, such as system deficiencies for government-contract-business-system requirements, may result in delays in the resolution of filings submitted to and/or the ability to file new proposals with the U.S. government.

Below is a summary of current and projected EPA filings for price adjustments to operations and maintenance fees and renewal and replacement fees for ASUS's subsidiaries in fiscal 2026.

Military Base	EPA period	Filing Date
Fort Bliss (FBWS)	October 2026 - September 2027	Third Quarter 2026
Fort Lee (ODUS)	February 2026 - January 2027	Fourth Quarter 2025
Joint Base Langley Eustis and Joint Expeditionary Base Little Creek Fort Story (ODUS)	April 2026 - March 2027	First Quarter of 2026
Joint Base Andrews (TUS)	February 2026 - January 2027	Fourth Quarter 2025
Fort Jackson (PSUS)	February 2026 - January 2027	Fourth Quarter 2025
Fort Bragg (ONUS)	March 2026 - February 2027	First Quarter 2026
Eglin Air Force Base (ECUS)	June 2026 - May 2027	Second Quarter 2026
Fort Riley (FRUS)	July 2026 - June 2027	Second Quarter 2026
Joint Base Cape Cod (BSUS)	April 2026 - March 2027	First Quarter 2026
Naval Air Station Patuxent River (PRUS)	April 2026 - March 2027	First Quarter 2026

Regulatory Matters

A discussion on various regulatory matters is included in the section titled *"Overview"* in this Form 10-K's *"Management's Discussion and Analysis of Financial Condition and Results of Operations."* The discussion below focuses on other regulatory matters and developments.

Certificates of Public Convenience and Necessity

GSWC and BVES hold Certificates of Public Convenience and Necessity ("CPCN") granted by the CPUC in each of the ratemaking areas they serve. ASUS subsidiaries are regulated, if applicable, by the state in which it primarily conducts water and/or wastewater operations. FBWS holds a CPCN from the Public Utilities Commission of Texas. The Virginia State Corporation Commission exercises jurisdiction over ODUS as a public service company. The Maryland Public Service Commission approved the right of TUS to operate as a water and wastewater utility at Joint Base Andrews, Maryland, and may exercise its jurisdiction over the water and wastewater utility operation at Naval Air Station Patuxent River, Maryland. The South Carolina Public Service Commission exercises jurisdiction over PSUS as a public service company. ONUS is regulated by the North Carolina Public Service Commission. ECUS, FRUS and BSUS are not subject to regulation by their respective states' utility commissions.

GSWC and BVES are subject to regulation by the CPUC which has broad authority over service and facilities, rates, classification of accounts, valuation of properties, the purchase, disposition and mortgaging of properties necessary or useful in rendering public utility service, the issuance of securities, the granting of certificates of public convenience and necessity as to the extension of services and facilities and various other matters.

Rates that GSWC and BVES are authorized to charge are determined by the CPUC in general rate cases and are derived using rate base, cost of service and cost of capital, as projected for a future test year. Rates charged to customers vary according to customer class and rate jurisdiction and are generally set at levels allowing for recovery of prudently incurred costs, including a fair return on rate base. Rate base generally consists of the original cost of utility plant in service, plus certain other assets, such as working capital and inventory, less accumulated depreciation on utility plant in service, deferred income tax liabilities and certain other deductions.

GSWC is required to file a water general rate case application every three years according to a schedule established by the CPUC. General rate cases typically include an increase in the test year with inflation-rate adjustments for expenses in the second and third years of the rate case cycle. For capital projects, there are two test years. Rates are based on a forecast of expenses and capital costs for each test year. GSWC's cost of capital is determined in a separate proceeding. Investor-owned water utilities serving California are required to file their cost of capital applications on a triennial basis. BVES's general rate cases are typically filed every four years, which also includes a determination of BVES's cost of capital. Rates may also be increased by offsets for certain expense increases, including, but not limited to, supply-cost offset and balancing-account amortization, advice letter filings related to certain plant additions and other operating cost increases.

Neither the operations of AWR nor the operations and rates of ASUS are directly regulated by the CPUC. The CPUC does, however, regulate certain transactions between GSWC, BVES and ASUS and between GSWC and BVES and AWR.

General Rate Cases and Other Regulatory Matters

<u>Water Segment</u>

Recent Changes in Rates:

Rates that GSWC is authorized to charge are determined by the CPUC in general rate cases. In January 2025, the CPUC issued a final decision in GSWC's latest general rate case proceeding that will set new rates for the years 2025 - 2027. Accordingly, new water rates for 2025 have been implemented and reflected in GSWC's results for the year ended December 31, 2025.

In December 2025, GSWC received approval from the CPUC to implement its full second-year rate increases, effective January 1, 2026, that will result in higher adopted operating revenues less water supply cost for 2026 of approximately $32.0 million compared to 2025's adopted operating revenues less water supply cost. Included in the 2026 increase is nearly $11 million related to advice letter capital projects. The assets from the advice letter projects and the related amounts in the memorandum account were added to the adopted rate base for inclusion in the revenue requirement effective January 1, 2026.

Expansion of GSWC's Water Operations:

In 2014, the CPUC issued a final decision granting GSWC the authority to provide water utility service to a new area to be developed near Sacramento called Sutter Pointe, in Sutter County, California. Specific plans for the new development have been approved by Sutter County that will allow for the construction of 17,500 total dwelling units at full buildout, which is currently expected to occur over the next 20 or more years. Among other things, the final decision in 2014 ordered GSWC to file a separate application before the commencement of any construction in order to establish initial water service rates. The first phase of the new development has begun and is expected to occur over the next five years, and will serve up to 3,800 customer connections. Accordingly, in August 2024, GSWC filed an application prior to the start of construction. In October 2025, the CPUC issued a final decision authorizing initial water service rates covering the new development for the years 2026 through 2028.

On January 27, 2026, GSWC filed an application with the CPUC to acquire the water system assets from a city located within Los Angeles County. The application requested the expansion of GSWC's CPCN to incorporate the new service area into one of GSWC's existing ratemaking areas, and to include the $5.25 million purchase price in rate base. The acquisition is forecasted to increase revenues by approximately $1.0 million, if approved as filed. The city's service area serves almost 900 primarily residential customers.

Electric Segment

Recent Changes in Rates:

Rates that BVES is authorized to charge are determined by the CPUC in general rate cases. In January 2025, the CPUC issued a final decision in BVES's general rate case proceeding that set new rates for the years 2023 - 2026, retroactive to January 1, 2023. Accordingly, new electric rates for 2025, which is the third year in the rate cycle, have been implemented and reflected in BVES results for the year ended December 31, 2025. As a result of receiving the final decision, the impact from retroactive rates for the full year of 2023 and from the second-year rate increases for the full year of 2024 were reflected in BVES's 2024 fourth quarter results.

Among other things, the final decision also approved for recovery the requested capital expenditures and other incremental operating costs already incurred prior to 2023 in connection with BVES's wildfire mitigation plans ("WMP"s) that were not included in customer rates prior to receiving a CPUC final decision on its latest general rate case. The decision approved BVES's recovery of incremental vegetation management costs and other wildfire mitigation and prevention costs incurred prior to 2023 that were being tracked in memorandum accounts for future recovery and were recorded as regulatory assets. As of December 31, 2025, BVES has a total of approximately $11.3 million in regulatory assets related to these memorandum accounts. During the first quarter of 2025, BVES filed an advice letter to recover all pre-2023 costs included in the vegetation management and other WMP memorandum accounts, which will be recovered over a period of 24 to 36 months through surcharges that were implemented on March 1, 2025 and April 1, 2025.

General Rate Case for Years 2027–2030:

On January 30, 2026, BVES filed a general rate case application that will determine new electric rates for the years 2027 through 2030. Among other things, BVES requested (i) capital budgets of approximately $133 million for the four-year rate cycle, and another approximately $17 million, plus AFUDC, for capital projects to be filed for revenue recovery through advice letters when the projects are completed, and (ii) a capital structure for BVES of 60% equity and 40% debt, a return on equity of 11.30%, an embedded cost of debt of 5.92%, and a return on rate base of 9.15%.

BVES Solar Energy and Battery Storage Projects:

In May 2024, BVES filed an application with the CPUC for approval to construct the solar energy and battery storage projects that will provide BVES with its first solar power generation facility and battery energy storage system. In July 2025, BVES and the Public Advocates Office filed a joint motion with the CPUC to adopt a settlement agreement resolving all issues in the proceeding. Among other things, the settlement agreement authorizes BVES to construct the solar energy and battery storage facility and system for a total combined cost of approximately $28.0 million, plus additional funds used during construction. In December 2025, BVES received a final decision approving the settlement agreement and authorizing construction of the solar and battery projects. The costs associated with the projects are recoverable in customer rates at the time the projects are completed and in service.

For more information regarding significant regulatory matters, see Note 3 of "Notes to Financial Statements" included in Part II, Item 8, in Financial Statements and Supplementary Data.

Environmental Matters

AWR's subsidiaries are subject to stringent environmental regulations. GSWC and ASUS are required to comply with the safe drinking water standards established by the U.S. EPA. GSWC is also required to comply with the safe drinking water standards by the Division of Drinking Water ("DDW"), under the SWRCB. The DDW, acting on behalf of the U.S. EPA, administers the U.S. EPA's program in California. Similarly, ASUS is required to comply with the drinking water standards that are administered by the relevant state agencies in the states in which it operates. The U.S. EPA regulates contaminants that may have adverse health effects that are known or likely to occur at levels of public health concern, and the regulation of which will provide a meaningful opportunity for health risk reduction.

GSWC and ASUS currently test their water supplies and water systems according to, among other things, requirements listed in the Federal Safe Drinking Water Act. They work proactively with third parties and governmental agencies to address issues relating to known contamination threatening their water sources. They also incur operating costs for testing to determine the levels, if any, of the constituents in their sources of supply, and additional expenses to treat contaminants in order to meet the federal and state maximum contaminant level standards and consumer demands. GSWC expects to incur additional capital costs as well as increased operating costs to maintain or improve the quality of water delivered to its customers in light of anticipated stress on water resources associated with watershed and aquifer pollution, drought impacts, and consumer expectations. Both GSWC and ASUS will see increased operating costs to meet newly established and future water quality standards. The CPUC ratemaking process provides GSWC with the opportunity to recover prudently incurred capital and operating costs in future filings associated with achieving water quality standards. The request for equitable adjustment process and capital funding request mechanism provide ASUS with the opportunity to recover prudently incurred operating costs and capital investment requirement in future filings associated with achieving water quality standards. Management believes that such incurred and expected future costs should be authorized for recovery by the CPUC and the U.S. government.

Perfluoroalkyl Substances ("PFAS")

PFAS have negatively impacted water systems across the country including those of GSWC. PFAS were used in fire suppression agents, certain fabric and other materials and used in various industrial processes. In July 2018, DDW issued drinking water notification levels for certain fluorinated organic chemicals. Notification levels are health-based advisory levels established for contaminants in drinking water for which maximum contaminant levels have not been established. Notification to consumers and stakeholders is required when the advisory levels or notification levels are exceeded. Assembly Bill 756, signed into law in July 2019 and effective in January 2020, requires, among other things, additional notifications by water systems when they detect levels of PFAS above response levels.

PFAS Drinking Water Maximum Contaminant Levels

On April 10, 2024, the U.S. EPA announced the final regulations that established maximum contaminant levels ("MCLs") for six PFAS compounds in drinking water. The regulation established MCLs for perfluorooctanoic acid ("PFOA"), perfluorooctane sulfonic acid ("PFOS"), and several other contaminants with individual MCLs that range from 4 ppt to 10 ppt. In addition, the regulation established a MCL for PFAS mixtures containing at least two of the regulated PFAS compounds for the combined and co-occurring levels of these PFAS in drinking water. The final rule requires public water systems to implement PFAS monitoring and reporting within three years (2027), and where exceedances are identified, to implement solutions within five years (2029) to reduce PFAS levels to below the MCLs. In May 2025, U.S. EPA announced its intention to extend the deadline for drinking water systems to comply with the new PFAS maximum contaminant levels by two years to 2031, but it has not yet issued regulations to put this extension into effect.

Currently, there are more than 35 sources at GSWC and 7 sources at ASUS that have exceeded one or more of the PFAS MCLs. These new MCLs will increase capital investment expenditures over the next five years and increase operation and maintenance expenses over the long-term. The CPUC has authorized GSWC to track incremental expenses, including laboratory testing and monitoring costs, customer and public notification costs, and chemical and operating treatment costs, incurred as a result of PFAS contamination in a memorandum account to be filed with the CPUC for future recovery.

Hexavalent Chromium

California State Division of Drinking Water adopted an MCL of 10 parts per billion for Hexavalent Chromium, which went into effect on October 1, 2024. Depending on the size of the water system, water systems will have two to four years from the effective date to come into compliance with the MCL. Currently, there are approximately eight sources at GSWC that exceed or are within eighty percent of the MCL. These MCLs are also expected to increase GSWC's capital investments and operations and maintenance expenses.

The CPUC ratemaking process provides GSWC with the opportunity to recover prudently incurred capital and operating costs in future filings associated with achieving water quality standards. Management believes that such incurred and expected future costs should be authorized for recovery by the CPUC for both PFAS compounds and hexavalent chromium.

Per- and Polyfluoroalkyl Substances ("PFAS") Contamination Litigation Proceeds Memorandum Account

GSWC has been a plaintiff in class action lawsuits (against 3M Company, DuPont, and others) related to PFAS contamination affecting public water systems. The class settlement agreement among 3M Company and the class of eligible public water systems was entered into on June 22, 2023 and resolved any claims for PFAS contamination with 3M Company. The class settlement agreement between the parties was approved by an order issued by the Federal District Court of South

Carolina on March 29, 2024. As a result of the settlement, GSWC was notified in the second quarter of 2025 that it will receive from 3M Company approximately $19.0 million, net of legal fees. In June 2025, 3M Company paid a portion of this amount into a qualified settlement fund totaling approximately $12.5 million to be administered by a custodian for the benefit of GSWC. GSWC received the first payment of approximately $3.8 million into this settlement fund in August, and the remainder of the $12.5 million was received in October 2025. GSWC expects to be paid the remaining settlement payments totaling approximately $6.5 million during 2026 – 2033. One of ASUS's subsidiaries is also a participant in this class settlement agreement with 3M Company and is expected to receive approximately $2 million of settlement payments during 2025 – 2033. During the fourth quarter, GSWC and one of ASUS's subsidiaries received class settlement payments of $2.2 million and $0.3 million, net of legal and other costs, respectively, from DuPont pursuant to respective class settlement agreements.

Settlement proceeds received by GSWC may be used for future capital investments or operations and maintenance expenses related to PFAS water contamination to its water systems or any PFAS related litigation against its water systems, which benefit GSWC's customers. The CPUC has authorized GSWC to track in a memorandum account the settlement payments received by GSWC from lawsuits related to PFAS contamination in its water systems, which include the proceeds received for participation in class action lawsuits. The amounts in the memorandum account have been recorded as a regulatory liability to be used in the future to offset incremental investments in replacement and treatment of property, as well as operations and maintenance expenses and other direct expenses related to PFAS contamination.

GSWC continues to monitor contaminant levels in its water for PFAS compounds in accordance with final U.S. EPA regulations. Proceeds received from the defendants will not be sufficient to pay for all PFAS-related liabilities that will ultimately be incurred by GSWC, whether related to capital investments, operation and maintenance expenses, or litigation brought against GSWC. However, the CPUC has also authorized GSWC to track incremental expenses, including laboratory testing and monitoring costs, customer and public notification costs and chemical and operating treatment costs, incurred as a result of PFAS contamination in a separate memorandum account to be filed with the CPUC for future recovery.

Matters Relating to Environmental Cleanup

GSWC has been involved in environmental remediation and cleanup at one of its plant sites that contained an underground storage tank which was used to store gasoline for its vehicles. This tank was removed from the ground in July 1990 along with the dispenser and ancillary piping. Since then, GSWC has been involved in various remediation activities at this site.

As of December 31, 2025, the total amount spent to clean up and remediate GSWC's plant facility was approximately $6.9 million, of which $1.5 million has been paid by the State of California Underground Storage Tank Fund. Amounts paid by GSWC have been included in rate base and approved by the CPUC for recovery. As of December 31, 2025, GSWC has a regulatory asset and an accrued liability for the estimated remaining cost of $1.3 million to complete the site remediation project. The estimate includes costs for continued activities to monitor groundwater, conduct soil gas sampling, and appropriate decommissioning/destruction of the wells after case closure approval. The ultimate cost may vary depending on additional monitoring or remediation required for case closure. The estimate is based on best available information at this time. Management also believes it is probable that the estimated additional costs will continue to be approved in rate base by the CPUC as approved historically.

Lead and Copper Rule Revisions

On October 30, 2024, the U.S. EPA published its final Lead and Copper Rule Improvements. The rule went into effect on December 30, 2024. The rule sets a 10-year requirement for replacing lead service lines in drinking water systems, changes sampling requirements and reduces the lead action level from 15 parts per billion to 10 parts per billion. Although no lead service lines have been found yet in GSWC and ASUS and their customer service lines, the changes in this regulation are expected to increase expenses related to sampling, public education, and lead service line field verification activities. The CPUC has authorized GSWC to track any incremental expenses and carrying costs on capital investments incurred by GSWC as a result of the Lead and Copper Rule revisions in a memorandum account to be filed with the CPUC for future recovery.

Matters Relating to Military Base Contracts

Each of the ASUS's subsidiaries is responsible for testing the water and wastewater systems on the military bases on which it operates in accordance with applicable federal, state and local requirements. Each of the ASUS's subsidiaries has the right to seek an equitable adjustment to its contract in the event that there are changes in environmental laws, a change in the quality of water used in providing water service or wastewater discharged by the U.S. government, or contamination of the air or soil not caused by the fault or negligence of ASUS's subsidiary. These changes can impact operations and maintenance and renewal and replacement costs under the contracts. The U.S. government is responsible for environmental contamination due to its fault or negligence and for environmental contamination that occurred prior to the execution of a contract.

Security Issues

We have physical and information security policies throughout our operations. Training on these matters begins during employee orientation and is ongoing through a series of training courses in addition to periodic, unannounced training exercises. We collaborate with various agencies, associations and third parties regarding information on possible threats and security measures for our operations. Risk assessments are conducted periodically to evaluate the effectiveness of existing security controls. These assessments provide areas for additional security focus, new controls, and policy changes.

Both GSWC and BVES have security systems and infrastructure in place intended to prevent unlawful intrusion, service disruption and cyberattacks. GSWC and BVES utilize a variety of physical security measures to protect their facilities. These measures consider advances in security and emergency preparedness technology and relevant industry developments in developing their respective capital improvement plans, and both intend to seek approval of the CPUC to recover any additional costs that either may incur in enhancing the security, reliability and resiliency of their utility systems.

On October 23, 2018, America's Water Infrastructure Act became law. GSWC must now conduct additional risk and resilience assessments and develop emergency response plans for each of its water systems. These assessments and plans include natural hazards as well as malevolent acts. The first such assessments were completed in 2020. They will be reviewed and must be resubmitted every five years.

ASUS's subsidiaries operate facilities within the boundaries of military bases, which provide limited access to the general public. To further enhance security, in prior years, certain upgrades, such as key card requirements at all access points and security camera systems, were completed at military bases through contract modifications funded by the U.S. government.

Registrant has evaluated its cybersecurity systems and continues to address identified areas of improvement with respect to U.S. government regulations regarding cybersecurity of government contractors. These improvements include the physical security at all of the office and employee facilities it operates.

Despite its efforts, Registrant cannot guarantee that intrusions, cybersecurity incident or other attacks will not cause water, wastewater or electric system problems, disrupt service to customers, compromise important data or systems or result in unintended release of customer or employee information.

Water Supply

GSWC

During 2025, GSWC delivered approximately 57.5 million hundred cubic feet ("ccf") of water to its customers, which is an average of about 362 acre-feet per day or 118 million gallons per day (an acre-foot is approximately 435.6 ccf or 326,000 gallons). Approximately 50% of GSWC's supply came from groundwater produced from wells situated throughout GSWC's service areas. GSWC supplemented its groundwater production with wholesale purchases from MWD member agencies and regional water suppliers (roughly 48% of total demand) and with authorized diversions from rivers (roughly 2%) under agreements with the United States Bureau of Reclamation and the Sacramento Municipal Utility District. GSWC also utilizes recycled water supplies to serve recycled water customers in several service areas. GSWC continually assesses its water rights and groundwater storage assets to maximize use of lower cost groundwater sources where available.

Groundwater

GSWC has a diverse water supply portfolio which includes adjudicated groundwater rights, surface water rights, and a number of unadjudicated water rights to help meet supply requirements. The productivity of GSWC's groundwater resources varies from year to year depending upon a variety of factors, including natural replenishment from snow-melt or rainfall, the availability of imported replenishment water, the amount of water previously stored in groundwater basins, natural or man-made contamination, legal production limitations, and the amount and seasonality of water use by GSWC's customers and others. GSWC actively participates in efforts to protect groundwater basins from over-use and from contamination. In some periods, these efforts may require reductions in groundwater pumping and increased reliance on alternative water resources. GSWC also participates in the implementation of California's Sustainable Groundwater Management Act.

From time to time, GSWC may purchase or temporarily use water rights from others for delivery to customers. GSWC has contracts to purchase water or water rights for an aggregate amount of $2.0 million as of December 31, 2025. Included in the $2.0 million is a remaining commitment of $0.9 million under an agreement with the City of Claremont to lease water rights that were ascribed to the City as part of the Six Basins adjudication. The initial term of the agreement expires in 2028. GSWC may exercise an option to renew this agreement for ten additional years. The remaining $1.1 million is for commitments for purchased water with other third parties, which expire through 2038.

Imported Water

GSWC also manages a portfolio of water supply arrangements with water wholesalers who may import water from outside the immediate service area. GSWC purchases water from various governmental entities and other parties through a total of 61 connections for distribution to customers, in addition to numerous emergency connections. The largest water wholesaler that GSWC interacts with is the Metropolitan Water District of Southern California ("MWD"), which is a public agency organized and managed to provide a supplemental, imported supply to its member public agencies in the Southern California region. There are 26 such member agencies, consisting of 14 cities, 11 municipal water districts and one county water authority. Out of the 61 connections mentioned, 46 connections are to MWD's water distribution facilities and those of member agencies. GSWC purchases MWD water through six separate member agencies aggregating 51,534 acre-feet annually. MWD sources its supplies from Northern California via the State Water Project and the Colorado River through the Colorado River Aqueduct, which it owns and operates, and from local programs and transfer arrangements.

Drought Impact

The California Legislature passed two bills in 2018 to establish a framework for long-term water-use efficiency standards and drought planning and resiliency. The framework sets aggressive water use objective standards and performance metrics that water suppliers will be required to meet by the year 2040. The framework includes an indoor water use standard that is reduced over time, with 42 gallons per capita per day (gpcd) by 2030 being the final indoor water use standard. Each Urban Water Supplier will have an overall water use objective that will include both an indoor standard as well as outdoor use standards.

Water year 2024-25 ("WY2025"), which ended on September 30, 2025, started out with normal conditions but became increasingly drier as the water year progressed. Water year 2025-26 ("WY2026") began on October 1, 2025. As of January 28, 2026, the average level for the State's major reservoirs is at 125% of the historical average for this time of the year. The Northern Sierra and Central Sierra snowpacks as of February 4, 2026 are trending below normal with the snowpack in the northern Sierra at 41% of normal and in the southern Sierra at 75% of normal. The northern Sierra precipitation is currently at 32.8 inches which is 139% of the average for the 2026 water year.

The State Water Project ("SWP") allocation for WY2026 increased from 10% to 30% as of January 29, 2026. Invasive Golden Mussels were detected in the SWP conveyance network in mid-2025 which may impact groundwater basin spreading operations that are critical water recharge facilities used to manage groundwater extractions in Southern California. As such, the Los Angeles County Department of Public Works, which owns and operates key spreading facilities in the San Gabriel Basin have already placed a moratorium on allowing SWP into their spreading basins. Basin agencies are working on mitigation plans to address this impact to basin management. The WY2026 began with drier conditions than in WY2025, but a series of November and December precipitation events has improved state conditions. As of February 10, 2026, the U.S. Drought Monitor reported that 1% of California was in an "Abnormally Dry" condition, as compared to a year ago where nearly 21% of California was considered to be in "Extreme Drought."

Prolonged drought conditions continue in the Colorado River System, which has experienced historically low reservoir levels in Lake Mead and Lake Powell since 2023. Projected 2026 inflow scenarios for the Colorado River at continued low flow levels are expected and a Level 1 Shortage Condition will continue into 2026 that will impose mandatory water reductions to the lower Colorado River States. Urgent action to reduce water demand on the lower river by 2 to 4 million acre feet annually has been requested by the US Bureau of Reclamation (the "Bureau") which resulted in a multi-year agreement known as the "California Colorado River Contractor Forbearance Agreement for 2024-2026" by the Imperial Irrigation District, Coachella Valley Water District, MWD, Palo Verde Irrigation District and the City of Needles. This agreement commits to collective Colorado River water savings of 300,000 acre-feet annually with a three-year cap of 700,000 acre feet. Operational agreements on how the Colorado River is managed will expire in 2026. The Bureau is working with both the upper and lower states on a revised set of agreements and a consensus has not yet been reached. GSWC will continue to monitor developments related to the Colorado River System and assess its impact on MWD and GSWC's systems that utilized water sources provided by MWD member agencies.

Military Base Operations

The U.S. government is responsible for providing the source of supply for all water on each of the bases served by ASUS's subsidiaries at no cost to ASUS's subsidiaries. Once received from the U.S. government, ASUS's subsidiaries are responsible for ensuring the compliance with all federal, state and local regulations. Furthermore, ASUS's subsidiaries are responsible for ensuring compliance with the reduction and/or removal of all constituents as required under its wastewater treatment plant operating permits. ASUS works closely with state regulators and industry associations to stay current with emergent issues and proactively addresses any change in wastewater treatment regulation to ensure permit compliance.

New Accounting Pronouncements

Registrant is subject to newly issued accounting requirements as well as changes in existing requirements issued by the Financial Accounting Standards Board. See *Note 1* of *Notes to Consolidated Financial Statements*.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Registrant is exposed to certain market risks, including fluctuations in interest rates, and commodity price risk primarily relating to changes in the market price of electricity. Market risk is the potential loss arising from adverse changes in prevailing market rates and prices.

Interest Rate Risk

A significant portion of Registrant's capital structure is comprised of fixed-rate debt consisting of notes and debentures. A market risk related to our fixed-rate debt is the potential increase in fair value resulting from a decrease in interest rates. At December 31, 2025, the fair value of Registrant's long-term debt was $790.8 million. A hypothetical ten percent change in market interest rates would result in an increase or decrease of approximately $21.8 million in the fair value of Registrant's long-term debt.

Registrant is also exposed to risks resulting from changes in interest rates as a result of its issuances of short-term debt through unsecured revolving credit facilities. At December 31, 2025, Registrant had outstanding consolidated borrowings under its credit facilities of $141.0 million that are exposed to variable short-term interest rate risk. The impact of a 100-basis point change in interest rates on pretax income is approximately $1.4 million as of December 31, 2025.

Commodity/Derivative Risk

BVES is exposed to commodity price risk primarily relating to changes in the market price of electricity. To manage its exposure to energy price risk, BVES from time to time executes purchased power contracts that qualify or have elements of the contract that qualify as derivative instruments, requiring mark-to-market derivative accounting under the accounting guidance for derivatives.

BVES has historically entered into long-term fixed price contracts to purchase power with current delivery periods that range from 2025 through 2035. In May 2025, the CPUC approved a new power purchase contract between BVES and a third party. The new contract provides for the purchase of electricity during a delivery period from June 1, 2025 through December 31, 2028 and is subject to the accounting guidance for derivatives and requires mark-to-market accounting. In addition, BVES continues to procure renewable portfolio standard eligible energy and renewable energy credits as a bundled product through a contract that delivers through December 31, 2035. Under this contract, there is an embedded derivative that also requires mark-to-market accounting.

The CPUC authorized BVES's use of a regulatory asset and liability memorandum account to offset the mark-to-market entries required by the accounting guidance. Accordingly, all unrealized gains and losses generated from derivative instruments in purchase power contracts are deferred on a monthly basis into a non-interest-bearing regulatory memorandum account that tracks the changes in fair value of the derivative throughout the terms of the contracts. As a result, these unrealized gains and losses do not impact Registrant's earnings. As of December 31, 2025, the fair value of the derivative liability was $15.5 million for the purchase power contracts, with corresponding regulatory assets recorded in the derivative instrument memorandum account as a result of overall fixed prices under BVES's purchase power contracts being higher than future energy prices.

Except as discussed above, Registrant has had no other derivative financial instruments, financial instruments with significant off-balance sheet risks or financial instruments with concentrations of credit risk.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of American States Water Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets and statements of capitalization of American States Water Company and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, of changes in common shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Regulatory Matters

As described in Notes 1 and 3 to the consolidated financial statements, in accordance with accounting principles for rate-regulated enterprises, the Company records regulatory assets, which represent probable future recovery of costs from customers through the ratemaking process, and regulatory liabilities, which represent probable future refunds that are to be credited to customers through the ratemaking process. Under such accounting guidance, rate-regulated entities defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the ratemaking process in a period different from the period in which they would have been reflected in income by an unregulated company. As of December 31, 2025, there were $132.3 million of regulatory assets and $123.0 million of regulatory liabilities.

The principal considerations for our determination that performing procedures relating to accounting for the effects of regulatory matters is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the probability of recovery of regulatory assets and settlement of regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including controls over the probability of recovery of regulatory assets, settlement of regulatory liabilities, and the related accounting and disclosure impacts. These procedures also included, among others (i) evaluating the reasonableness of management's assessment regarding the probability of recovery of regulatory assets and settlement of regulatory liabilities and (ii) testing, on a sample basis, regulatory assets and regulatory liabilities, based on the provisions and formulas outlined in rate orders and other regulatory proceedings and correspondence, as well as application of relevant regulatory precedents.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 18, 2026

We have served as the Company's auditor since 2002.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Golden State Water Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets and statements of capitalization of Golden State Water Company (the "Company") as of December 31, 2025 and 2024, and the related statements of income, of common shareholder's equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Regulatory Matters

As described in Notes 1 and 3 to the consolidated financial statements, in accordance with accounting principles for rate-regulated enterprises, the Company records regulatory assets, which represent probable future recovery of costs from customers through the ratemaking process, and regulatory liabilities, which represent probable future refunds that are to be credited to customers through the ratemaking process. Under such accounting guidance, rate-regulated entities defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the ratemaking process in a period different from the period in which they would have been reflected in income by an unregulated company. As of December 31, 2025, there were $82.0 million of regulatory assets and $119.0 million of regulatory liabilities.

The principal considerations for our determination that performing procedures relating to accounting for the effects of regulatory matters is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the probability of recovery of regulatory assets and settlement of regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of regulatory proceedings, including controls over the probability of recovery of regulatory assets, settlement of regulatory liabilities, and the related accounting and disclosure impacts. These procedures also included, among others (i) evaluating the reasonableness of management's assessment regarding the probability of recovery of regulatory assets and settlement of regulatory liabilities and (ii) testing, on a sample basis, regulatory assets and regulatory liabilities, based on the provisions and formulas outlined in rate orders and other regulatory proceedings and correspondence, as well as application of relevant regulatory precedents.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 18, 2026

We have served as the Company's auditor since 2002.

AMERICAN STATES WATER COMPANY
CONSOLIDATED BALANCE SHEETS

	December 31,	
(in thousands)	2025	2024
Assets		
Utility Plant		
Regulated utility plant, at cost:		
Water	$ 2,414,314	$ 2,227,311
Electric	229,792	171,127
Total	2,644,106	2,398,438
Non-regulated utility property, at cost	50,397	44,457
Total utility plant, at cost	2,694,503	2,442,895
Less — accumulated depreciation	(653,667)	(648,199)
	2,040,836	1,794,696
Construction work in progress	255,483	304,929
Net utility plant	2,296,319	2,099,625
Other Property and Investments	58,664	50,418
	58,664	50,418
Current Assets		
Cash and cash equivalents	18,824	26,661
Accounts receivable — customers, less allowance for doubtful accounts	38,321	37,699
Unbilled receivable (Note 2)	26,621	28,446
Receivable from U.S. government, less allowance for doubtful accounts (Note 2)	46,400	41,000
Other accounts receivable, less allowance for doubtful accounts	6,127	6,415
Income taxes receivable	—	65
Materials and supplies	16,406	15,140
Regulatory assets — current	39,396	50,504
Prepayments and other current assets	7,551	7,286
Contract assets (Note 2)	31,428	20,130
Total current assets	231,074	233,346
Other Assets		
Unbilled revenue — receivable from U.S. government (Note 2)	1,258	3,423
Receivable from U.S. government (Note 2)	27,660	35,486
Contract assets (Note 2)	79	1,518
Operating lease right-of-use assets	6,093	8,028
Regulatory assets	30,073	27,101
Other	63,872	41,264
Total other assets	129,035	116,820
Total Assets	$ 2,715,092	$ 2,500,209

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31, 2025	December 31, 2024
Capitalization and Liabilities		
Capitalization		
Common shareholders' equity	$ 1,045,581	$ 920,051
Long-term debt	782,700	640,382
Total capitalization	1,828,281	1,560,433
Current Liabilities		
Notes payable to banks	—	124,000
Long-term debt — current	8,209	385
Accounts payable	86,021	88,591
Income taxes payable	1,169	481
Accrued other taxes	12,871	16,694
Accrued employee expenses	16,193	15,523
Accrued interest	9,545	8,133
Contract liabilities (Note 2)	11,735	5,662
Operating lease liabilities	2,062	2,074
Purchase power contract derivative at fair value (Note 5)	15,503	8,823
Other	11,304	15,159
Total current liabilities	174,612	285,525
Other Credits		
Notes payable to banks	141,000	165,000
Advances for construction	77,976	69,856
Contributions in aid of construction — net	179,277	160,306
Deferred income taxes	194,121	180,173
Regulatory liabilities	60,205	22,926
Unamortized investment tax credits	873	942
Accrued pension and other post-retirement benefits	36,557	33,816
Operating lease liabilities	4,406	6,394
Other	17,784	14,838
Total other credits	712,199	654,251
Commitments and Contingencies (Notes 14 and 15)		
Total Capitalization and Liabilities	$ 2,715,092	$ 2,500,209

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED STATEMENTS OF CAPITALIZATION

(in thousands, except number of shares)	December 31, 2025	December 31, 2024
Common Shareholders' Equity:		
Common Shares, no par value:		
Authorized: 60,000,000 shares		
Outstanding: 39,082,470 shares in 2025 and 38,151,027 shares in 2024	$ 425,153	$ 355,143
Retained earnings	620,428	564,908
	1,045,581	920,051
Long-Term Debt		
Notes/Debentures:		
6.81% notes due 2028	15,000	15,000
6.59% notes due 2029	40,000	40,000
7.875% notes due 2030	20,000	20,000
7.23% notes due 2031	50,000	50,000
6.00% notes due 2041	62,000	62,000
Private Placement Notes:		
3.45% notes due 2029	15,000	15,000
5.87% notes due 2028	40,000	40,000
2.17% notes due 2030	85,000	85,000
2.90% notes due 2040	75,000	75,000
4.548% notes due 2032	17,500	17,500
4.949% notes due 2037	17,500	17,500
5.12% notes due 2033	100,000	100,000
5.22% notes due 2038	30,000	30,000
5.50% notes due 2027	65,000	65,000
6.12% notes due 2030	50,000	—
5.30% notes due 2032	75,000	—
5.65% notes due 2037	25,000	—
Tax-Exempt Obligations:		
5.50% notes due 2026	7,730	7,730
State Water Project due 2035	2,466	1,807
Other Debt Instruments:		
American Recovery and Reinvestment Act Obligation due 2033	2,114	2,356
	794,310	643,893
Less: Current maturities	(8,209)	(385)
Debt issuance costs	(3,401)	(3,126)
	782,700	640,382
Total Capitalization	$ 1,828,281	$ 1,560,433

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED STATEMENTS OF INCOME

		For the years ended December 31,				
(in thousands, except per share amounts)		2025		2024		2023
Operating Revenues						
Water	$	464,114	$	417,410	$	433,473
Electric		57,217		51,645		41,832
Contracted services		136,742		126,404		120,394
Total operating revenues		658,073		595,459		595,699
Operating Expenses						
Water purchased		98,224		74,274		72,864
Power purchased for pumping		14,076		15,025		12,829
Groundwater production assessment		21,489		24,145		20,850
Power purchased for resale		18,110		11,630		13,275
Supply cost balancing accounts		(5,014)		(1,894)		12,118
Other operation		47,041		41,318		40,271
Administrative and general		102,811		100,941		88,273
Depreciation and amortization		47,784		43,647		42,403
Maintenance		21,663		20,255		14,218
Property and other taxes		28,008		27,091		24,046
ASUS construction		60,606		54,544		57,912
Gain on sale of assets		—		—		(100)
Total operating expenses		454,798		410,976		398,959
Operating Income		203,275		184,483		196,740
Other Income and Expenses						
Interest expense		(46,776)		(50,382)		(42,762)
Interest income		5,650		7,874		7,416
Other, net		7,649		7,466		5,126
Total other income and expenses		(33,477)		(35,042)		(30,220)
Income before income tax expense		169,798		149,441		166,520
Income tax expense		39,356		30,173		41,599
Net Income	$	130,442	$	119,268	$	124,921
Weighted Average Number of Shares Outstanding		38,550		37,464		36,976
Basic Earnings Per Common Share	$	3.37	$	3.17	$	3.37
Weighted Average Number of Diluted Shares		38,673		37,583		37,077
Fully Diluted Earnings Per Share	$	3.37	$	3.17	$	3.36
Dividends Paid Per Common Share	$	1.939	$	1.791	$	1.655

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED STATEMENTS OF CHANGES
IN COMMON SHAREHOLDERS' EQUITY

(in thousands)	Common Shares Number of Shares	Amount	Retained Earnings	Total
Balances at December 31, 2022	36,962	$ 260,158	$ 449,391	$ 709,549
Add:				
Net income			124,921	124,921
Issuances of Common Shares under stock-based compensation plans	19	—		—
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		2,834		2,834
Dividend equivalent rights on stock-based awards not paid in cash		187		187
Deduct:				
Dividends on Common Shares			61,195	61,195
Dividend equivalent rights on stock-based awards not paid in cash			187	187
Balances at December 31, 2023	36,981	263,179	512,930	776,109
Add:				
Net income			119,268	119,268
Issuance of Common Shares from an at-the-market program, net of issuance costs	1,145	88,661		88,661
Issuances of Common Shares under stock-based compensation plans	25	—		—
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		3,030		3,030
Dividend equivalent rights on stock-based awards not paid in cash		273		273
Deduct:				
Dividends on Common Shares			67,017	67,017
Dividend equivalent rights on stock-based awards not paid in cash			273	273
Balances at December 31, 2024	38,151	355,143	564,908	920,051
Add:				
Net income			130,442	130,442
Issuance of Common Shares from an at-the-market program, net of issuance costs	904	66,998		66,998
Issuances of Common Shares under stock-based compensation plans	27	—		—
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		2,748		2,748
Dividend equivalent rights on stock-based awards not paid in cash		264		264
Deduct:				
Dividends on Common Shares			74,658	74,658
Dividend equivalent rights on stock-based awards not paid in cash			264	264
Balances at December 31, 2025	39,082	$ 425,153	$ 620,428	$ 1,045,581

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the years ended December 31,		
	2025	2024	2023
Cash Flows From Operating Activities:			
Net income	$ 130,442	$ 119,268	$ 124,921
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	48,873	44,226	43,254
Provision for doubtful accounts	2,350	1,653	932
Deferred income taxes and investment tax credits	3,600	2,042	4,783
Stock-based compensation expense	3,559	3,744	3,298
(Gain) loss on investments held in a trust	(5,511)	(5,293)	(5,008)
Other — net	(414)	187	289
Changes in assets and liabilities:			
Accounts receivable — customers	(2,978)	(5,110)	(6,632)
Unbilled receivable	3,991	(3,468)	(1,283)
Other receivables	312	(369)	(2,241)
Receivables from the U.S. government	2,426	15,003	(6,033)
Materials and supplies	(1,266)	2,434	(2,951)
Prepayments and other assets	1,379	32	1,581
Contract assets	(9,859)	(7,270)	604
Regulatory assets/liabilities	46,124	18,487	(81,373)
Accounts payable	7,582	5,152	(10,862)
Income taxes receivable/payable	753	(24)	2,493
Contract liabilities	6,073	4,310	449
Accrued pension and other post-retirement benefits	(1,954)	(208)	1,046
Other liabilities	(5,752)	3,936	416
Net cash provided (used)	229,730	198,732	67,683
Cash Flows From Investing Activities:			
Capital expenditures	(236,822)	(231,960)	(188,540)
Other investing activities	(719)	(820)	(224)
Net cash provided (used)	(237,541)	(232,780)	(188,764)
Cash Flows From Financing Activities:			
Proceeds from issuance of Common Shares, net of issuance costs	67,061	88,814	—
Receipt of advances for and contributions in aid of construction	13,981	11,195	11,889
Refunds on advances for construction	(5,833)	(4,919)	(4,540)
Repayments of long-term debt	(454)	(370)	(334)
Proceeds from the issuance of long-term debt, net of issuance costs	149,206	64,569	129,665
Net changes in notes payable to banks	(148,000)	(44,500)	54,590
Dividends paid	(74,658)	(67,017)	(61,195)
Other financing activities	(1,329)	(1,136)	(918)
Net cash provided (used)	(26)	46,636	129,157
Net change in cash and cash equivalents	(7,837)	12,588	8,076
Cash and cash equivalents, beginning of year	26,661	14,073	5,997
Cash and cash equivalents, end of year	$ 18,824	$ 26,661	$ 14,073

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN STATE WATER COMPANY
BALANCE SHEETS

(in thousands)	December 31, 2025		December 31, 2024	
Assets				
Utility Plant, at cost	$	2,414,314	$	2,227,311
Less — accumulated depreciation		(564,529)		(561,256)
		1,849,785		1,666,055
Construction work in progress		233,899		245,314
Net utility plant		2,083,684		1,911,369
Other Property and Investments		55,829		47,753
		55,829		47,753
Current Assets				
Cash and cash equivalents		9,964		11,338
Accounts receivable — customers, less allowance for doubtful accounts		33,212		34,712
Unbilled receivable		20,607		19,417
Other accounts receivable, less allowance for doubtful accounts		2,767		3,122
Receivable from affiliate		1,443		120
Income taxes receivable from Parent		2,555		3,253
Materials and supplies		9,127		7,543
Regulatory assets — current		23,211		41,099
Prepayments and other current assets		6,365		5,880
Total current assets		109,251		126,484
Other Assets				
Operating lease right-of-use assets		5,856		7,981
Other		61,242		38,394
Total other assets		67,098		46,375
Total Assets	$	2,315,862	$	2,131,981

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
BALANCE SHEETS

(in thousands)		December 31, 2025	December 31, 2024
Capitalization and Liabilities			
Capitalization			
Common shareholder's equity	$	933,737	$ 805,833
Long-term debt		698,060	605,547
Total capitalization		1,631,797	1,411,380
Current Liabilities			
Notes payable to banks		—	124,000
Long-term debt — current		8,209	385
Accounts payable		67,426	70,896
Income taxes payable to Parent		—	—
Accrued other taxes		10,322	14,285
Accrued employee expenses		12,847	12,271
Accrued interest		7,738	7,438
Operating lease liabilities		1,967	2,036
Other		10,762	14,468
Total current liabilities		119,271	245,779
Other Credits			
Notes payable to banks		13,000	—
Advances for construction		77,956	69,836
Contributions in aid of construction — net		179,277	160,306
Deferred income taxes		177,291	166,410
Regulatory liabilities		60,205	22,926
Unamortized investment tax credits		873	942
Accrued pension and other post-retirement benefits		35,948	33,351
Operating lease liabilities		4,268	6,394
Other		15,976	14,657
Total other credits		564,794	474,822
Commitments and Contingencies (Notes 14 and 15)			
Total Capitalization and Liabilities	$	2,315,862	$ 2,131,981

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
STATEMENTS OF CAPITALIZATION

	December 31,	
(in thousands, except number of shares)	**2025**	**2024**
Common Shareholder's Equity:		
Common Shares, no par value:		
Authorized: 1,000 shares		
Outstanding: 178.3836 shares in 2025 and 173.7586 shares in 2024	$ 478,494	$ 413,797
Retained earnings	455,243	392,036
	933,737	805,833
Long-Term Debt		
Notes/Debentures:		
6.81% notes due 2028	15,000	15,000
6.59% notes due 2029	40,000	40,000
7.875% notes due 2030	20,000	20,000
7.23% notes due 2031	50,000	50,000
6.00% notes due 2041	62,000	62,000
Private Placement Notes:		
3.45% notes due 2029	15,000	15,000
5.87% notes due 2028	40,000	40,000
2.17% notes due 2030	85,000	85,000
2.90% notes due 2040	75,000	75,000
5.12% notes due 2033	100,000	100,000
5.22% notes due 2038	30,000	30,000
5.50% notes due 2027	65,000	65,000
5.30% notes due 2032	75,000	—
5.65% notes due 2037	25,000	—
Tax-Exempt Obligations:		
5.50% notes due 2026	7,730	7,730
State Water Project due 2035	2,466	1,807
Other Debt Instruments:		
American Recovery and Reinvestment Act Obligation due 2033	2,114	2,356
	709,310	608,893
Less: Current maturities	(8,209)	(385)
Debt issuance costs	(3,041)	(2,961)
	698,060	605,547
Total Capitalization	$ 1,631,797	$ 1,411,380

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
STATEMENTS OF INCOME

(in thousands)	For the years ended December 31,		
	2025	2024	2023
Operating Revenues			
Water	$ 464,114	$ 417,410	$ 433,473
Total operating revenues	464,114	417,410	433,473
Operating Expenses			
Water purchased	98,224	74,274	72,864
Power purchased for pumping	14,076	15,025	12,829
Groundwater production assessment	21,489	24,145	20,850
Supply cost balancing accounts	(96)	(1,621)	13,839
Other operation	32,181	28,349	29,064
Administrative and general	66,637	64,510	59,313
Depreciation and amortization	40,336	37,187	35,886
Maintenance	10,286	9,788	9,906
Property and other taxes	22,617	22,233	19,845
Gain on sale of assets	—	—	(100)
Total operating expenses	305,750	273,890	274,296
Operating Income	158,364	143,520	159,177
Other Income and Expenses			
Interest expense	(35,747)	(38,532)	(31,283)
Interest income	3,245	6,018	5,557
Other, net	6,634	6,326	4,946
Total other income and expenses	(25,868)	(26,188)	(20,780)
Income from operations before income tax expense	132,496	117,332	138,397
Income tax expense	31,550	22,869	35,689
Net Income	$ 100,946	$ 94,463	$ 102,708

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
STATEMENTS OF CHANGES IN
COMMON SHAREHOLDER'S EQUITY

	Common Shares			
(in thousands, except number of shares)	Number of Shares	Amount	Retained Earnings	Total
Balances at December 31, 2022	170.0000	$ 358,123	$ 285,783	$ 643,906
Add:				
Net income			102,708	102,708
Issuance of Common Share to Parent	1.0000	10,000		10,000
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		2,614		2,614
Dividend equivalent rights on stock-based awards not paid in cash		172		172
Deduct:				
Dividends on Common Shares			55,400	55,400
Dividend equivalent rights on stock-based awards not paid in cash			172	172
Balances at December 31, 2023	171.0000	370,909	332,919	703,828
Add:				
Net income			94,463	94,463
Issuance of Common Share to Parent	2.7586	40,000		40,000
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		2,642		2,642
Dividend equivalent rights on stock-based awards not paid in cash		246		246
Deduct:				
Dividends on Common Shares			35,100	35,100
Dividend equivalent rights on stock-based awards not paid in cash			246	246
Balances at December 31, 2024	173.7586	413,797	392,036	805,833
Add:				
Net income			100,946	100,946
Issuance of Common Shares to Parent	4.6250	61,998		61,998
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		2,460		2,460
Dividend equivalent rights on stock-based awards not paid in cash		239		239
Deduct:				
Dividends on Common Shares			37,500	37,500
Dividend equivalent rights on stock-based awards not paid in cash			239	239
Balances at December 31, 2025	178.3836	$ 478,494	$ 455,243	$ 933,737

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
STATEMENTS OF CASH FLOWS

(in thousands)	For the years ended December 31, 2025	2024	2023
Cash Flows From Operating Activities:			
Net income	$ 100,946	$ 94,463	$ 102,708
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,342	37,738	36,623
Provision for doubtful accounts	1,817	1,310	754
Deferred income taxes and investment tax credits	1,928	2,748	2,949
Stock-based compensation expense	3,131	3,279	2,994
(Gain) loss on investments held in a trust	(5,511)	(5,293)	(5,008)
Other — net	89	240	106
Changes in assets and liabilities:			
Accounts receivable — customers	(317)	(5,004)	(6,321)
Unbilled receivable	(1,190)	(2,232)	(2,179)
Other receivables	373	877	(1,484)
Materials and supplies	(1,584)	(163)	(1,260)
Prepayments and other assets	1,164	595	1,838
Regulatory assets/liabilities	47,792	24,386	(74,378)
Accounts payable	4,455	4,617	(5,420)
Receivable/payable from/to affiliate	(1,268)	260	248
Income taxes receivable/payable from/to Parent	698	(3,031)	1,470
Accrued pension and other post-retirement benefits	(2,089)	(315)	979
Other liabilities	(8,468)	4,134	(278)
Net cash provided (used)	183,308	158,609	54,341
Cash Flows From Investing Activities:			
Capital expenditures	(202,967)	(197,355)	(160,939)
Other investing activities	(1,114)	(1,423)	(1,215)
Net cash provided (used)	(204,081)	(198,778)	(162,154)
Cash Flows From Financing Activities:			
Proceeds from issuance of Common Shares to AWR (parent)	61,998	40,000	10,000
Receipt of advances for and contributions in aid of construction	13,981	11,195	11,889
Refunds on advances for construction	(5,833)	(4,919)	(4,540)
Repayments of long-term debt	(454)	(370)	(334)
Proceeds from the issuance of long-term debt, net of issuance costs	99,397	64,569	129,665
Net changes in affiliate borrowings	—	—	(129,000)
Net changes in notes payable to banks	(111,000)	(26,000)	149,198
Dividends paid	(37,500)	(35,100)	(55,400)
Other financing activities	(1,190)	(1,063)	(840)
Net cash provided (used)	19,399	48,312	110,638
Net change in cash and cash equivalents	(1,374)	8,143	2,825
Cash and cash equivalents, beginning of year	11,338	3,195	370
Cash and cash equivalents, end of year	$ 9,964	$ 11,338	$ 3,195

The accompanying notes are an integral part of these financial statements.

Note 1 — Summary of Significant Accounting Policies

Nature of Operations: American States Water Company ("AWR") is the parent company of Golden State Water Company ("GSWC"), Bear Valley Electric Service Inc. ("BVES"), and American States Utility Services, Inc. ("ASUS") (and its subsidiaries, Fort Bliss Water Services Company ("FBWS"), Old Dominion Utility Services, Inc. ("ODUS"), Terrapin Utility Services, Inc. ("TUS"), Palmetto State Utility Services, Inc. ("PSUS"), Old North Utility Services, Inc. ("ONUS"), Emerald Coast Utility Services, Inc. ("ECUS"), Fort Riley Utility Services, Inc. ("FRUS"), Bay State Utility Services LLC ("BSUS"), and Patuxent River Utility Services LLC ("PRUS")). AWR and its subsidiaries may be collectively referred to as "Registrant" or "the Company." AWR, through its wholly owned subsidiaries, serves over one million people in ten states.

GSWC and BVES are both California public utilities. GSWC engages in the purchase, production, distribution and sale of water throughout California serving approximately 265,100 customer connections. BVES distributes electricity in several San Bernardino County mountain communities in California serving approximately 24,900 customer connections. The California Public Utilities Commission ("CPUC") regulates GSWC's and BVES's businesses in matters including properties, rates, services, facilities, and transactions between GSWC, BVES, and their affiliates.

In August 2023, GSWC entered into an agreement, subject to CPUC approval, to purchase from a developer the water and wastewater system assets located in California's Central Coast region. This is a new planned community, which will serve up to approximately 1,300 customers at full build out, which is anticipated to occur by 2034 under the current construction schedule, barring any future delays. On December 5, 2024, the CPUC approved a final decision granting GSWC's Certificates of Public Convenience and Necessity that will establish rates for water and wastewater services, including GSWC's recovery of the purchase price through future customer rates. After receiving CPUC approval and finalizing other closing procedures in May 2025, the parties completed the closing of the transaction, which included the initial installation and conveyance of the water and wastewater system assets of $10.7 million by the developer, a non-cash transaction to the Registrant recorded during the second quarter of 2025 that resulted in an increase in GSWC's utility plant with corresponding increases in advances for and contributions in aid of construction. GSWC began serving a few customers during the year in connection with this transaction. In the future, GSWC will take ownership of the incremental water and wastewater system assets in phases as they are completed and ready to accommodate new connections.

ASUS, through its wholly owned subsidiaries, operates, maintains and performs construction activities (including renewal and replacement capital work) on water and/or wastewater systems at various U.S. military bases pursuant to initial 50-year firm fixed-price contracts with the U.S. government and one 15-year contract with the U.S. government. These contracts are subject to annual economic price adjustments and modifications for changes in circumstances, changes in laws and regulations, and additions to the contract value for new construction of facilities at the military bases. ASUS also from time to time performs construction services on military bases as a subcontractor.

There is no direct regulatory oversight by the CPUC over AWR or the operations, rates or services provided by ASUS or any of its wholly owned subsidiaries.

Basis of Presentation: The consolidated financial statements and notes thereto are presented in a combined report filed by two separate Registrants: AWR and GSWC. References in this report to "Registrant" are to AWR and GSWC, collectively, unless otherwise specified. AWR owns all of the outstanding common shares of GSWC, BVES and ASUS. ASUS owns all of the outstanding common shares of its subsidiaries. The consolidated financial statements of AWR include the accounts of AWR and its subsidiaries. These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Intercompany transactions and balances have been eliminated in the AWR consolidated financial statements.

Related-Party and Intercompany Transactions: As discussed in Note 9, AWR's credit facility provides support to AWR (parent) and ASUS. AWR borrows and continues to provide funds to ASUS in support of its operations, through an intercompany borrowing agreement. The interest rate charged to ASUS is sufficient to cover AWR's interest expense under the credit facility.

 GSWC, BVES and ASUS provide and/or receive various support services to and from their parent, AWR, and among themselves. GSWC allocates certain corporate office administrative and general costs to its affiliates, BVES and ASUS, using allocation factors approved by the CPUC. During the years ended December 31, 2025, 2024 and 2023, GSWC allocated to ASUS $5.2 million, $5.3 million and $5.0 million, respectively, of corporate office administrative and general costs. During the years ended December 31, 2025, 2024 and 2023, GSWC allocated corporate office administrative and general costs to BVES of $3.5 million, $3.2 million and $3.5 million, respectively.

When necessary, AWR will make capital contributions to its regulated utilities in order to support their operations and manage to the CPUC-authorized capital structure. As discussed in Note 7, AWR made capital contributions to GSWC in 2025, 2024 and 2023. In 2025 and 2024, BVES issued 3.33 and 11 common shares to AWR for total proceeds of $6.0 million and $22.0 million, respectively. BVES used the proceeds from the stock issuances to pay down outstanding borrowings under its revolving credit facility, and to fund its ongoing operations and capital expenditures.

Utility Accounting: Registrant's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP"), including the accounting principles for rate-regulated enterprises, which reflect the ratemaking policies of the CPUC and, to the extent applicable, the Federal Energy Regulatory Commission ("FERC"). GSWC and BVES have incurred various costs and received various credits reflected as regulatory assets and liabilities. Accounting for such costs and credits as regulatory assets and liabilities is in accordance with the guidance for accounting for the effects of certain types of regulation. This guidance sets forth the application of GAAP for those companies whose rates are established by or are subject to approval by an independent third-party regulator.

Under such accounting guidance, rate-regulated entities defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the ratemaking process in a period different from the period in which they would have been reflected in income by an unregulated company. These regulatory assets and liabilities are then recognized in the income statement in the period in which the same amounts are reflected in the rates charged for service. The amounts included as regulatory assets and liabilities that will be collected or refunded over a period exceeding one year are classified as long-term assets and liabilities as of December 31, 2025 and 2024.

Regulatory assets are reviewed for recoverability each reporting period. If a regulatory asset is no longer deemed probable of recovery, the deferred cost is charged to earnings.

Property and Depreciation: Registrant's property consists primarily of regulated utility plant at GSWC and BVES. GSWC and BVES capitalize, as utility plant, the cost of construction and the cost of additions, betterments and replacements of retired units of property. Such costs include labor, material and certain indirect costs. Indirect costs are allocated to each project based on total costs.

Utility systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. Any difference between the estimated original cost, less accumulated depreciation, and the purchase price, if recognized by the CPUC, is recorded as an acquisition adjustment within utility plant.

Depreciation for the regulated utilities is computed on the straight-line, remaining-life basis, group method, in accordance with the applicable ratemaking process. The provision for depreciation expressed as a percentage of the aggregate depreciable asset balances for regulated utilities was approximately 2% for each of the years 2025, 2024 and 2023. Depreciation expense for regulated utilities, excluding amortization expense and depreciation on transportation equipment, totaled $43.2 million, $39.8 million and $38.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. Depreciation computed on regulated utilities' transportation equipment is recorded in other operating expenses and totaled $1.1 million, $0.6 million and $0.9 million for the years 2025, 2024 and 2023, respectively. For the year ended December 31, 2023, approximately $0.2 million of additional depreciation expense on GSWC's transportation equipment was recorded that relates to the cumulative retroactive impact for the full year of 2022 approved in the final CPUC decision in GSWC's general rate case that resulted from an increase to the transportation equipment composite depreciation rates that are retroactive to January 1, 2022. Expenditures for maintenance and repairs are expensed as incurred. Retired property costs, including costs of removal, are charged to the accumulated provision for depreciation.

Estimated useful lives of regulated utilities' utility plant, as authorized by the CPUC, are as follows:

Source of water supply	20 years to 60 years
Pumping	26 years to 41 years
Water treatment	26 years to 32 years
Transmission and distribution	15 years to 80 years
Generation	40 years
Other plant	5 years to 62 years

Non-regulated property consists primarily of equipment utilized by ASUS and its subsidiaries for its operations. This property is stated at cost, net of accumulated depreciation, which is calculated using the straight-line method over the useful lives of the assets.

Asset Retirement Obligations: GSWC has a legal obligation for the retirement of its wells, which by law need to be properly capped at the time of removal. As such, GSWC incurs asset retirement obligations. GSWC records the fair value of a liability for these asset retirement obligations in the period in which they are incurred. When the liability is initially recorded, GSWC capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, GSWC either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Retirement costs have historically been recovered through rates subsequent to the retirement costs being incurred. Accordingly, recoverability of GSWC's asset retirement obligations are reflected as a regulatory asset (Note 3). GSWC also reflects the loss or gain at settlement as a regulatory asset or liability on the balance sheet.

With regards to removal costs associated with certain other long-lived assets, such as water mains, distribution and transmission assets, asset retirement obligations have not been recognized as GSWC believes there is no legal obligation to do so. There are no CPUC rules or regulations that require GSWC to remove any of its other long-lived assets. In addition, GSWC's water pipelines are not subject to regulation by any federal regulatory agency. GSWC has franchise agreements with various municipalities in order to use the public right of way for utility purposes (i.e., operate water distribution and transmission assets), and if certain events occur in the future, GSWC could be required to remove or relocate certain of its pipelines. However, it is not possible to estimate an asset retirement amount since the timing and the amount of assets that may be required to be removed, if any, is not known.

Amounts recorded for asset retirement obligations are subject to various assumptions and determinations, such as determining whether a legal obligation exists to remove assets, estimating the fair value of the costs of removal, when final removal will occur and the credit-adjusted risk-free interest rates to be utilized on discounting future liabilities. Changes that may arise over time with regard to these assumptions will change amounts recorded in the future. Revisions in estimates for timing or estimated cash flows are recognized as changes in the carrying amount of the liability and the related capitalized asset. The estimated fair value of the costs of removal is based on third-party costs.

Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable in accordance with accounting guidance for impairment or disposal of long-lived assets. Impairment evaluation is based on a review of estimated future cash flows expected to be generated and if the carrying amount of a long-lived asset exceeds expected future cash flows, an impairment loss is recognized in the amount of the excess of fair value over the carrying amount. Registrant would recognize an impairment loss on its regulated assets only if the carrying value amount of a long-lived asset is not recoverable from customer rates authorized by the CPUC. Impairment loss is measured as the excess of the carrying value over the amounts recovered in customer rates. For the years ended December 31, 2025, 2024 and 2023, no impairment loss was incurred.

Goodwill: At December 31, 2025 and 2024, AWR had $1.1 million of goodwill. Goodwill is included in Non-current Other Assets on the Consolidated Balance Sheets. The goodwill arose from ASUS's acquisition of a subcontractor's business at some of its subsidiaries. In accordance with the accounting guidance for testing goodwill, AWR annually assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For 2025 and 2024, AWR's assessment of qualitative factors did not indicate that an impairment had occurred for goodwill at ASUS.

Cash and Cash Equivalents: Cash and cash equivalents include short-term cash investments with an original maturity of three months or less. At times, cash and cash equivalent balances may be in excess of federally insured limits. Cash and cash equivalents are held with financial institutions with high credit standings.

Accounts Receivable: Accounts receivable is reported on the balance sheet net of any allowance for doubtful accounts. The allowance for doubtful accounts is Registrant's best estimate of the amount of probable credit losses in Registrant's existing accounts receivable from its water and electric customers, and is determined based on expected losses rather than incurred losses. Registrant reviews the allowance for doubtful accounts quarterly. Account balances are written off against the allowance when it is probable the receivable will not be recovered. When utility customers request extended payment terms, credit is extended based on regulatory guidelines, and collateral is not required.

Receivables from the U.S. government include amounts due under contracts with the U.S. government to operate and maintain, and/or provide construction services for the water and/or wastewater systems at military bases. Other accounts receivable consist primarily of amounts due from third parties (non-utility customers) for various reasons, including amounts due from contractors, amounts due under settlement agreements and amounts due from other third-party prime government contractors pursuant to agreements for construction of water and/or wastewater facilities for such third-party prime contractors. The allowance for these other accounts receivable is based on Registrant's evaluation of the receivable portfolio under current conditions and a review of specific problems and such other factors that, in Registrant's judgment, should be considered in estimating losses. Allowances for doubtful accounts are disclosed in Note 18.

Materials and Supplies: Materials and supplies are stated at the lower of cost or net realizable value. Cost is computed using weighted average cost. Major classes of materials include pipes, meters, hydrants and valves.

Interest: Interest incurred during the construction of capital assets has generally not been capitalized for financial reporting purposes as such policy is not followed in the ratemaking process. Interest expense is generally recovered through the regulatory process. At times, the CPUC has authorized certain capital projects to be filed for revenue recovery with advice letters when those projects are completed. During the time that such projects are under development and construction, GSWC or BVES may record an allowance for funds used during construction ("AFUDC") as a component of construction work in progress to offset the cost of financing project construction if allowed by the regulator. After construction is completed, GSWC and BVES is permitted to recover these costs through the inclusion in rate base. For the year ended December 31, 2025 and 2024, BVES recorded $0.6 million and $1.3 million in AFUDC, respectively. The amount recorded in 2023 was insignificant. As a result of receiving the final decision on BVES's general rate case in 2024 (Note 3), the AFUDC amounts related to certain 2023 capital project authorized by the CPUC were recorded as part of $1.3 million in 2024. During 2025, GSWC recorded $0.6 million in AFUDC, and did not record any AFUDC in 2024 and 2023.

Debt Issuance Costs and Redemption Premiums: Original debt issuance costs are deducted from the carrying value of the associated debt liability and amortized over the lives of the respective issuances of long-term debt. Premiums paid on the early redemption of debt are deferred as regulatory assets and amortized over the period that GSWC and BVES recovers such costs in rates, which is generally over the term of the new debt issued to finance early debt redemption. At December 31, 2025 and 2024, Registrant's long-term debt have been issued by GSWC and BVES.

Advances for Construction and Contributions in Aid of Construction: Advances for construction represent amounts advanced by developers for the cost to construct water system facilities in order to extend water service to their properties. Advances are refundable in equal annual installments, generally over 40 years. In certain instances, GSWC makes refunds on these advances over a specific period of time based on operating revenues related to the main or as new customers are connected to receive service from the main. Contributions in aid of construction are similar to advances but require no refunding. Generally, GSWC and BVES depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property. Utility plant funded by advances and contributions are excluded from rate base.

Fair Value of Financial Instruments: For cash and cash equivalents, accounts receivable, accounts payable and short-term debt, the carrying amount is assumed to approximate fair value due to the short-term nature of the amounts. The table below estimates the fair value of long-term debt held by AWR and GSWC, respectively. Rates available to AWR and GSWC at December 31, 2025 and 2024 for debt with similar terms and remaining maturities were used to estimate fair value for long-term debt. Changes in the assumptions will produce differing results.

	2025		2024	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt—AWR (1)(2)	$ 794,310	$ 790,820	$ 643,893	$ 608,184

	2025		2024	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt—GSWC (1)(3)	$ 709,310	$ 703,319	$ 608,893	$ 575,749

(1) Excludes debt issuance costs and redemption premiums.
(2) Includes $100.0 million of debt issued by GSWC in May 2025 and $50.0 million debt issued by BVES in February 2025.
(3) Includes $100.0 million of debt issued by GSWC in May 2025.

The accounting guidance for fair value measurements applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. Under the accounting guidance, Registrant has made fair value measurements that are classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Registrant makes fair value measurements on its publicly issued notes, private placement notes and other long-term debt using current U.S. corporate debt yields for similar debt instruments. Under the fair value guidance, these are classified as Level 2, which consists of quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

The following table sets forth by level, within the fair value hierarchy, Registrant's long-term debt measured at fair value as of December 31, 2025:

(dollars in thousands)	Level 1	Level 2	Level 3	Total
Long-term debt—AWR	—	$ 790,820	—	$ 790,820

(dollars in thousands)	Level 1	Level 2	Level 3	Total
Long-term debt—GSWC	—	$ 703,319	—	$ 703,319

Stock-Based Awards: AWR has issued stock-based awards to its employees under stock incentive plans. AWR has also issued stock-based awards to its Board of Directors under non-employee directors stock plans. Registrant applies the provisions in the accounting guidance for share-based payments in accounting for all of its stock-based awards. See Note 13 for further discussion.

New Accounting Guidance:

Adopted in 2025:

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures,* requiring public entities to provide more disclosures primarily related to the effective tax rate reconciliation and income taxes paid. Under this guidance, entities are required to disclose (i) certain categories in the effective tax rate reconciliation in both percentages and reporting currency, (ii) an explanation of individual reconciling items disclosed, and (iii) a qualitative description of the state and local jurisdictions that contribute to the majority of the state income tax expense. For each annual period presented, the new standard requires disclosure of the year-to-date amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign. The standard was effective for annual periods beginning January 1, 2025. The adoption of the new guidance further enhanced Registrant's income tax disclosures (Note 11).

Not Yet Adopted:

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses,* requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. The guidance will be effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. Registrant is currently evaluating the impact of adopting this standard.

Note 2 — Revenues

Most of Registrant's revenues are accounted for under the revenue recognition accounting standard, "*Revenue from Contracts with Customers - (Topic 606).*"

GSWC and BVES provide utility services to customers as specified by the CPUC. The transaction prices for water and electric revenues are based on tariff rates authorized by the CPUC, which include both quantity-based and flat-rate charges. Tariff revenues represent the adopted revenue requirement authorized by the CPUC intended to provide GSWC and BVES with an opportunity to recover its costs and earn a reasonable return on its net capital investment. The annual revenue requirements are comprised of supply costs, operation and maintenance costs, administrative and general costs, depreciation and taxes in amounts authorized by the CPUC, and a return on rate base consistent with the capital structure authorized by the CPUC.

Water and electric revenues are recognized over time as customers simultaneously receive and use the utility services provided. Water and electric revenues include amounts billed to customers on a cyclical basis, nearly all of which are based on meter readings for services provided. Customer bills also include surcharges for cost-recovery activities, which represent CPUC-authorized balancing and memorandum accounts that allow for the recovery of previously incurred operating costs. Revenues from these surcharges have no impact to earnings as they are offset by corresponding increases in operating expenses to reflect the recovery of the associated costs. Customer payment terms are approximately 20 business days from the billing date. Unbilled revenues are amounts estimated to be billed for usage since the last meter-reading date to the end of the accounting period. The most recent customer billed usage forms the basis for estimating unbilled revenue.

GSWC and BVES bill certain sales and use taxes levied by state or local governments to its customers. Included in these sales and use taxes are franchise fees, which are paid to various municipalities and counties (based on their ordinances) in order to use public rights of way for utility purposes. GSWC and BVES bill these franchise fees to its customers based on a CPUC-authorized rate for each ratemaking area as applicable. These franchise fees, which are required to be paid regardless of GSWC's or BVES's ability to collect them from its customers, are accounted for on a gross basis. Franchise fees billed to customers and recorded as operating revenue were approximately $5.9 million, $4.6 million and $4.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. When GSWC or BVES acts as an agent, where the tax is not required to be remitted if it is not collected from customers, the tax is accounted for on a net basis.

As authorized by the CPUC, GSWC and BVES record in revenues the difference between the adopted level of volumetric revenues as authorized by the CPUC for metered accounts (volumetric revenues) and the actual volumetric revenues recovered in customer rates. For GSWC, the difference was tracked under the Water Revenue Adjustment Mechanism ("WRAM") regulatory accounts from 2008 and through December 31, 2024. On January 30, 2025, the CPUC issued a final decision in connection with GSWC's general rate case ("GRC") that adopted a settlement agreement between GSWC and Cal Advocates and set new rates for 2025 – 2027, with rates retroactive to January 1, 2025. The final decision rejected GSWC's request for the continuation of the WRAM, and instead ordered GSWC to transition to a modified rate adjustment mechanism (a Monterey-style WRAM or "M-WRAM"). The M-WRAM tracks the difference between the revenue based on actual metered sales through a tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a standard quantity rate had been in effect. For BVES, the difference is tracked in the Base Revenue Requirement Balancing Account ("BRRBA") regulatory account. BRRBA is used interchangeably with Base Revenue Requirement Adjustment Mechanism ("BRRAM") in this Form 10-K. If this difference results in an under-collection of revenues, additional revenue is recorded only to the extent that the difference is expected to be collected within 24 months following the end of the year in which they are recorded in accordance with Accounting Standards Codification ("ASC") Topic 980, *Regulated Operations*.　%

ASUS's initial 50-year firm fixed-price contract and additional firm fixed-price contracts, together referred to as ("50-year contract") with the U.S. government are considered service concession arrangements under ASC 853 Service Concession Arrangements. ASUS's military base contracts consist primarily of 50-year contracts and one 15-year contract with the U.S. government. These contracts are subject to annual economic price adjustments and modifications for changes in circumstances, changes in laws and regulations, and additions to the contract value for new construction of facilities at the military bases. The services under these contracts are accounted for under Topic 606 Revenue from Contracts with Customers and the water and/or wastewater systems are not recorded as Property, Plant and Equipment on Registrant's balance sheet. For ASUS, performance obligations consist of (i) performing ongoing operation and maintenance of the water and/or wastewater systems and treatment plants for each military base served, and (ii) performing construction activities (including renewal and replacement capital work) on each military base served. The transaction price for each performance obligation is either delineated in, or initially derived from, the applicable 50-year contract and/or any subsequent contract modifications. Depending on the state in which operations are conducted, ASUS's subsidiaries are also subject to certain state non-income tax assessments, which are accounted for on a gross basis and have been immaterial to date.

The ongoing performance of operation and maintenance of the water and/or wastewater systems and treatment plants is viewed as a single performance obligation for each of the contract with the U.S. government. Registrant recognizes revenue for operations and maintenance fees monthly using the "right to invoice" practical expedient under ASC Topic 606. ASUS has a right to the consideration from the U.S. government in an amount that corresponds directly to the value for services provided to the U.S. government based on its subsidiaries' performance completed to-date. The contractual operations and maintenance fees are firm-fixed, and the level of effort or resources expended in the performance of the operations-and-maintenance-fees performance obligation is largely consistent over the contract term. Therefore, Registrant has determined that the monthly amounts invoiced for operations and maintenance performance are a fair reflection of the value transferred to the U.S. government. Invoices to the U.S. government for operations and maintenance service, as well as construction activities, are due upon receipt.

ASUS's construction activities consist of various projects to be performed. Each of these capital upgrade projects' transaction prices are delineated either in the 50-year contract or through a specific contract modification for each construction project, which includes the transaction price for that project, or through a task order under a task order agreement. For renewal and replacement projects, the initial transaction price is based on the individual scope of work in accordance with contractual unit prices within the 50-year contract. Each construction project is viewed as a separate, single performance obligation. Therefore, it is generally unnecessary to allocate a construction transaction price to more than one construction performance obligation. Revenues for construction activities are recognized over time, with progress toward completion measured based on the input method using costs incurred relative to the total estimated costs (cost-to-cost method). Due to the nature of these construction projects, Registrant has determined the cost-to-cost input measurement to be the best method to measure progress towards satisfying its construction contract performance obligations, as compared to using an output measurement such as units produced. Changes in job performance, job site conditions, change orders and/or estimated profitability may result in revisions to costs and income for ASUS, and are recognized in the period in which any such revisions are determined. Pre-contract costs for ASUS, which consist of design and engineering labor costs, are deferred if recovery is probable, and are expensed as incurred if recovery is not probable. Deferred pre-contract costs have been immaterial to date.

Contracted services revenues recognized during the years ended December 31, 2025, 2024 and 2023 from performance obligations satisfied in previous periods were not material.

Although GSWC and BVES have a diversified base of residential, commercial, industrial and other customers, revenues derived from residential and commercial customers account for nearly 90% of total water revenues, and 90% of total electric revenues. The vast majority of ASUS's revenues are from the U.S. government. For the years ended December 31, 2025, 2024, and 2023, disaggregated revenues from contracts with customers by segment are as follows:

(dollar in thousands)	For The Year Ended December 31, 2025	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
Water:			
Tariff-based revenues	$ 456,156	$ 405,756	$ 394,623
CPUC-approved surcharges (cost-recovery activities)	5,558	2,914	2,955
Other	2,667	2,646	2,753
Water revenues from contracts with customers	464,381	411,316	400,331
M-WRAM/WRAM under/(over)-collection (alternative revenue program)	(267)	6,094	33,142
Total water revenues **(1)**	464,114	417,410	433,473
Electric:			
Tariff-based revenues	51,063	50,628	40,130
CPUC-approved surcharges (cost-recovery activities)	4,012	173	567
Electric revenues from contracts with customers	55,075	50,801	40,697
BRRBA under/(over)-collection (alternative revenue program)	2,142	844	1,135
Total electric revenues **(2)**	57,217	51,645	41,832
Contracted services:			
Water	74,305	72,951	75,785
Wastewater	62,437	53,453	44,609
Contracted services revenues from contracts with customers	136,742	126,404	120,394
Total AWR revenues	$ 658,073	$ 595,459	$ 595,699

 (1) Water revenues for the year ended December 31, 2023 included approximately $32 million from the impact of retroactive revenues for the full year of 2022 as a result of the CPUC's approval of GSWC's general rate case in June 2023. Furthermore, the CPUC also issued a final decision in June 2023 on GSWC's cost of capital proceeding. As a result of the final cost of capital decision, for the year ended December 31, 2023, water revenues include $6.4 million from the reversal of revenues subject to refund due to a change in estimates from what had been recorded during 2022.

(2) Electric revenues for the year ended December 31, 2024 include $3.7 million from the retroactive impact of revenues for the full year of 2023, resulting from the CPUC's approval of BVES's general rate case (Note 3).

The opening and closing balances of the receivable from the U.S. government, contract assets and contract liabilities from contracts with customers, which related entirely to ASUS, are as follows:

(dollar in thousands)	December 31, 2025	December 31, 2024
Unbilled receivables	$ 5,048	$ 10,910
Receivable from the U.S. government	$ 74,060	$ 76,486
Contract assets	$ 31,507	$ 21,648
Contract liabilities	$ 11,735	$ 5,662

Unbilled receivables and receivable from the U.S. government represent receivables where the right to payment is conditional only by the passage of time.

Contract Assets - Contract assets are assets of ASUS and its subsidiaries and consist of unbilled revenues recognized from work-in-progress construction projects, where the right to payment is conditional on something other than the passage of time. The classification of this asset as current or noncurrent is based on the timing of when ASUS expects to bill these amounts.

Contract Liabilities - Contract liabilities are liabilities of ASUS and its subsidiaries and consist of billings in excess of revenue recognized. The classification of this liability as current or noncurrent is based on the timing of when ASUS expects to recognize revenue.   Revenues for the year ended December 31, 2025 included in contract liabilities at the beginning of the period was $4.4 million.

As of December 31, 2025, AWR's aggregate remaining performance obligations, which are entirely from the contracted services segment, were $4.2 billion. ASUS expects to recognize revenue on these remaining performance obligations over the remaining term of each of the contracts, with the remaining contract terms that range from 13 to 48 years. Each of the contracts with the U.S. government is subject to termination, in whole or in part, prior to the end of its contract term for the convenience of the U.S. government.

Note 3 — Regulatory Matters

In accordance with accounting principles for rate-regulated enterprises, GSWC and BVES record regulatory assets, which represent probable future recovery of costs from customers through the ratemaking process, and regulatory liabilities, which represent probable future refunds that are to be credited to customers through the ratemaking process. At December 31, 2025, GSWC and BVES had a combined $9.3 million of net regulatory assets on the balance sheets, which included $132.3 million of regulatory assets net of $123.0 million of regulatory liabilities. As authorized by the CPUC, the majority of the regulatory assets and liabilities accrue interest at the current 90-day commercial-paper rate. There are approximately $42.7 million of regulatory assets not accruing a carrying cost, which included $24.0 million related to flowed-through deferred income taxes, including the gross-up portion on the deferred tax resulting from the excess deferred income tax regulatory liability, and $15.5 million related to memorandum accounts authorized by the CPUC to track unrealized gains and losses on BVES's purchase power contracts over the term of the contracts. The remaining $3.2 million relates to other regulatory assets that do not provide for a carrying cost. Furthermore, there are $119.5 million of regulatory liabilities not incurring interest that consisted of $67.0 million related to excess deferred income taxes arising from the lower federal income tax rate under the Tax Cuts and Jobs Act enacted in December 2017 that are being refunded to customers, and $41.5 million related to the net over funded position in Registrant's pension and other retirement obligations (not including the two-way pension balancing accounts, which accrues interest). The remaining $11.0 million relates to the PFAS contamination litigation proceeds memorandum account that also does not accrue interest.

Regulatory assets represent costs incurred by GSWC and/or BVES for which they have received or expect to receive rate recovery in the future. In determining the probability of costs being recognized in other periods, GSWC and BVES consider regulatory rules and decisions, past practices, and other facts or circumstances that would indicate if recovery is probable. If the CPUC determines that a portion of either GSWC's or BVES's assets are not recoverable in customer rates, the applicable utility must determine if it has suffered an asset impairment that requires it to write down the asset's value. Regulatory assets are offset against regulatory liabilities within each ratemaking area. Amounts expected to be collected or refunded in the next twelve months have been classified as current assets and current liabilities by ratemaking area.

Regulatory assets, less regulatory liabilities, included in the consolidated balance sheets are as follows:

	December 31,	
(dollars in thousands)	2025	2024
GSWC		
2022/2023 general rate case memorandum accounts (unbilled revenue)	$ 22,107	$ 37,711
Water revenue adjustment mechanism, net of the modified cost balancing account	8,407	29,738
Asset retirement obligations (Note 1)	8,071	7,501
Flowed-through deferred income taxes, net (Note 11)	20,932	12,506
Low income rate assistance balancing accounts	10,582	8,834
Other regulatory assets	11,927	11,352
Excess deferred income taxes (Note 11)	(63,223)	(63,682)
Pensions and other post-retirement obligations (Note 12)	(43,479)	(25,179)
Per-and Polyfluoroalkyl Substances ("PFAS") Contamination Litigation Proceeds Memorandum Account	(10,987)	—
Other regulatory liabilities	(1,331)	(608)
Total GSWC	$ (36,994)	$ 18,173
BVES		
2023/2024 general rate case memorandum accounts (unbilled revenue)	8,221	9,777
Derivative instrument memorandum account (Note 5)	15,503	8,823
Wildfire mitigation and other fire prevention related costs memorandum accounts	11,336	14,681
Electric supply cost adjustment mechanism	4,182	392
Other regulatory assets	11,031	8,461
Other regulatory liabilities	(4,015)	(5,628)
Total BVES	$ 46,258	$ 36,506
Total AWR	$ 9,264	$ 54,679

Water General Rate Case and the 2022/2023 General Rate Case Memorandum Accounts:

In June 2023, the CPUC adopted a final decision in GSWC's general rate case application for all its water regions and its general office that determined new water rates for the years 2022–2024, retroactive to January 1, 2022. GSWC filed for the implementation of new 2023 rate increases that went into effect on July 31, 2023. Due to the delay in finalizing the water general rate case, water revenues billed to customers for the year ended December 31, 2022 and for the period from January 1, 2023 to July 30, 2023 were based on 2021 adopted rates. GSWC was authorized to create general rate case memorandum accounts to track the revenue differences between the 2021 adopted rates and the 2022 and 2023 rates authorized by the CPUC for future recovery. In October 2023, surcharges were implemented to recover the cumulative retroactive rate differences over 36 months. As of December 31, 2025, there is an aggregate cumulative amount of $22.1 million under-collection in the general rate case memorandum accounts that GSWC recorded as regulatory assets for retroactive water revenues.

Alternative-Revenue Programs:

Since 2008 and through December 31, 2024, GSWC recorded the difference between what it bills its water customers and that which is authorized by the CPUC using the WRAM and the Modified Cost Balancing Account ("MCBA") approved by the CPUC. The over- or under-collection of the WRAM is aggregated with the MCBA over- or under-collection for the corresponding ratemaking area and bears interest at the current 90-day commercial paper rate. As of December 31, 2025, GSWC had an aggregated regulatory asset of $8.4 million, which is comprised of a $7.7 million under-collection in the WRAM accounts and a $0.7 million under-collection in the MCBA accounts, both related to pre-2025 revenue and supply cost activity. The surcharges for all pre-2025 WRAM/MCBA balances were implemented on May 1, 2025, with the majority of the balances to be recovered within 18 months.

The CPUC's final decision in GSWC's most recent GRC setting rates for the years 2025 - 2027 rejected GSWC's request for the continuation of the WRAM and MCBA, and instead ordered GSWC to transition to the M-WRAM and an incremental cost balancing account ("ICBA") for supply costs. The new M-WRAM tracks the difference between the revenue based on actual metered sales through a tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a standard quantity rate had been in effect. The new ICBA for supply costs tracks differences between the CPUC-authorized per-unit prices of water production costs and actual per-unit prices of water production costs. Both the M-WRAM and the ICBA were effective January 1, 2025. During 2025, the balances recorded in the new M-WRAM and ICBA were not significant consisting of an over-collection of $0.3 million and an under-collection of $0.1 million, respectively.

PFAS Contamination Litigation Proceeds Memorandum Account:

GSWC has been a plaintiff in class action lawsuits related to PFAS contamination affecting public water systems. Pursuant to a class settlement agreement, during the second quarter of 2025, GSWC was notified that it will receive from 3M Company approximately $19 million, net of legal fees. In June 2025, 3M Company paid a portion of this amount into a qualified settlement fund totaling approximately $12.5 million administered by a custodian for the benefit of GSWC. The class settlement agreement among 3M Company and the class of eligible public water systems was entered into on June 22, 2023 and resolved any claims for PFAS contamination with 3M Company. The class settlement agreement between the parties was approved by an order issued by the Federal District Court of South Carolina on March 29, 2024. GSWC received the first payment of $3.8 million in August, and the remainder of the $12.5 million in October 2025. GSWC expects to be paid the remaining settlement payments of approximately $6.5 million during 2026 – 2033. In addition to the class settlement with 3M Company, in December 2025, GSWC received a settlement payment of $2.2 million, net of legal and other costs, from DuPont pursuant to a class settlement agreement.

Settlement proceeds received by GSWC may be used for future capital investments or operations and maintenance expenses related to PFAS water contamination to its water systems or any PFAS related litigation against its water systems, which benefit GSWC's customers. The CPUC has authorized GSWC to track in a memorandum account the settlement payments received by GSWC from lawsuits related to PFAS contamination in its water systems, which include the proceeds received for participation in class action lawsuits. The amounts in the memorandum account have been recorded as a regulatory liability that is being used to offset the incremental investments in replacement and treatment of property, as well as operations and maintenance expenses and other direct expenses related to PFAS contamination. As of December 31, 2025, GSWC has a $11.0 million regulatory liability related to the PFAS contamination litigation proceeds memorandum account.

GSWC continues to monitor contaminant levels for PFAS compounds in accordance with final U.S. EPA regulations. Proceeds received from the defendants will not be sufficient to pay for all PFAS-related liabilities that will ultimately be incurred by GSWC, whether related to capital investments, operation and maintenance expenses, or litigation brought against GSWC. However, the CPUC has also authorized GSWC to track incremental expenses, including laboratory testing and monitoring costs, customer and public notification costs and chemical and operating treatment costs, incurred as a result of PFAS contamination in a separate memorandum account to be filed with the CPUC for future recovery.

Pensions and Other Post-retirement Obligations:

Net regulatory liabilities have been recorded at December 31, 2025 and 2024, respectively, for costs that would otherwise be charged to "other comprehensive income" within shareholders' equity for the funded status of Registrant's pension and other post-retirement benefit plans because the cost of these plans have historically been recovered through rates. As discussed in Note 12, as of December 31, 2025, Registrant's net overfunded positions for these plans have been recorded as regulatory liabilities and total $41.5 million.

In addition, the CPUC has authorized GSWC and BVES to each use two-way balancing accounts to track differences between the forecasted annual pension expenses adopted in their respective customer rates and the actual annual expense to be recorded in accordance with the accounting guidance for pension costs. The two-way balancing accounts bear interest at the current 90-day commercial paper rate. As of December 31, 2025, GSWC has a $2.1 million over-collection related to the general office and water regions, and BVES has an insignificant balance in its two-way balancing account.

Low Income Balancing Accounts:

This regulatory asset reflects the net balance of the incremental administration costs, not already reflected in authorized rates, the customers' discounts issued and the revenues generated by the low-income surcharges for the Customer Assistance Program in GSWC's water regions and the California Alternate Rates for Energy program for BVES. These low-income programs, which are mandated by the CPUC, currently provide a flat discount based on 20% of a typical customer bill for qualified low-income water customers and a 20% discount for qualified low-income electric customers. The low-income balancing accounts accrue interest at the prevailing 90-day commercial paper rate. As of December 31, 2025, there is an aggregate $10.6 million under-collection in the low-income balancing accounts. Surcharges have been implemented to recover the costs included in these balancing accounts.

BVES Regulatory Assets:

General Rate Case Memorandum Account

On January 16, 2025, the CPUC adopted a final decision that, among other things, set the new rates for the years 2023 through 2026 and adopted a settlement agreement in its entirety. BVES was authorized by the CPUC to establish a general rate case memorandum account that made the new rates retroactive to January 1, 2023 with new 2025 rates implemented effective March 1, 2025. Because of the delay in finalizing the electric general rate case, billed electric revenues for the full years of 2023 and 2024 and through February 2025, were based on 2022 adopted rates. The general rate case memorandum account tracks the revenue differences between the 2022 adopted rates and the 2023 and 2024 rates authorized by the CPUC for future recovery. On February 28, 2025, BVES filed an advice letter to recover the cumulative retroactive amounts related to 2023 and 2024 through a surcharge to be collected over a 36-month period. The surcharge was implemented and made effective on April 1, 2025. Furthermore, the impact of the new rates related to the months of January and February 2025 have been added to the BRRBA for future recovery. As of December 31, 2025, the aggregate cumulative under-collection in retroactive revenues related to the full year of 2023 and 2024 amounted to $8.2 million.

Wildfire Mitigation and Other Fire Prevention Related Costs Balancing and Memorandum Accounts

Among other things, the settlement agreement adopted in the final decision also approved for recovery the requested capital expenditures and other incremental operating costs already incurred prior to 2023 in connection with BVES's wildfire mitigation plans ("WMP"s) that were not included in customer rates prior to receiving a final CPUC decision on its latest general rate case. The decision approved BVES's recovery of incremental vegetation management costs and other wildfire mitigation and prevention costs incurred prior to 2023 that were being tracked in memorandum accounts for future recovery and were recorded as regulatory assets. In addition, the decision authorized BVES to track and recover through a memorandum account, incremental vegetation management costs during the current rate cycle up to a certain amount. BVES filed advice letters to recover all pre-2023 costs included in these memorandum accounts that are being recovered over a period of 24 to 36 months through surcharges implemented on March 1, 2025 and April 1, 2025. The incremental vegetation management costs incurred after 2022 will also be incorporated as part of the BRRBA for future cost recovery up to an amount authorized by the CPUC. As of December 31, 2025, BVES had a total of approximately $11.3 million in regulatory assets related to these memorandum accounts.

Furthermore, California legislation enacted in September 2018 requires all investor-owned electric utilities to have a wildfire mitigation plan approved by the Office of Energy Infrastructure Safety ("OEIS") and ratified by the CPUC. The WMP must include a utility's plans on constructing, maintaining, and operating its electrical lines and equipment to minimize the risk of catastrophic wildfire. On November 4, 2025, OEIS issued its decision approving BVES's 2026-2028 WMP.

Electric Supply Cost Adjustment Mechanism

Under the current electric supply cost adjustment mechanism approved by the CPUC, BVES tracks the difference between its adopted supply costs included in rates and actual supply costs, which consist largely of purchased power for resale under the existing long-term fixed price purchase power agreements. The under-collections included in the electric supply cost balancing account are being recovered through surcharges. Annually, BVES files an advice letter with the CPUC to revise the surcharge that incorporates the under-collected balances through the previous calendar year end and to determine if the balance meets the minimum balance filing threshold. During 2025, BVES recorded an additional under-collection of $5.0 million in the electric supply cost balancing account. In May 2025, BVES filed an advice letter to implement a revised surcharge to recover the cumulative balance as of April 30, 2025. The new surcharge was effective July 2025. BVES intends to file the balance in the account for recovery once the current surcharge expires.

Other Regulatory Assets:

Other regulatory assets represent costs incurred by GSWC or BVES for which they have received or expect to receive rate recovery in the future. Registrant believes that these regulatory assets are supported by regulatory rules and decisions, past practices, and other facts or circumstances that indicate recovery is probable. If the CPUC determines that a portion of either GSWC's or BVES's assets are not recoverable in customer rates, the applicable entity must determine if it has suffered an asset impairment that requires it to write down the regulatory asset to the amount that is probable of recovery.

Note 4 — Utility Plant and Intangible Assets

The following table shows Registrant's utility plant (regulated utility plant and non-regulated utility property) by major asset class:

(dollars in thousands)	AWR December 31,		GSWC December 31,	
	2025	2024	2025	2024
Water				
Land	$ 18,239	$ 18,240	$ 18,239	$ 18,240
Intangible assets	31,482	31,004	31,482	31,004
Source of water supply	124,886	115,247	124,886	115,247
Pumping	277,265	253,150	277,265	253,150
Water treatment	121,213	114,784	121,213	114,784
Transmission and distribution	1,726,411	1,589,763	1,726,411	1,589,763
Other	165,215	149,580	114,818	105,123
	2,464,711	2,271,768	2,414,314	2,227,311
Electric				
Transmission and distribution	199,148	141,634	—	—
Generation	12,583	12,583	—	—
Other (1)	18,061	16,910	—	—
	229,792	171,127	—	—
Less — accumulated depreciation	(653,667)	(648,199)	(564,529)	(561,256)
Construction work in progress	255,483	304,929	233,899	245,314
Net utility plant	$ 2,296,319	$ 2,099,625	$ 2,083,684	$ 1,911,369

(1) Includes intangible assets of $1.2 million for the years ended December 31, 2025 and 2024 for studies performed.

As of December 31, 2025 and 2024, intangible assets consist of the following:

(dollars in thousands)	Weighted Average Amortization Period	AWR December 31, 2025	AWR December 31, 2024	GSWC December 31, 2025	GSWC December 31, 2024
Intangible assets:					
Conservation programs	10 years	$ 9,486	$ 9,486	$ 9,486	$ 9,486
Water and service rights **(2)**	30 years	8,695	8,695	8,124	8,124
Water planning studies	10 years	14,758	14,250	13,520	13,012
Total intangible assets		32,939	32,431	31,130	30,622
Less — accumulated amortization		(29,813)	(28,332)	(28,481)	(27,145)
Intangible assets, net of amortization		$ 3,126	$ 4,099	$ 2,649	$ 3,477
Intangible assets not subject to amortization **(3)**		$ 383	$ 383	$ 382	$ 382

(2) Includes intangible assets of $0.6 million for contracted services included in "Other Property and Investments" on the consolidated balance sheets as of December 31, 2025 and 2024.

(3) The intangible assets not subject to amortization primarily consist of organization and consent fees.

For the years ended December 31, 2025, 2024 and 2023, amortization of intangible assets was $1.5 million, $1.0 million and $1.1 million, respectively, for both AWR and GSWC.

Estimated future consolidated amortization expense related to intangible assets are as follows (in thousands):

	Amortization Expense
2026	$ 1,469
2027	1,325
2028	12
2029	12
2030	12
Total	$ 2,830

Asset Retirement Obligations:

The following is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations, which are included in "Other Credits" on the balance sheets as of December 31, 2025 and 2024:

(dollars in thousands)	GSWC
Obligation at December 31, 2023	$ 10,509
Additional liabilities incurred	148
Liabilities settled	(328)
Accretion	426
Obligation at December 31, 2024	$ 10,755
Additional liabilities incurred	270
Liabilities settled	(73)
Accretion	445
Obligation at December 31, 2025	$ 11,397

Note 5 — Derivative Instruments

In May 2025, the CPUC approved a new power purchase contract between BVES and a third party. The new contract provides for the purchase of electricity during a delivery period from June 1, 2025 through December 31, 2028 and is subject to the accounting guidance for derivatives and requires mark-to-market accounting. In addition, BVES continues to procure renewable portfolio standard eligible energy and renewable energy credits as a bundled product through a contract that delivers through December 31, 2035. Under this contract, there is an embedded derivative that also requires mark-to-market accounting.

The CPUC authorized the use of a regulatory asset and liability memorandum account to offset the mark-to-market entries required by the accounting guidance. Accordingly, all unrealized gains and losses generated from derivative instruments in purchase power contracts are deferred on a monthly basis into a non-interest-bearing regulatory memorandum account that tracks the changes in fair value of the derivative throughout the terms of the contracts. As a result, these unrealized gains and losses do not impact Registrant's earnings. As of December 31, 2025, the fair value of the derivative liability was $15.5 million for the purchase power contract, with a corresponding regulatory asset recorded in the derivative instrument memorandum account as a result of overall fixed prices under BVES's purchase power contract being higher than future energy prices. The notional volume of obligations remaining under the long-term contract as of December 31, 2025 was 803,528 megawatt hours.

Registrant's valuation model utilizes various inputs that include quoted market prices for energy over the duration of the contracts. The market prices used to determine the fair value for these derivative instruments were estimated based on independent sources such as broker quotes and publications that are not observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized as Level 3 as described in Note 1. Accordingly, the valuation of the derivatives on Registrant's purchase power contracts have been classified as Level 3 for all periods presented.

The change in fair value was due to the change in market energy prices for the years 2025 and 2024. The following table presents changes in the fair value of the Level 3 derivatives for the years 2025 and 2024:

(dollars in thousands)	2025	2024
Fair value at beginning of the period	$ (8,823)	$ (2,360)
Unrealized (losses) gains on purchase power contracts	(6,680)	(6,463)
Fair value at end of the period	$ (15,503)	$ (8,823)

Note 6 — Military Base Operations

ASUS's subsidiaries have entered into service contracts with the U.S. government to operate and maintain, as well as perform construction activities to renew and replace, the water and/or wastewater systems at a military base or bases. The amounts charged for these services are primarily based upon the terms of the initial 50-year contract between ASUS's subsidiaries and the U.S. government. Under the terms of each of these agreements, ASUS's subsidiaries agree to operate and maintain the water and/or wastewater systems for: (i) a monthly net fixed-price for operation and maintenance, and (ii) an amount to cover renewal and replacement capital work. In addition, these contracts may also include firm fixed-priced initial capital upgrade projects to upgrade the existing infrastructure. Contract modifications are also issued for other necessary capital upgrades to the existing infrastructure approved by the U.S. government. ASUS through its subsidiaries may also from time to time perform construction services on military bases as a subcontractor or pursuant to task orders or fixed-price task order agreements. The contract serving Joint Base Cape Cod is currently the only task order agreement with the U.S. government. This task order agreement has a term of 15 years.

Under the terms of each of these contracts, prices are subject to an economic price adjustment ("EPA") provision, on an annual basis. Prices may also be equitably adjusted for changes in law and other circumstances. ASUS's subsidiaries are permitted to file, and has filed, requests for equitable adjustment. Each of the contracts may be subject to termination, in whole or in part, prior to the end of the initial term for convenience of the U.S. government or as a result of default or nonperformance by an ASUS subsidiary.

ASUS has experienced delays in receiving EPAs as provided for under its 50-year contracts. Because of the delays, EPAs, when finally approved, are retroactive. During 2025, the U.S. government approved EPAs at all of the bases served with the exception of one contract that was delayed due to timing of government fiscal year-end and government shutdown. ASUS expects the outstanding filing to be finalized during the first quarter of 2026 with an immaterial amount of retroactive fees. In some cases, these EPAs included retroactive operation and maintenance management fees for prior periods. For the years ended December 31, 2025, 2024 and 2023, retroactive operation and maintenance management fees related to prior periods were immaterial.

Note 7 — Earnings Per Share and Capital Stock

In accordance with the accounting guidance for participating securities and earnings per share ("EPS"), Registrant uses the "two-class" method of computing EPS. The "two-class" method is an earnings allocation formula that determines EPS for each class of common stock and participating security. AWR has participating securities related to restricted stock units that earn dividend equivalents on an equal basis with AWR's Common Shares, and that have been issued under AWR's stock incentive plans for employees and non-employee directors stock plans. In applying the "two-class" method, undistributed earnings are allocated to both Common Shares and participating securities.

The following is a reconciliation of Registrant's net income and weighted average Common Shares outstanding used to calculate basic EPS:

Basic:		For The Years Ended December 31,				
(in thousands, except per share amounts)		**2025**		**2024**		**2023**
Net income	$	130,442	$	119,268	$	124,921
Less: impact from participating securities		455		419		372
Total income available to common shareholders	$	129,987	$	118,849	$	124,549
Weighted average Common Shares outstanding, basic		38,550		37,464		36,976
Basic earnings per Common Share	$	3.37	$	3.17	$	3.37

Diluted EPS is based upon the weighted average number of Common Shares, including both outstanding shares and shares potentially issuable in connection with restricted stock units granted under AWR's stock incentive plans for employees and directors, and net income.

The following is a reconciliation of Registrant's net income and weighted average Common Shares outstanding used to calculate diluted EPS:

Diluted:		For The Years Ended December 31,				
(in thousands, except per share amounts)		**2025**		**2024**		**2023**
Common shareholders earnings, basic	$	129,987	$	118,849	$	124,549
Undistributed earnings for dilutive stock options and restricted stock units		194		183		189
Total common shareholders earnings, diluted	$	130,181	$	119,032	$	124,738
Weighted average Common Shares outstanding, basic		38,550		37,464		36,976
Stock-based compensation (1)		123		119		101
Weighted average Common Shares outstanding, diluted		38,673		37,583		37,077
Diluted earnings per Common Share	$	3.37	$	3.17	$	3.36

(1) In applying the treasury stock method of reflecting the dilutive effect of outstanding stock-based compensation in the calculation of diluted EPS, 145,015, 144,799 and 115,684 restricted stock units, including performance awards to officers of AWR, at December 31, 2025, 2024 and 2023, respectively, were deemed to be outstanding in accordance with accounting guidance on earnings per share.

On February 27, 2024, AWR entered into an Equity Distribution Agreement with third-party sales agents, under which AWR, may offer and sell its Common Shares, from time to time at its sole discretion, through an at-the-market ("ATM") offering program having an aggregate gross offering price of up to $200 million over a three-year period and pursuant to AWR's effective shelf registration statement on Form S-3. AWR intends to use the net proceeds from these sales, after deducting commissions on such sales and offering expenses, for general corporate purposes, including, but not limited to, repayment of debt and equity contributions to its subsidiaries. During 2025 and 2024, AWR sold 903,769 and 1,145,219 Common Shares, respectively, through its ATM offering program and raised proceeds of $67.3 million, net of approximately $1.0 million in commissions paid and $89.5 million, net of $1.4 million in commissions paid, respectively, under the terms of the Equity Distribution Agreement. AWR also incurred $0.4 million and $0.8 million of other expenses during the twelve months ended December 31, 2025 and 2024, respectively, which was primarily legal and other costs to support this ATM offering program. As of December 31, 2025, approximately $40.7 million remained available for sale under the ATM offering program.

During the years ended December 31, 2025, 2024 and 2023, AWR issued Common Shares totaling 27,674, 25,196 and 18,371, respectively, under AWR's employee stock incentive plans and the non-employee directors' plans. During 2025, 2024 and 2023, there were no cash proceeds received by AWR as a result of the exercise of stock options. AWR has not issued any Common Shares during 2025, 2024 and 2023 under AWR's Common Share Purchase and Dividend Reinvestment Plan ("DRP") and the 401(k) Plan. Shares reserved for the 401(k) Plan are in relation to AWR's matching contributions and investment by participants. As of December 31, 2025, there were 1,055,948 and 387,300 Common Shares authorized for issuance directly by AWR but unissued under the DRP and the 401(k) Plan, respectively.

AWR is also authorized to issue 150,000 shares of preferred stock at no par value. As of December 31, 2025, there were no shares of preferred stock issued or outstanding.

During 2025, 2024 and 2023, GSWC issued 4.6250, 2.7586 and one common shares to AWR for total proceeds of approximately $62.0 million, $40.0 million and $10.0 million, respectively. Proceeds from the stock issuances were used to pay down outstanding borrowings under its revolving credit facility and to fund its operations and capital expenditures.

During the years ended December 31, 2025, 2024 and 2023, AWR and GSWC made payments to taxing authorities on employees' behalf for shares withheld related to net share settlements. These payments are included in the stock-based compensation caption of the statements of equity. GSWC's outstanding common shares are owned entirely by its parent, AWR. To the extent GSWC does not reimburse AWR for stock-based compensation awarded under various stock compensation plans, such amounts increase the value of GSWC's common shareholder's equity.

Note 8 — Dividend Limitations

GSWC is prohibited from paying dividends if, after giving effect to the dividend, its total indebtedness to capitalization ratio (as defined) would be more than 0.6667-to-1. Dividends in the amounts of $37.5 million, $35.1 million and $55.4 million were paid to AWR by GSWC during the years 2025, 2024 and 2023, respectively.

The ability of AWR, GSWC, BVES and ASUS to pay dividends is also restricted by California law. Under California law, AWR, GSWC, BVES and ASUS are each permitted to distribute dividends to its shareholders so long as the Board of Directors determines, in good faith, that either: (i) the value of the corporation's assets equals or exceeds the sum of its total liabilities immediately after the dividend, or (ii) its retained earnings equals or exceeds the amount of the distribution. Under the least restrictive of the California tests, approximately $1,045.6 million was available to pay dividends to AWR's shareholders at December 31, 2025. Approximately $933.7 million was available for GSWC to pay dividends to AWR at December 31, 2025.

Note 9 — Bank Debts

Registrant's bank debts consist of outstanding borrowings made under three separate credit facilities at AWR (parent), GSWC and BVES.

AWR (parent) and GSWC Credit Facilities:

In June 2023, AWR and GSWC each entered into credit agreements with terms of five years provided by a syndicate of banks and financial institutions. Both credit agreements were amended on May 6, 2025 and are now scheduled to mature in June 2029. In addition, as part of its amendment, AWR expanded its credit facility borrowing capacity from $165.0 million to $195.0 million through an existing bank from the original syndicate group and the addition of a new bank to the existing syndicate group participating in AWR's credit facility. AWR's credit facility is primarily used to provide support to AWR (parent) and ASUS. As of December 31, 2025, under AWR's credit agreement, the borrowing capacity may be expanded up to an additional $30.0 million, subject to the lenders' approval. Furthermore, the aggregate amount that may be outstanding under letters of credit for AWR is $10.0 million. Loans may be obtained under the credit facilities at the option of AWR and bear interest at rates based on either a base rate plus an applicable margin or an adjusted term secured overnight financing rate ("SOFR") determined by the SOFR administrator, the Federal Reserve Bank of New York, plus an applicable margin. The applicable margin depends upon AWR's credit ratings. As of December 31, 2025, AWR's outstanding borrowings under its credit facility of $124.0 million have been classified as non-current liabilities on AWR's Consolidated Balance Sheet.

AWR's credit agreement contains affirmative and negative covenants and events of default customary for credit facilities of this type, including, among other things, affirmative covenants relating to compliance with law and material contracts, and negative covenants relating to additional indebtedness, liens, investments, restricted payments and asset sales by AWR and its subsidiaries, other than BVES. AWR is not permitted to have a consolidated total capitalization ratio (as defined in the credit agreement), excluding BVES, greater than 0.65 to 1.00 at the end of any quarter. Default under any indebtedness of any subsidiary of AWR, other than BVES, will result in a default under AWR's credit agreement. As of December 31, 2025, AWR had a capitalization ratio of 0.48 to 1.00 and was in compliance with its covenant requirements.

GSWC's credit agreement provides for a $200.0 million unsecured revolving credit facility to support its operations and capital expenditures. Under GSWC's credit agreement, the borrowing capacity may be expanded up to an additional $75.0 million, subject to the lenders' approval. The aggregate amount that may be outstanding under letters of credit is $20.0 million. Loans may be obtained under this credit facility at the option of GSWC and bear interest at rates based on either a base rate plus an applicable margin or an adjusted term SOFR determined by the SOFR administrator plus an applicable margin. The applicable margin depends upon GSWC's credit rating.

GSWC's credit facility is considered a short-term debt arrangement by the CPUC. GSWC has been authorized by the CPUC to borrow under the credit facility for a term of up to 24 months. Borrowings under this credit facility are, therefore, required to be fully paid off within a 24-month period. The next pay-off period ends in December 2027. Accordingly, as of December 31, 2025, GSWC's outstanding borrowings under its credit facility of $13.0 million have been classified as non-current liabilities on AWR's Consolidated Balance Sheet and GSWC's Balance Sheet. Similar to AWR's credit agreement, GSWC's credit agreement also contains affirmative and negative covenants and events of default customary for credit facilities of its type. GSWC is also not permitted to have a total capitalization ratio greater than 0.65 to 1.00 at the end of any quarter. Default under any indebtedness of any subsidiary of AWR will not result in a default under GSWC's credit agreement. As of December 31, 2025, GSWC was in compliance with these requirements, with total funded debt ratio of 0.44 to 1.00.

BVES Credit Facility:

BVES has a separate revolving credit facility without a parent guaranty that supports its electric operations and capital expenditures, and which provides a borrowing capacity, as amended, of $65.0 million and expires on December 19, 2028. Under BVES's amended credit agreement, executed on December 19, 2025, BVES extended the term of its credit facility to 2028 and also expanded the borrowing capacity of up to an additional $25.0 million, subject to lender's approval. BVES's revolving credit facility is considered a short-term debt arrangement by the CPUC. Therefore, pursuant to the CPUC's requirements, borrowings under this credit facility are required to be fully paid off within a 24 month period, after which, BVES may borrow under the credit facility again. BVES's next pay-off period ends in June 2027. As of December 31, 2025, the outstanding balance under BVES's credit facility of $4.0 million has been classified as non-current liabilities in AWR's Consolidated Balance Sheet.

Under the terms of its amended credit agreement, BVES must maintain a minimum interest coverage ratio of 3.0 times its interest expense. BVES is also required to maintain a maximum consolidated total debt to consolidated total capitalization ratio of 0.65 to 1.00. As of December 31, 2025, BVES was in compliance with these requirements, with an actual interest coverage ratio of 4.71 times interest expense and a total funded debt ratio of 0.43 to 1.00. In addition, BVES is required to have a current safety certification issued by the CPUC, which it currently has.

Registrant's borrowing activities (excluding letters of credit) for the years ended December 31, 2025 and 2024 were as follows:

	December 31,	
	---	---
(in thousands, except percent)	2025	2024
Balance Outstanding at December 31,	$ 141,000	$ 289,000
Interest Rate at December 31,	4.74% ~ 5.33%	5.33% ~ 5.94%
Average Amount Outstanding	$ 186,852	$ 315,811
Weighted Average Annual Interest Rate	5.35 %	6.29 %
Maximum Amount Outstanding	$ 295,000	$ 372,500

Note 10 — Long-Term Debt

Registrant's long-term debt consists of notes and debentures of GSWC and BVES. Registrant summarizes its long-term debt in the Statements of Capitalization. GSWC and BVES do not currently have any secured debt.

On March 13, 2025, the CPUC issued a final decision in GSWC's financing application, which approves, among other items, GSWC's request to issue up to $750.0 million of new long-term debt and equity securities. Following approval of the new financing application, on May 29, 2025, GSWC completed the issuance of $100.0 million of unsecured private-placement notes consisting of: $75.0 million aggregated principal Series A Senior Notes at a coupon rate of 5.30% due May 29, 2032 and $25.0 million aggregated principal Series B Senior Notes at a coupon rate of 5.65% due May 29, 2037. GSWC used the proceeds from this debt issuance and the proceeds of the previously mentioned equity issuance (Note 7) to pay down all outstanding borrowings under its revolving credit facility. Interest payments on the new notes are due semiannually on May 29 and November 29 each year, commencing November 29, 2025. The private placement notes rank equally with GSWC's other unsecured and unsubordinated debt. GSWC may, at its option, redeem all or portions of the private placement notes at any time upon written notice, subject to payment of a make-whole premium.

On June 5, 2024, GSWC completed the issuance of $65.0 million in unsecured private placement notes with a coupon rate of 5.50%, maturing on June 5, 2027. GSWC used the proceeds from the private placement notes to pay down outstanding borrowings under its revolving credit facility and to fund operations and capital expenditures. Interest payments are due semiannually on June 5 and December 5 each year, commencing December 5, 2024.

Pursuant to the terms of each of these and other outstanding notes, GSWC must maintain a total indebtedness to capitalization ratio (as defined) of less than 0.6667-to-1 and a total indebtedness to earnings before income taxes, depreciation and amortization ("EBITDA") of less than 8-to-1. As of December 31, 2025, GSWC had a total indebtedness to capitalization ratio of 0.4352-to-1 and a total indebtedness to EBITDA of 3.4-to-1.

On February 12, 2025, BVES completed the issuance of $50.0 million in unsecured private-placement notes with a coupon rate of 6.12% maturing on February 12, 2030. BVES used the proceeds from the notes to pay down all amounts under its revolving credit facility outstanding at the time of issuing the notes. Interest on these notes is payable semiannually, and the covenant requirements under these notes are similar to the terms of BVES's other private placement notes issued in 2022, as well as its revolving credit facility agreement (Note 9).

Registrant's annual maturities of all long-term debt at December 31, 2025 are as follows (in thousands):

2026	$	8,209
2027		65,502
2028		55,520
2029		55,533
2030		155,547
Thereafter		453,999
Total	$	794,310

Note 11 — Taxes on Income

Registrant records deferred income taxes for temporary differences pursuant to the accounting guidance that addresses items recognized for income tax purposes in different periods than when they are reported in the financial statements. These items include differences in net asset basis (primarily related to differences in depreciation lives and methods, and differences in capitalization methods) and the treatment of certain regulatory balancing accounts, and construction contributions and advances. The accounting guidance for income taxes requires that rate-regulated enterprises record deferred income taxes and offsetting regulatory liabilities and assets for temporary differences where the rate regulator has prescribed flow-through treatment for rate-making purposes (Note 3). Deferred investment tax credits ("ITC") are amortized ratably to deferred tax expense over the remaining lives of the property that gave rise to the credits.

GSWC is included in both AWR's consolidated federal income tax and its combined California state franchise tax returns. The impact of California's unitary apportionment on the amount of AWR's California income tax liability is a function of both the profitability of AWR's non-California activities and the proportion of AWR's California sales to its total sales. GSWC's income tax expense is computed as if GSWC is autonomous and separately files its income tax returns, which is consistent with the method adopted by the CPUC in setting GSWC's customer rates.

On July 4, 2025, the One Big Beautiful Bill Act (the "Act") was signed into federal law. Among other things, the Act extends or makes permanent several of the tax law changes enacted as part of the Tax Cuts and Jobs Act of 2017, and impacts the future of renewable energy tax credits enacted by the Inflation Reduction Act of 2022. The Act leaves the U.S. corporate tax rate unchanged at 21%. Registrant continues to evaluate the provisions of the new tax law and the potential impact, if any, on its consolidated financial statements as the U.S. Treasury and the IRS issue further guidance. Registrant does not expect the Act to have a material impact on its financial position, results of operations and/or cash flows.

The significant components of the deferred tax assets and liabilities as reflected in the balance sheets at December 31, 2025 and 2024 are:

| | AWR | | GSWC | |
| | December 31, | | December 31, | |
(dollars in thousands)	2025	2024	2025	2024
Deferred tax assets:				
Regulatory-liability-related (1)	$ 28,871	$ 28,851	$ 27,247	$ 27,171
Contributions and advances	7,389	6,768	7,546	7,103
Other	8,077	5,801	7,550	5,632
Total deferred tax assets	$ 44,337	$ 41,420	$ 42,343	$ 39,906
Deferred tax liabilities:				
Fixed assets	$ (176,142)	$ (169,666)	$ (166,841)	$ (162,366)
Regulatory-asset-related: depreciation and other	(52,909)	(43,149)	(48,136)	(39,635)
Balancing and memorandum accounts (non-flowed-through)	(9,407)	(8,778)	(4,657)	(4,315)
Total deferred tax liabilities	(238,458)	(221,593)	(219,634)	(206,316)
Accumulated deferred income taxes, net	$ (194,121)	$ (180,173)	$ (177,291)	$ (166,410)

(1) Primarily represents the gross-up portion of the deferred income tax (on the excess-deferred-tax regulatory liability) brought about by the Tax Cuts and Jobs Act's reduction of the federal income tax rate.

The current and deferred components of income tax expense are as follows:

| | AWR | | |
| | Year Ended December 31, | | |
(dollars in thousands)	2025	2024	2023
Current			
Federal	$ 25,177	$ 19,680	$ 26,327
State	10,579	8,451	10,489
Total current tax expense	$ 35,756	$ 28,131	$ 36,816
Deferred			
Federal	$ 4,696	$ 1,656	$ 4,157
State	(1,096)	386	626
Total deferred tax (benefit) expense	3,600	2,042	4,783
Total income tax expense	$ 39,356	$ 30,173	$ 41,599

| | GSWC | | |
| | Year Ended December 31, | | |
(dollars in thousands)	2025	2024	2023
Current			
Federal	$ 20,287	$ 13,570	$ 22,564
State	9,334	6,551	10,176
Total current tax expense	$ 29,621	$ 20,121	$ 32,740
Deferred			
Federal	$ 2,442	$ 1,362	$ 2,867
State	(513)	1,386	82
Total deferred tax (benefit) expense	1,929	2,748	2,949
Total income tax expense	$ 31,550	$ 22,869	$ 35,689

Registrant adopted ASU 2023-09, *Improvements to Income Tax Disclosures*, as described in Note 1. The following are reconciliations of Registrant's tax at the federal statutory rate to the effective income tax rates for the years ended December 31, 2025, 2024, 2023 (in thousands, except percentages):

	AWR					
	Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. federal statutory tax rate	$35,658	21.0%	$31,383	21.0%	$34,969	21.0%
Increase (decrease) in taxes resulting from:						
State income tax, net of federal benefit*	7,664	4.5%	6,508	4.4%	9,785	5.9%
Tax credits	(68)	—%	(69)	—%	(71)	—%
Nontaxable or nondeductible items	545	0.3%	508	0.3%	548	0.3%
Other adjustments:						
Excess deferred tax amortization	(608)	(0.4)%	(1,467)	(1.0)%	(1,648)	(1.0)%
Flow-through on removal costs	(3,721)	(2.2)%	(3,096)	(2.1)%	(2,255)	(1.4)%
Excess deferred tax adjustment - change in estimate	—	—%	(5,015)	(3.4)%	—	—%
Other – net	(114)	—%	1,421	1.0%	271	0.2%
Effective income tax rate	$39,356	23.2%	$30,173	20.2%	$41,599	25.0%

* California income tax is greater than 50% of all state taxes in this rate reconciliation.

	GSWC					
	Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. federal statutory tax rate	$27,824	21.0%	$24,640	21.0%	$29,063	21.0%
Increase (decrease) in taxes resulting from:						
State income tax, net of federal benefit**	7,159	5.4%	5,772	4.9%	9,169	6.6%
Tax credits	(68)	(0.1)%	(69)	(0.1)%	(71)	(0.1)%
Nontaxable or nondeductible items	638	0.5%	582	0.5%	597	0.4%
Other adjustments:						
Excess deferred tax amortization	(527)	(0.4)%	(1,491)	(1.3)%	(1,681)	(1.2)%
Flow-through on removal costs	(3,393)	(2.5)%	(3,029)	(2.6)%	(2,225)	(1.6)%
Excess deferred tax adjustment - change in estimate	—	—%	(5,015)	(4.3)%	—	—%
Other – net	(83)	(0.1)%	1,479	1.4%	837	0.7%
Effective income tax rate	$31,550	23.8%	$22,869	19.5%	$35,689	25.8%

** California income tax is 100% of the state tax effect in this rate reconciliation.

AWR and GSWC ETRs differ from the federal corporate statutory tax rate of 21% primarily due to (i) state taxes; (ii) permanent differences, including certain tax effects from stock compensation; (iii) the ongoing amortization of the excess deferred income tax liability; and (iv) differences between book and taxable income that are treated as flowed-through adjustments in accordance with regulatory requirements (principally from plant, rate-case, and compensation-related items). As regulated utilities, GSWC and BVES treat certain temporary differences as being flowed through to customers in computing their income tax expense consistent with the income tax method used in their CPUC-jurisdiction rate making. Flowed-through items either increase or decrease tax expense and thus impact the ETR.

Furthermore, in connection with the 2017 Tax Cuts and Jobs Act, GSWC was required to remeasure its cumulative deferred income tax balances in 2017 to reflect the impact of the reduction in the corporate income tax rate from 35% to 21%, which resulted in excess deferred income taxes that were recorded as regulatory liabilities representing estimated amounts to be refunded to customers (Note 3). On January 30, 2025, the CPUC issued a final decision in connection with GSWC's latest general rate case that, among other things, adopted a settlement agreement between GSWC and Cal Advocates, which excluded from customer rates certain excess deferred income tax balances generated by activities outside of ratemaking that were previously recorded as regulatory liabilities. Because of the final CPUC decision, GSWC recorded an income tax benefit of $5 million in 2024 to reflect a change in estimate that decreased its regulatory liabilities (Note 3) associated with excess deferred income tax balances as of December 31, 2024.

The following table sets forth income taxes paid, net of refunds, during the years ended December 31, 2025, 2024, and 2023 are as follows:

| | AWR | | |
| | Year Ended December 31, | | |
(dollars in thousands)	2025	2024	2023
Federal	$24,660	$19,382	$22,830
California	9,220	7,418	10,768
Other States	1,125	1,050	1,084
Total	$35,005	$27,850	$34,682

| | GSWC | | |
| | Year Ended December 31, | | |
(dollars in thousands)	2025	2024	2023
Federal	$19,798	$15,567	$19,543
California	9,126	7,273	12,082
Total	$28,924	$22,840	$31,625

AWR and GSWC had no unrecognized tax benefits at December 31, 2025, 2024 and 2023.

Registrant's policy is to classify interest on income tax over/underpayments in interest income/expense and penalties in "other" expenses. Registrant did not have any material interest receivables/payables from/to taxing authorities as of December 31, 2025 and 2024, nor did it recognize any material interest income/expense or accrue any material tax-related penalties during the years ended December 31, 2025, 2024 and 2023.

Registrant files federal, California and various other state income tax returns. AWR's 2021-2023 tax years remain subject to examination/assessment by the Internal Revenue Service. AWR filed refund claims with the California Franchise Tax Board ("FTB") for the 2005 through 2020 tax years in connection with prior federal refund claims, other state issues, or both, and the FTB continues to review the claims. While the statute of limitations to assess tax has closed through the tax year 2019, the 2020–2023 tax years remain subject to examination/assessment by the FTB.

Note 12 — Employee Benefit Plans

Pension and Post-Retirement Medical Plans:

Registrant maintains a defined benefit pension plan (the "Pension Plan") that provides eligible employees (those aged 21 and older, hired before January 1, 2011) monthly benefits upon retirement based on average salaries and length of service. The eligibility requirement to begin receiving these benefits is 5 years of vested service. The normal retirement benefit is equal to 2% of the 5 highest consecutive years' average earnings multiplied by the number of years of credited service, up to a maximum of 40, reduced by a percentage of primary Social Security benefits. There is also an early retirement option. Annual contributions are made to the Pension Plan, which comply with the funding requirements of the Employee Retirement Income Security Act ("ERISA"). At December 31, 2025, Registrant had 868 participants in the Pension Plan.

Employees hired or rehired after December 31, 2010 are eligible to participate in a defined contribution plan. Registrant's existing 401(k) Investment Incentive Program was amended to include this defined contribution plan. Under this plan, Registrant provides a contribution ranging from 3% to 5.25% of eligible pay each pay period into investment vehicles offered by the plan's trustee. Full vesting under this plan occurs upon 3 years of service. Employees hired before January 1, 2011 continue to participate in and accrue benefits under the terms of the Pension Plan.

Registrant also provides post-retirement medical benefits for all active employees hired before February of 1995 through a medical insurance plan. Eligible employees, who retire prior to age 65, and/or their spouses, are able to retain the benefits under the plan for active employees until reaching age 65. Eligible employees upon reaching age 65, and those eligible employees retiring at or after age 65, and/or their spouses, receive coverage through a Medicare supplement insurance policy paid for by Registrant subject to an annual cap limit. Registrant's post-retirement medical plan does not provide prescription drug benefits to Medicare-eligible employees and is not affected by the Medicare Prescription Drug Improvement and Modernization Act of 2003.

In accordance with the accounting guidance for the effects of certain types of regulation, Registrant has established a regulatory asset or liability for its underfunded or overfunded position, respectively, in its pension and post-retirement medical plans that is expected to be recovered through rates in future periods. The changes in actuarial gains and losses, prior service costs and transition assets or obligations are tracked and recognized as an adjustment to the regulatory account as these amounts are recognized as components of net periodic pension cost each year and in the rate-making process.

The following table sets forth the Pension Plan's and post-retirement medical plan's funded status and amounts recognized in Registrant's balance sheets and the components of net pension cost and accrued liability at December 31, 2025 and 2024:

(dollars in thousands)	Pension Benefits		Post-Retirement Medical Benefits	
	2025	2024	2025	2024
Change in Projected Benefit Obligation:				
Projected benefit obligation at beginning of year	$ 195,485	$ 202,963	$ 1,882	$ 1,965
Service cost	2,886	3,323	107	128
Interest cost	10,766	10,241	90	98
Actuarial (gain) loss	1,943	(10,932)	(132)	(45)
Benefits/expenses paid	(10,359)	(10,110)	(285)	(264)
Projected benefit obligation at end of year	$ 200,721	$ 195,485	$ 1,662	$ 1,882
Changes in Plan Assets:				
Fair value of plan assets at beginning of year	$ 217,162	$ 205,305	$ 14,456	$ 12,827
Actual return on plan assets	33,024	19,066	1,848	1,894
Contributions	3,424	2,902	272	256
Benefits/expenses paid	(10,360)	(10,111)	(557)	(521)
Fair value of plan assets at end of year	$ 243,250	$ 217,162	$ 16,019	$ 14,456
Funded Status:				
Overfunded/(underfunded) amount recognized	$ 42,529	$ 21,677	$ 14,357	$ 12,574

The increase in the overfunded status of the Pension Plan was largely attributed to an increase in plan asset performance.

(dollars in thousands)	Pension Benefits		Post-Retirement Medical Benefits	
	2025	2024	2025	2024
Amounts recognized on the balance sheets:				
Non-current assets	$ 42,529	$ 21,677	$ 14,357	$ 12,574
Current liabilities	—	—	—	—
Non-current liabilities	—	—	—	—
Net amount recognized	$ 42,529	$ 21,677	$ 14,357	$ 12,574
Amounts recognized in regulatory assets (liabilities) consist of:				
Prior service cost (credit)	$ 586	$ 1,020	$ —	$ —
Net loss (gain)	(38,222)	(19,867)	(6,702)	(6,531)
Regulatory assets (liabilities)	(37,636)	(18,847)	(6,702)	(6,531)
Prefunded plan costs	(4,893)	(2,830)	(7,655)	(6,043)
Net liability (asset) recognized	$ (42,529)	$ (21,677)	$ (14,357)	$ (12,574)
Changes in plan assets and benefit obligations recognized in regulatory assets (liabilities):				
Regulatory asset (liability) at beginning of year	$ (18,847)	$ (445)	$ (6,531)	$ (6,272)
Net loss (gain)	(18,355)	(17,968)	(1,337)	(1,371)
New prior service cost	—	—	—	—
Amortization of prior service (cost) credit	(434)	(434)	—	—
Amortization of net gain (loss)	—	—	1,166	1,112
Total change in regulatory asset (liability)	(18,789)	(18,402)	(171)	(259)
Regulatory asset (liability) at end of year	$ (37,636)	$ (18,847)	$ (6,702)	$ (6,531)
Net periodic pension costs	$ 1,361	$ 1,968	$ (1,612)	$ (1,453)
Change in regulatory asset (liability)	(18,789)	(18,402)	(171)	(259)
Total recognized in net periodic pension cost and regulatory asset (liability)	$ (17,428)	$ (16,434)	$ (1,783)	$ (1,712)
Additional year-end information for plans with an accumulated benefit obligation in excess of plan assets:				
Projected benefit obligation	$200,721	$195,485	$1,662	$1,882
Accumulated benefit obligation	$191,661	$186,679	N/A	N/A
Fair value of plan assets	$243,250	$217,162	$16,019	$14,456
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	5.57 %	5.70 %	4.93 %	5.40 %
Rate of compensation increase	*	*	N/A	N/A

*Age-graded ranging from 2.5% to 6.0%.

The components of net periodic pension and post-retirement benefits cost, before allocation to the overhead pool, for 2025, 2024 and 2023 are as follows:

(dollars in thousands, except percent)	Pension Benefits			Post-Retirement Medical Benefits		
	2025	2024	2023	2025	2024	2023
Components of Net Periodic Benefits Cost:						
Service cost	$2,886	$3,323	$3,196	$107	$128	$130
Interest cost	10,766	10,241	10,142	90	98	106
Expected return on plan assets	(12,725)	(12,030)	(10,483)	(643)	(567)	(477)
Amortization of prior service cost (credit)	434	434	434	—	—	—
Amortization of actuarial (gain) loss	—	—	—	(1,166)	(1,112)	(969)
Net periodic pension cost under accounting standards	$1,361	$1,968	$3,289	$(1,612)	$(1,453)	$(1,210)
Regulatory adjustment	—	—	(281)	—	—	—
Total expense recognized, before surcharges and allocation to overhead pool	$1,361	$1,968	$3,008	$(1,612)	$(1,453)	$(1,210)
Weighted-average assumptions used to determine net periodic cost:						
Discount rate	5.70 %	5.16 %	5.41 %	5.40 %	5.04 %	5.34 %
Expected long-term return on plan assets	6.00 %	6.00 %	5.75 %	*	*	*
Rate of compensation increase	**	**	**	N/A	N/A	N/A

*5.75% for union plan and 4.0% for non-union (net of income taxes) in 2024 and 2025 and 5.50% for union plan and 3.9% for non-union (net of income taxes) in 2023.

** Age-graded ranging from 2.5% to 6.0%.

<u>Regulatory Adjustment</u>:

The CPUC authorized GSWC and BVES to track differences between the forecasted annual pension expenses adopted in rates and the actual annual expenses recorded in accordance with the accounting guidance for pension costs in a two-way pension balancing account. During the years ended December 31, 2025 and 2024, GSWC's actual pension expense was lower than the amounts included in water customer rates by $1.5 million and $0.6 million, respectively. Over-collections are recorded as a reduction in revenues. During the year ended December 31, 2023, GSWC's actual expense was higher than the amounts included in water customer rates of $0.3 million. The cumulative amount recorded in GSWC's two-way pension balancing account is included within the pensions and other post-retirement obligations regulatory asset discussed in Note 3.

BVES's actual expense was lower than the amounts included in electric customer rates for 2024 and 2025. As a result of receiving a final decision in its electric general rate case in the fourth quarter of 2024, BVES's actual pension expense is nearly aligned with the amounts included in electric rates, resulting in an insignificant balance in its pension balancing account for the years ended December 31, 2025 and 2024. During the year ended December 31, 2023, BVES's actual expense was lower than the amounts included in electric rates in the amount of $0.3 million.

<u>Plan Funded Status</u>:

The Pension Plan was overfunded at December 31, 2025 and 2024. Registrant's market value of plan assets is equal to the fair value of plan assets. Past volatile market conditions have affected and continue to affect the value of GSWC's trust established to fund future long-term pension benefits. These benefit plan assets and related obligations are measured annually using a December 31 measurement date. Changes in the Pension Plan's funded status will affect the assets and liabilities recorded on the balance sheet in accordance with accounting guidance on employers' accounting for defined benefit pension and other post-retirement plans. Due to Registrant's regulatory recovery treatment, the recognition of the under or overfunded status for the Pension Plan has been offset by a regulatory asset or liability, respectively, pursuant to guidance on the accounting for the effects of certain types of regulation.

Plan Assets:

The assets of the pension and post-retirement medical plans are managed by a third party trustee. The investment policy allocation of the assets in the trust was approved by Registrant's Administrative Committee (the "Committee") for the pension and post-retirement medical funds, which has oversight responsibility for all retirement plans. The primary objectives underlying the investment of the pension and post-retirement plan assets are: (i) attempt to maintain a fully funded status with a cushion for unexpected developments, possible future increases in expense levels and/or a reduction in the expected return on investments; (ii) seek to earn long-term returns that compare favorably to appropriate market indexes, peer group universes and the policy asset allocation index; (iii) seek to provide sufficient liquidity to pay current benefits and expenses; (iv) attempt to limit risk exposure through prudent diversification; and (v) seek to limit costs of administering and managing the plans.

The Committee recognizes that risk and volatility are present to some degree with all types of investments. High levels of risk may be avoided through diversification by asset class, style of each investment manager and sector and industry limits. Investment managers are retained to manage a pool of assets and allocate funds in order to achieve an appropriate, diversified and balanced asset mix. The Committee's strategy balances the requirement to maximize returns using potentially higher-return generating assets, such as equity securities, with the need to control the risk of its benefit obligations with less volatile assets, such as fixed-income securities.

The Committee approves the target asset allocations. Registrant's pension and post-retirement plan weighted-average asset allocations at December 31, 2025 and 2024, by asset category are as follows:

Asset Category	Pension Benefits		Post-Retirement Medical Benefits	
	2025	2024	2025	2024
Actual Asset Allocations:				
Equity securities	57 %	56 %	59 %	59 %
Debt securities	38 %	39 %	40 %	40 %
Real Estate Funds	5 %	5 %	— %	— %
Cash equivalents	— %	— %	1 %	1 %
Total	100 %	100 %	100 %	100 %

Equity securities did not include AWR's Common Shares as of December 31, 2025 and 2024.

Target Asset Allocations:	Pension Benefits	Post-retirement Medical Benefits
Equity securities	60 %	60 %
Debt securities	40 %	40 %
Total	100 %	100 %

The Pension Plan assets are in collective trust funds managed by a management firm appointed by the Committee. The fair value of these collective trust funds is measured using net asset value per share. In accordance with ASU 2015-07 *Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalents)*, the fair value of the collective trust funds is not categorized in the fair value hierarchy as of December 31, 2025 and 2024.

The following tables set forth the fair value, measured by net asset value, of the pension investment assets as of December 31, 2025 and 2024:

		Net Asset Value as of December 31, 2025			
(dollars in thousands)		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Cash equivalents	$	940	—	N/A	N/A
Fixed income fund		93,569	—	Daily	Daily
Equity securities:					
U.S. small/mid cap funds		22,007	—	Daily	Daily
U.S. large cap funds		59,843	—	Daily	Daily
International funds		56,324	—	Daily	Daily
Total equity funds		138,174	—		
Real estate funds		10,567	—	Daily	Daily
Total	$	243,250	—		

		Net Asset Value as of December 31, 2024			
(dollars in thousands)		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Cash equivalents	$	939	—	N/A	N/A
Fixed income fund		84,394	—	Daily	Daily
Equity securities:					
U.S. small/mid cap funds		21,324	—	Daily	Daily
U.S. large cap funds		53,819	—	Daily	Daily
International funds		46,486	—	Daily	Daily
Total equity funds		121,629			
Real estate funds		10,200	—	Daily	Daily
Total	$	217,162	—		

The collective trust funds may be invested or redeemed daily, and generally do not have any significant restrictions to redeem the investments.

As previously discussed in Note 1, the accounting guidance for fair value measurements establishes a framework for measuring fair value and requires fair value measurements to be classified and disclosed in one of three levels. As required by the accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. All equity investments in the post-retirement medical plan are Level 1 investments in mutual funds. The fixed income category includes corporate bonds and notes. The majority of fixed income investments range in maturities from less than 1 to 20 years. The fair values of these investments are based on quoted market prices in active markets.

The following tables set forth by level, within the fair value hierarchy, the post-retirement plan's investment assets measured at fair value as of December 31, 2025 and 2024:

		Fair Value as of December 31, 2025				
(dollars in thousands)		Level 1	Level 2	Level 3		Total
Fair Value of Post-Retirement Plan Assets:						
Cash equivalents	$	188	—	—	$	188
Fixed income		6,339	—	—		6,339
U.S. equity securities		9,492	—	—		9,492
Total investments measured at fair value	$	16,019	—	—	$	16,019

(dollars in thousands)	Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Fair Value of Post-Retirement Plan Assets:				
Cash equivalents	$ 110	—	—	$ 110
Fixed income	5,818	—	—	5,818
U.S. equity securities	8,528	—	—	8,528
Total investments measured at fair value	$ 14,456	—	—	$ 14,456

Plan Contributions:

During 2025, Registrant contributed $3.4 million to its pension plan and did not make a contribution to the post-retirement medical plan. Registrant's contribution to its pension plan in 2026 is not expected to be significant given its current funded status. Registrant's policy is to fund the plans annually at a level which is deductible for income tax purposes and is consistent with amounts recovered in customer rates while also complying with ERISA's funding requirements.

Benefit Payments:

Estimated future benefit payments at December 31, 2025 are as follows (in thousands):

	Pension Benefits	Post-Retirement Medical Benefits
2026	$ 11,766	$ 284
2027	12,267	257
2028	12,825	236
2029	13,467	177
2030	13,872	177
Thereafter	72,940	584
Total	$ 137,137	$ 1,715

Assumptions:

Certain actuarial assumptions, such as the discount rate, long-term rate of return on plan assets, mortality, and the healthcare cost trend rate have a significant effect on the amounts reported for net periodic benefit cost as well as the related benefit obligation amounts.

Discount Rate — The assumed discount rate for pension and post-retirement medical plans reflects the market rates for high-quality corporate bonds currently available. Registrant's discount rates were determined by considering the average of pension yield curves constructed of a large population of high quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

Expected Long-Term Rate of Return on Assets — The long-term rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities, fixed income and other investments. To develop the expected long-term rate of return on assets assumption for the pension plan, Registrant considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. Registrant's policy is to fund the medical benefit trusts based on actuarially determined amounts as allowed in rates approved by the CPUC. Registrant has invested the funds in the post-retirement trusts that are intended to achieve a desired return and minimize amounts necessary to recover through rates. The mix is expected to provide for a return on assets similar to the Pension Plan and to achieve Registrant's targeted allocation. This resulted in the selection of the 5.75% long-term rate of return on assets assumption for the union plan and 4.0% (net of income taxes) for the non-union plan portion of the post-retirement plan.

Mortality — Mortality assumptions are a critical component of benefit obligation amounts and a key factor in determining the expected length of time for annuity payments. Registrant uses the latest mortality tables published by the Society of Actuaries. Accordingly, the benefit obligation amounts as of December 31, 2025 and 2024 have incorporated recent updates to the mortality tables.

Healthcare Cost Trend Rate — The assumed health care cost trend rate for 2025 starts at 6.7% grading down to 3.9% in 2049 and after for those under age 65, and at 7.4% grading down to 3.9% in 2049 and after for those 65 and over. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

Supplemental Executive Retirement Plan:

Registrant has a supplemental executive retirement plan ("SERP") that is intended to restore retirement benefits to certain key employees and officers of Registrant that are limited by Sections 415 and 401(a)(17) of the Internal Revenue Code of 1986, as amended. The Board of Directors approved the establishment of a Rabbi Trust created for the SERP. Assets in a Rabbi Trust can be subject to the claims of creditors; therefore, they are not considered as an asset for purposes of computing the SERP's funded status. As of December 31, 2025, the balance in the Rabbi Trust totaled $48.4 million and is included in Registrant's other property and investments.

All equity investments in the Rabbi Trust are Level 1 (as defined in Note 1) investments in mutual funds. The fixed income category includes corporate bonds and notes. The fair values of these investments are based on quoted market prices in active markets.

The following tables set forth by level, within the fair value hierarchy, the Rabbi Trust investment assets measured at fair value as of December 31, 2025 and 2024:

(dollars in thousands)	Fair Value as of December 31, 2025			
	Level 1	Level 2	Level 3	Total
Fair Value of Assets held in Rabbi Trust:				
Cash equivalents	$ 16	—	—	$ 16
Fixed income securities	19,368	—	—	19,368
Equity securities	29,027	—	—	29,027
Total investments measured at fair value	$ 48,411	—	—	$ 48,411

(dollars in thousands)	Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Fair Value of Assets held in Rabbi Trust:				
Cash equivalents	$ 11	—	—	$ 11
Fixed income securities	16,698	—	—	16,698
Equity securities	24,478	—	—	24,478
Total investments measured at fair value	$ 41,187	—	—	$ 41,187

The following provides a reconciliation of benefit obligations, funded status of the SERP, as well as a summary of significant estimates at December 31, 2025 and 2024:

(dollars in thousands)	2025	2024
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 34,758	$ 33,594
Service cost	722	1,430
Interest cost	1,941	1,706
Actuarial loss (gain)	1,016	(1,028)
Benefits paid	(942)	(944)
Benefit obligation at end of year	$ 37,495	$ 34,758
Changes in Plan Assets:		
Fair value of plan assets at beginning and end of year	—	—
Funded Status:		
Net amount recognized as accrued cost	$ (37,495)	$ (34,758)

(in thousands)	2025	2024
Amounts recognized on the balance sheets:		
Current liabilities	$ (938)	$ (942)
Non-current liabilities	(36,557)	(33,816)
Net amount recognized	$ (37,495)	$ (34,758)
Amounts recognized in regulatory assets consist of:		
Prior service cost	$ —	$ —
Net loss	2,872	1,855
Regulatory assets	2,872	1,855
Unfunded accrued cost	34,623	32,903
Net liability recognized	$ 37,495	$ 34,758
Changes in plan assets and benefit obligations recognized in regulatory assets consist of:		
Regulatory asset at beginning of year	$ 1,855	$ 2,869
Net (gain) loss	1,016	(1,028)
Amortization of prior service credit	—	—
Amortization of net gain (loss)	1	14
Total change in regulatory asset	1,017	(1,014)
Regulatory asset at end of year	$ 2,872	$ 1,855
Net periodic pension cost	$ 2,662	$ 3,122
Change in regulatory asset	1,017	(1,014)
Total recognized in net periodic pension and regulatory asset	$ 3,679	$ 2,108
Additional year-end information for plans with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$ 37,495	$ 34,758
Accumulated benefit obligation	35,732	33,196
Fair value of plan assets	—	—
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	5.47 %	5.66 %
Rate of compensation increase	*	*

* Age graded from 4.0% to 4.5% per year.

The components of SERP expense, before allocation to the overhead pool, for 2025, 2024 and 2023 are as follows:

(dollars in thousands, except percent)	2025	2024	2023
Components of Net Periodic Benefits Cost:			
Service cost	$ 722	$ 1,430	$ 1,248
Interest cost	1,941	1,706	1,644
Amortization of net (gain) loss	(1)	(14)	(34)
Net periodic pension cost	$ 2,662	$ 3,122	$ 2,858
Weighted-average assumptions used to determine net periodic cost:			
Discount rate	5.47 %	5.15 %	5.42 %
Rate of compensation increase	*	*	*

* Age graded from 4.0% to 4.5% per year.

Benefit Payments: Estimated future benefit payments for the SERP at December 31, 2025 are as follows (in thousands):

2026	$	938
2027		3,032
2028		3,003
2029		3,104
2030		3,066
Thereafter		15,449
Total	$	28,592

401(k) Investment Incentive Program:

Registrant has a 401(k) Investment Incentive Program under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager. Registrant's cash contributions to the 401(k) are based upon a percentage of individual employee contributions and for the years ended December 31, 2025, 2024 and 2023 were $3.3 million, $3.0 million and $2.9 million, respectively. The Investment Incentive Program also incorporates the defined contribution plan for employees hired on or after January 1, 2011. The cash contributions to the defined contribution plan for the years ended December 31, 2025, 2024 and 2023 were $2.8 million, $2.5 million and $2.2 million, respectively.

Note 13 — Stock-Based Compensation Plans

Summary Description of Stock Incentive Plans

As of December 31, 2025, AWR had three stock incentive plans: the 2016 stock incentive plan for its employees, and the 2003 and 2023 non-employee directors plans for its Board of Directors, each more fully described below.

2016 Employee Plans — AWR adopted this employee plan, following shareholder approval, to provide stock-based incentive awards in the form of restricted stock units, stock options and restricted stock to employees as a means of promoting the success of Registrant by attracting, retaining and more fully aligning the interests of employees with those of customers and shareholders. The 2016 employee plan also provides for the grant of performance awards. There are no stock options or restricted stock grants currently outstanding. For restricted stock unit awards, the Compensation Committee determines the specific terms, conditions and provisions relating to each restricted stock unit. Each employee who has been granted a time-vested restricted stock unit is entitled to dividend equivalent rights in the form of additional restricted stock units until vesting of the time-vested restricted stock units. In general, time-vested restricted stock units vest over a period of three years. Restricted stock units may also vest upon retirement if the grantee is at least 55 and the sum of the grantee's age and years of service are equal to or greater than 75, or upon death or total disability. In addition, restricted stock units may vest following a change in control if the applicable subsidiary of AWR terminates the grantee other than for cause or the employee terminates employment for good reason. Each restricted stock unit is non-voting and entitles the holder of the restricted stock unit to receive one Common Share.

The Compensation Committee also has the authority to determine the number, amount or value of performance awards, the duration of the performance period or performance periods applicable to the award and the performance criteria applicable to each performance award for each performance period. Each outstanding performance award granted by the Compensation Committee has been in the form of restricted stock units that generally vest over a period of three years as provided in the performance award agreement. The amount of the performance award paid to an employee depends upon satisfaction of performance criteria following the end of a three-year performance period. Performance awards may also vest and be payable upon retirement if the grantee is at least 55 and the sum of the grantee's age and years of service are equal to or greater than 75, or upon death or total disability. In addition, performance awards may vest following a change in control if the applicable subsidiary of AWR terminates the grantee other than for cause or the employee terminates employment for good reason. The amount of the payment for performance awards granted will be at target in the event of death or a termination of employment (other than for cause) by the applicable subsidiary of AWR or termination by the employee for good reason within 24 months after a change in control. In all other circumstances, adjustments will be made to the amount of the payment to take into account the shortened performance period.

2003 and 2023 Directors Plans — The Board of Directors and shareholders of AWR have approved the 2003 and 2023 directors plans in order to provide the non-employee directors with supplemental stock-based compensation to encourage them to increase their stock ownership in AWR. New grants may not be made under the 2003 directors plan. Under the 2023 non-employee directors plan, non-employee directors are entitled to receive restricted stock units in an amount determined by the Board of Directors prior to the meeting; provided that, in no event may that amount be equal to more than two times the then current annual retainer for services as a director divided by the fair market value of AWR's Common Shares on the date preceding the annual meeting. Such units are convertible into AWR's Common Shares 90 days after the grant date.

All non-employee directors of AWR who were directors of AWR at the 2003 annual meeting have also received restricted stock units, which will be distributed upon termination of the director's service as a director.

All restricted stock units and performance awards have been granted with dividend equivalent rights payable in the form of additional restricted stock units.

Recognition of Compensation Expense

Registrant recognizes compensation expense related to the fair value of stock-based compensation awards. Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Immediate vesting occurs if the employee is at least 55 years old and the sum of the employee's age and years of employment is equal to or greater than 75. Registrant assumes that pre-vesting forfeitures will be minimal, and recognizes pre-vesting forfeitures as they occur, which results in a reduction in compensation expense.

The following table presents share-based compensation expenses for the years ended December 31, 2025, 2024 and 2023. These expenses resulting from restricted stock units, including performance awards, are included in administrative and general expenses in AWR's and GSWC's statements of income:

| | AWR | | | GSWC | | |
| | For The Years Ended December 31, | | | For The Years Ended December 31, | | |
(in thousands)	2025	2024	2023	2025	2024	2023
Stock-based compensation related to:						
Restricted stock units	$ 3,559	$ 3,744	$ 3,298	$ 3,131	$ 3,279	$ 2,994
Total stock-based compensation expense	$ 3,559	$ 3,744	$ 3,298	$ 3,131	$ 3,279	$ 2,994

Equity-based compensation cost capitalized as part of utility plant for the years ended December 31, 2025, 2024 and 2023 was approximately $0.5 million, $0.4 million and $0.5 million, respectively, for both AWR and GSWC. For the years ended December 31, 2025, 2024 and 2023, approximately $0.9 million, $0.9 million and $0.8 million, respectively, of tax benefits from stock-based awards were recorded for both AWR and GSWC.

Registrant amortizes stock-based compensation over the requisite (vesting) period for the entire award. Time-vesting restricted stock units vest and become non-forfeitable in installments of 33% the first two years and 34% in the third year, starting one year from the date of the grant. Outstanding performance awards vest and become non-forfeitable in installments of 33% the first two years and 34% in the third year and are distributed at the end of the performance period to the extent that the Compensation Committee determines that the performance criteria set forth in the award agreement have been satisfied.

Restricted Stock Units (Time-Vested) — A restricted stock unit ("RSU") represents the right to receive a share of AWR's Common Shares and are valued based on the fair market value of AWR's Common Shares on the date of grant. The fair value of RSUs were determined based on the closing trading price of Common Shares on the grant date. A summary of the status of Registrant's outstanding RSUs, excluding performance awards, to employees and directors as of December 31, 2025, and changes during the year ended December 31, 2025, is presented below:

	Number of Restricted Share Units	Weighted Average Grant-Date Value
Restricted share units at January 1, 2025	58,291	$ 52.80
Granted	27,135	78.18
Vested	(20,761)	83.57
Forfeited	(470)	77.91
Restricted share units at December 31, 2025	64,195	$ 53.39

As of December 31, 2025, there was approximately $0.7 million of total unrecognized compensation cost related to time-vested restricted stock units granted under AWR's employee stock plans. That cost is expected to be recognized over a weighted average period of 1.51 years.

Restricted Stock Units (Performance Awards) – During the years ended December 31, 2025, 2024 and 2023, the Compensation Committee granted performance awards in the form of restricted stock units to officers of Registrant. A performance award represents the right to receive a share of AWR's Common Shares if the Compensation Committee determines that specified performance goals have been met over the performance period specified in the grant (generally three years). Each grantee of any outstanding performance award may earn between 0% and up to 200% or 250% of the target amount, which varies depending on the target and Registrant's performance against performance goals, which are determined by the Compensation Committee on the date of grant. As determined by the Compensation Committee, the performance awards granted during the years ended December 31, 2025, 2024 and 2023 included various performance-based conditions and one market-based condition related to total shareholder return ("TSR") that will be earned based on Registrant's TSR compared to the TSR for a specific peer group of investor-owned water companies.

A summary of the status of Registrant's outstanding performance awards to officers as of December 31, 2025, and changes during the year ended December 31, 2025, is presented below:

	Number of Performance awards	Weighted Average Grant-Date Value
Performance awards at January 1, 2025	86,508	$ 84.00
Granted	28,946	77.82
Performance criteria adjustment	(10,501)	78.20
Vested	(24,132)	90.72
Performance awards at December 31, 2025	80,821	$ 80.53

A portion of the fair value of performance awards was estimated at the grant date based on the probability of satisfying the market-based condition using a Monte-Carlo simulation model, which assesses the probabilities of various outcomes of the market condition. The portion of the fair value of the performance awards associated with performance-based conditions was based on the fair market value of AWR's Common Shares at the grant date. The fair value of each outstanding performance award grant is amortized into compensation expense in installments of 33% the first two years and 34% in the third year of their respective vesting periods, which is generally over 3 years unless earlier vested pursuant to the terms of the agreement. The accrual of compensation costs is based on the estimate of the final expected value of the award and is adjusted as required for the portion based on the performance-based condition. Unlike the awards with performance-based conditions, for the portion based on the market-based condition, compensation cost is recognized, and not reversed, even if the market condition is not achieved, as required by the accounting guidance for share-based awards. As of December 31, 2025, $0.3 million of unrecognized compensation costs related to performance awards is expected to be recognized over a weighted average period of 1.50 years.

Note 14 - Commitments

GSWC's Water Supply:

GSWC has contracts to purchase water or water rights for an aggregate amount of $2.0 million as of December 31, 2025. Included in the $2.0 million is a commitment of $0.9 million to use water rights from a third party under an agreement, which expires in 2028. The remaining $1.1 million is for commitments for purchased water with other third parties, which expire from 2037 through 2038.

GSWC's estimated future minimum payments under these purchased water supply commitments at December 31, 2025 are as follows (in thousands):

2026	$ 467
2027	467
2028	245
2029	87
2030	87
Thereafter	631
Total	$ 1,984

BVES Commitments:

Purchase Power Contracts:

In July 2023, the CPUC approved a power purchase agreement between BVES and a third party to procure renewable portfolio standard ("RPS") eligible energy and renewable energy credits as a bundled product. BVES began taking power under this long-term contract during the fourth quarter of 2024 which provides for the purchase of electricity during a delivery period from November 1, 2024 through December 31, 2035. In May 2025, the CPUC approved a new power purchase contract between BVES and a third party. The new contract provides for the purchase of electricity during a delivery period from June 1, 2025 through December 31, 2028. As of December 31, 2025, BVES has power purchase commitments under this contract that totals $53.3 million.

Renewables Portfolio Standard:

BVES is subject to the renewables portfolio standard law, which requires BVES to meet certain targets for purchases of energy from qualified renewable energy resources. BVES had an agreement with a third party to purchase RECs whereby BVES agreed to purchase approximately 578,000 RECs over a ten-year period through 2035, which has been used towards BVES meeting California's RPS requirements. On August 5th, 2025, BVES filed a compliance report with the CPUC that covered pre-2025 compliance period, which did not reflect any RPS procurement deficiencies.

BVES executed a contract in March 2023 with a third party to procure RPS eligible energy and RECs as a bundled product. The RECs under this agreement will be delivered following the year in which energy is purchased. BVES has agreed to purchase approximately 587,000 RECs over the eleven-year term of the contract. In addition, BVES has executed additional REC purchase agreements that delivered in 2023 a total of 60,000 RECs, in 2024 a total of 15,000 RECs, and in 2025 a total of 45,000 RECs. As of December 31, 2025, BVES believes that it has purchased sufficient RECs to be in compliance through 2027 and management does not believe any provision for loss or potential penalties is required as of December 31, 2025. The cost of RECS are recorded to the electric supply cost balancing account when retired. BVES has commitments for RECs under contracts totaling $8.8 million as of December 31, 2025.

See Note 16 for Registrant's future minimum payments under long-term non-cancelable operating leases.

Note 15 - Contingencies

Environmental Clean-Up and Remediation at GSWC:

GSWC has been involved in environmental remediation and cleanup at one of its plant sites that contained an underground storage tank, which was used to store gasoline for its vehicles. This tank was removed from the ground in July 1990 along with the dispenser and ancillary piping. Since then, GSWC has been involved in various remediation activities at this site.

As of December 31, 2025, the total amount spent to clean-up and remediate the plant site, since inception of the remediation period, amounted to $6.9 million, of which $1.5 million has been paid by the State of California Underground Storage Tank Fund. Amounts paid by GSWC have been included in rate base and approved by the CPUC for recovery. As of December 31, 2025, GSWC has a regulatory asset and an accrued liability for the estimated remaining cost of $1.3 million to complete the site remediation project. The estimate includes costs for continued activities to monitor groundwater, conduct soil gas sampling, and appropriate decommissioning/destruction of the wells after case closure approval. The ultimate cost may vary depending on additional monitoring or remediation required for case closure. The estimate is based on best available information at this time. Management believes it is probable that the estimated additional costs will continue to be approved in rate base by the CPUC as approved historically.

Contracted Services:

Most of ASUS's contract services are provided to the U.S. government pursuant to the terms of the initial 50-year, firm fixed-price contracts and additional firm fixed-price contracts subject to annual economic price adjustments, and one 15-year contract with the U.S. government. ASUS's subsidiaries also, from time to time, perform construction services on military bases as a subcontractor or pursuant to a task order agreement. Entering into contracts with the U.S. government subjects ASUS and its subsidiaries to potential government audits or investigations of its business practices and compliance with government procurement statutes and regulations.

Other Litigation:

Registrant is also subject to other ordinary routine litigation incidental to its business, some of which may include claims for compensatory and punitive damages. Management believes that rate recovery, proper insurance coverage and reserves are in place to insure against, among other things, property, general liability, employment, and workers' compensation claims incurred in the ordinary course of business. Insurance coverage may not cover certain claims involving punitive damages. Registrant does not believe the outcome from any pending suits or administrative proceedings will have a material effect on Registrant's consolidated results of operations, financial position, or cash flows.

Note 16 — Leases

Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. As of December 31, 2025, Registrant has right-of-use assets of $6.1 million, short-term operating lease liabilities of $2.1 million and long-term operating lease liabilities of $4.4 million. Currently, Registrant does not have any financing leases.

Significant assumptions and judgments made as part of the lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to Registrant over terms similar to the lease terms.

Registrant's leases consist of real estate and equipment leases, which are mostly GSWC's. Most of Registrant's leases require fixed lease payments. Some real estate leases have escalation payments which depend on an index. Variable lease costs were not material. Lease terms used to measure the lease liability include options to extend the lease if the option is reasonably certain to be exercised. Lease and non-lease components were combined to measure lease liabilities.

Registrant's supplemental lease information is as follows (in thousands, except for weighted average data):

	For The Year Ended December 31, 2025	For The Year Ended December 31, 2024
Operating lease costs	$2,589	$2,543
Short-term lease costs	$334	$323
Weighted average remaining lease term (in years)	3.02	3.87
Weighted-average discount rate	4.7%	4.7%
Non-cash transactions		
Lease liabilities arising from obtaining right-of-use assets	$302	$2,210

For the years 2025, 2024 and 2023, Registrant's consolidated rent expense was approximately $2.6 million, $2.6 million and $2.3 million, respectively. Registrant's future minimum payments under long-term non-cancelable operating leases as of December 31, 2025 are as follows (in thousands):

2026	$ 2,315
2027	2,193
2028	1,821
2029	617
2030	—
Thereafter	—
Total lease payments	6,946
Less: imputed interest	478
Total lease obligations	6,468
Less: current obligations	2,062
Long-term lease obligations	$ 4,406

The consolidated operations of AWR and the operations of GSWC in regard to future minimum payments under long-term non-cancelable operating leases are not materially different.

Note 17 - Business Segments

AWR has three reportable segments, water, electric and contracted services. GSWC has one segment, water. On a stand-alone basis, AWR has no material assets other than its equity investments in its subsidiaries, note payables to banks, deferred income taxes and note receivables from an affiliate.

GSWC and BVES are CPUC regulated public utilities with business activities conducted in California. Activities of ASUS and its subsidiaries are conducted in California, Florida, Kansas, Maryland, Massachusetts, New Mexico, North Carolina, South Carolina, Texas and Virginia. Some of ASUS's wholly owned subsidiaries are regulated by the state in which the subsidiary primarily conducts water and/or wastewater operations. Fees charged for operations and maintenance and renewal and replacement services are based upon the terms of the contracts with the U.S. government, which have been filed, as appropriate, with the commissions in the states in which ASUS's subsidiaries are incorporated.

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-07 (Segment Reporting: Improvements to Reportable Segment Disclosures). The new standard enhanced reportable segment disclosures and expanded the disclosures required for reportable segments in annual and interim consolidated financial statements, primarily through enhanced disclosures of significant segment expenses. Registrant adopted the new guidance of this standard on its segment disclosures and have applied the disclosures retrospectively to prior periods presented in the tables below. Registrant evaluates the performance of its reportable segments based on segment net income (loss). Registrant's chief operating decision maker is the chief executive officer. The chief operating decision maker uses segment net income (loss) as a financial measure as part of the annual operating budget and forecasting process to monitor monthly financial activities of its segments. This financial information is reviewed and evaluated by the chief operating decision maker in making segment operating, capital, and business decisions.

The following tables present information by reportable segment and AWR (parent) that reconcile segment net income (loss) to total consolidated net income (loss) and segment assets to total consolidated assets. The utility plant balances are net of respective accumulated provisions for depreciation. The net property, plant and equipment of the electric segment is presented net of Contributions in Aid of Construction (CIAC). Capital additions reflect capital expenditures paid in cash and exclude U.S. government-funded and third-party prime funded capital expenditures for ASUS's subsidiaries and property installed by developers and conveyed to GSWC and BVES.

				For The Year Ended December 31, 2025		
				Total		
			Contracted	Reportable	AWR	Consolidated
(dollars in thousands)	Water	Electric	Services	Segments	Parent	AWR
Operating revenues	$ 464,114	$ 57,217	$ 136,742	$658,073	$ —	$ 658,073
Less:						
Supply costs	133,693	13,192	—	146,885	—	146,885
Other operation	32,181	4,674	10,186	47,041	—	47,041
Administrative and general	66,637	12,601	23,567	102,805	6	102,811
Depreciation and amortization expense **(1)**	40,336	3,856	3,592	47,784	—	47,784
Maintenance	10,286	5,773	5,604	21,663	—	21,663
Property and other taxes	22,617	2,804	2,587	28,008	—	28,008
ASUS construction expense	—	—	60,606	60,606	—	60,606
Segment operating income (loss)	158,364	14,317	30,600	203,281	(6)	203,275
Interest expense	(35,747)	(4,288)	(620)	(40,655)	(6,121)	(46,776)
Interest income	3,245	1,542	809	5,596	54	5,650
Gain (loss) on investments held in a trust	5,511	—	—	5,511	—	5,511
Income tax expense (benefit)	31,550	2,475	7,314	41,339	(1,983)	39,356
Other segment items income (expense) **(2)**	1,123	519	(18)	1,624	514	2,138
Segment net income (loss)	**$ 100,946**	**$ 9,615**	**$ 23,457**	**$134,018**	**$ (3,576)**	**$ 130,442**

				For The Year Ended December 31, 2025		
				Total		
			Contracted	Reportable	AWR	Consolidated
(dollars in thousands)	Water	Electric	Services	Segments	Parent	AWR
Capital additions **(3)**	$ 202,967	$ 27,860	$ 5,995	$236,822	$ —	$ 236,822

(dollars in thousands)	Water	Electric	Contracted Services	Total Reportable Segments	AWR Parent	Consolidated AWR
For The Year Ended December 31, 2024						
Operating revenues	$ 417,410	$ 51,645	$ 126,404	$ 595,459	$ —	$ 595,459
Less:						
Supply costs	111,823	11,357	—	123,180	—	123,180
Other operation	28,349	3,424	9,545	41,318	—	41,318
Administrative and general	64,510	13,241	23,183	100,934	7	100,941
Depreciation and amortization expense (1)	37,187	3,160	3,300	43,647	—	43,647
Maintenance	9,788	5,901	4,566	20,255	—	20,255
Property and other taxes	22,233	2,399	2,459	27,091	—	27,091
ASUS construction expense	—	—	54,544	54,544	—	54,544
Other	—	—	—	—	—	—
Segment operating income (loss)	143,520	12,163	28,807	184,490	(7)	184,483
Interest expense	(38,532)	(3,812)	(2,166)	(44,510)	(5,872)	(50,382)
Interest income	6,018	976	782	7,776	98	7,874
Gain (loss) on investments held in a trust	5,293	—	—	5,293	—	5,293
Income tax expense (benefit)	22,869	2,541	6,699	32,109	(1,936)	30,173
Other segment items income (expense) (2)	1,033	968	(82)	1,919	254	2,173
Segment net income (loss)	**$ 94,463**	**$ 7,754**	**$ 20,642**	**$ 122,859**	**$ (3,591)**	**$ 119,268**

(dollars in thousands)	Water	Electric	Contracted Services	Total Reportable Segments	AWR Parent	Consolidated AWR
For The Year Ended December 31, 2024						
Capital additions **(3)**	$ 197,355	$ 29,980	$ 4,625	$ 231,960	$ —	$ 231,960

(dollars in thousands)	The Year Ended December 31, 2023					
	Water	Electric	Contracted Services	Total Reportable Segments	AWR Parent	Consolidated AWR
Operating revenues	$ 433,473	$ 41,832	$ 120,394	$ 595,699	$ —	$ 595,699
Less:						
Supply costs	120,382	11,554	—	131,936	—	131,936
Other operation	29,064	4,057	7,150	40,271	—	40,271
Administrative and general	59,313	8,745	20,431	88,489	(216)	88,273
Depreciation and amortization expense (1)	35,886	3,256	3,261	42,403	—	42,403
Maintenance	9,906	924	3,388	14,218	—	14,218
Property and other taxes	19,845	2,100	2,101	24,046	—	24,046
ASUS construction expense	—	—	57,912	57,912	—	57,912
Other	(100)	—	—	(100)	—	(100)
Segment operating income (loss)	159,177	11,196	26,151	196,524	216	196,740
Interest expense	(31,283)	(3,298)	(2,127)	(36,708)	(6,054)	(42,762)
Interest income	5,557	1,060	806	7,423	(7)	7,416
Gain (loss) on investments held in a trust	5,008	—	—	5,008	—	5,008
Income tax expense (benefit)	35,689	1,515	6,109	43,313	(1,714)	41,599
Other segment items income (expense) (2)	(62)	36	(125)	(151)	269	118
Segment net income (loss)	**$ 102,708**	**$ 7,479**	**$ 18,596**	**$ 128,783**	**$ (3,862)**	**$ 124,921**

(dollars in thousands)	The Year Ended December 31, 2023					
	Water	Electric	Contracted Services	Total Reportable Segments	AWR Parent	Consolidated AWR
Capital additions (3)	$ 160,939	$ 25,372	$ 2,229	$ 188,540	$ —	$ 188,540

_____

(1)   Depreciation computed on regulated utilities' transportation equipment is recorded in other operating expenses and totaled $1.1 million, $0.6 million and $0.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(2)   Other segment items primarily consist of a) non-service cost components related to GSWC's benefit plans, and b) AFUDC (equity) on certain BVES capital projects while under construction.

(3)   Capital additions reflect capital expenditures paid in cash and exclude U.S. government-funded and third-party prime funded capital expenditures for ASUS's subsidiaries and property installed by developers and conveyed to GSWC and BVES.

The following table reconciles segment net property, plant and equipment to total consolidated assets (in thousands):

	As Of December 31, 2025						
	Water	Electric	Contracted Services	Total Reportable Segments	AWR Parent	Less Eliminations	Consolidated AWR
Total net property, plant and equipment (4)	$ 2,083,684	$ 192,416	$ 20,219	$ 2,296,319	$ —	$ —	$ 2,296,319
Other assets	232,178	61,928	126,437	420,543	1,176,760	(1,178,530)	418,773
Total consolidated assets	$ 2,315,862	$ 254,344	$ 146,656	$ 2,716,862	$ 1,176,760	$ (1,178,530)	$ 2,715,092

	As Of December 31, 2024						
	Water	Electric	Contracted Services	Total Reportable Segments	AWR Parent	Less Eliminations	Consolidated AWR
Total net property, plant and equipment (4)	$ 1,911,369	$ 170,349	$ 17,907	$ 2,099,625	$ —	$ —	$ 2,099,625
Other assets	220,612	50,048	126,279	396,939	1,045,732	(1,042,087)	400,584
Total consolidated assets	$ 2,131,981	$ 220,397	$ 144,186	$ 2,496,564	$ 1,045,732	$ (1,042,087)	$ 2,500,209

(4) The utility plant balances are net of respective accumulated provisions for depreciation.

Note 18 — Allowance for Doubtful Accounts

Registrant's allowance for doubtful accounts is developed based on expected credit losses and other considerations that may impact the customers' ability to pay their bills. The estimate considers customer payment history and trends but also any COVID relief funds that Registrant received.

The CPUC had authorized GSWC and BVES to track incremental costs including bad debt expense in excess of what is included in their respective revenue requirements and costs incurred as a result of the pandemic in COVID-19 related memorandum accounts to be filed with the CPUC for future recovery. On April 10, 2023, the Biden Administration terminated the COVID-19 national emergency. The COVID-19 emergency-related memorandum accounts for GSWC and BVES expired when the COVID-19 national emergency ended. In March 2024, as a result of the Extended Arrearage Program approved by the governor of California, GSWC received $3.5 million in COVID-19 relief funds from the State of California to provide assistance to customers for delinquent water customer bills incurred during the pandemic. Pursuant to CPUC requirements, as of December 31, 2023, GSWC reflected these relief funds as a reduction to its COVID-19 memorandum accounts, as well as a reduction to its estimated allowance for doubtful accounts. There were no similar relief funds received during 2025.

Other accounts receivable consist primarily of amounts due from third parties (non-utility customers) for various reasons, including amounts due from contractors, amounts due under settlement agreements, and amounts due from other third-party prime government contractors pursuant to agreements for construction of water and/or wastewater facilities for such third-party prime contractors.

The table below presents Registrant's provision for doubtful accounts charged to expense and accounts written off, net of recoveries. Provisions included in 2025, 2024 and 2023 for AWR and GSWC are as follows:

| | AWR | | |
| | December 31, | | |
(dollars in thousands)	2025	2024	2023
Balance at beginning of year	$ 3,678	$ 3,590	$ 4,440
Provision charged	2,377	1,717	932
Accounts written off, net of recoveries (1)	(2,282)	(1,629)	(1,782)
Balance at end of year	$ 3,773	$ 3,678	$ 3,590
Allowance for doubtful accounts related to accounts receivable-customer	$ 3,642	$ 3,568	$ 3,537
Allowance for doubtful accounts related to other accounts receivable	131	110	53
Total allowance for doubtful accounts	$ 3,773	$ 3,678	$ 3,590

| | GSWC | | |
| | December 31, | | |
(dollars in thousands)	2025	2024	2023
Balance at beginning of year	$ 3,478	$ 3,447	$ 4,196
Provision charged	1,838	1,366	754
Accounts written off, net of recoveries (1)	(1,952)	(1,335)	(1,503)
Balance at end of year	$ 3,364	$ 3,478	$ 3,447
Allowance for doubtful accounts related to accounts receivable-customer	$ 3,233	$ 3,368	$ 3,394
Allowance for doubtful accounts related to other accounts receivable	131	110	53
Total allowance for doubtful accounts	$ 3,364	$ 3,478	$ 3,447

(1) Reflects consideration of government relief funds received in 2024 from the state of California for unpaid customer water utility bills incurred during the pandemic. A total of $3.5 million was received in 2024 for unpaid customer water utility bills.

Note 19 — Supplemental Cash Flow Information

The following table sets forth non-cash financing and investing activities and other cash flow information (in thousands).

	AWR			GSWC		
	December 31,			December 31,		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
Interest Paid:						
Interest paid, net of capitalized interest	$ 46,050	$ 50,347	$ 39,367	$ 35,547	$ 37,994	$ 28,099
Non-Cash Transactions:						
Accrued payables for investment in utility plant	39,363	49,600	34,906	36,311	44,256	33,465
Property installed by developers and conveyed (1)	24,169	9,840	4,690	24,169	9,840	4,690

(1) The 2025 balance includes $10.7 million related to the initial installation and conveyance of water and wastewater system assets from a developer as a result of an approval from the CPUC related to GSWC's transaction to purchase water and wastewater system assets from a developer (Note 1).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a)   Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that the disclosure controls and procedures of AWR and GSWC were effective as of the end of the period covered by this annual report.

(b)   Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that the internal control over financial reporting of AWR and GSWC was effective as of December 31, 2025.

(c)   Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting of AWR as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(d)   Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d(f) under the Exchange Act) of AWR and GSWC that occurred during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Certain of our officers have made, and may from time to time make, elections to participate in our 401(k) plan or our common share purchase and dividend reinvestment plan, which may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K). During the quarter ended December 31, 2025, no officer or director adopted, terminated, or modified any Rule 10b5-1 plans or non-Rule 10b5-1 plans.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information responsive to Part III, Item 10 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the captions therein entitled: (i) "Proposal 1: Election of Directors"; (ii) "Executive Officers"; (iii) "Governance of the Company"; (iv) "Stock Ownership"; (v) "Nominating and Governance Committee"; (vi) "Audit and Finance Committee;" (vii) "What are the terms of our insider trading policy?"; and (viii) "Obtaining Additional Information From Us" and is incorporated herein by reference pursuant to General Instruction G(3).

Item 11. Executive Compensation

Information responsive to Part III, Item 11 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the captions therein entitled: (i) "Proposal 1: Election of Directors"; (ii) "Executive Officers;" (iii) "Governance of the Company" and (iv) "Compensation Committee" and is incorporated herein by reference pursuant to General Instruction G(3).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information responsive to Part III, Item 12 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the captions entitled "Stock Ownership" and "Securities Authorized for Issuance under Equity Compensation Plans" are incorporated herein by reference pursuant to General Instruction G(3).

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information responsive to Part III, Item 13 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the caption therein entitled "Governance of the Company" and is incorporated herein by reference pursuant to General Instruction G(3).

Item 14. Principal Accounting Fees and Services

Information responsive to Part III, Item 14 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the caption therein entitled "Proposal 3: Ratification of Auditors" and is incorporated herein by reference pursuant to General Instruction G(3).

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. Reference is made to the Financial Statements incorporated herein by reference to Part II, Item 8 hereof.

2. Schedule I — Condensed Financial Information of American States Water Company Parent at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. Schedules II, III, IV, and V are omitted as they are not applicable.

See page 129.

3. Reference is made to Item 15(b) of this Annual Report on Form 10-K.

(b) Exhibits:

3.1	Amended and Restated By-Laws of American States Water Company incorporated by reference to Exhibit 3.1 of Registrant's Form 10-Q filed for September 30, 2023
3.2	By-laws of Golden State Water Company incorporated by reference to Exhibit 3.2 of Registrant's Form 8-K filed May 13, 2011 (File No. 1-14431)
3.3	Amended and Restated Articles of Incorporation of American States Water Company, as amended, incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed June 19, 2013
3.4	Restated Articles of Incorporation of Golden State Water Company, as amended, incorporated herein by reference to Exhibit 3.1 of Registrant's Form 10-Q for the quarter ended September 30, 2005 (File No. 1-14431)
4.1	Indenture, dated September 1, 1993 between Golden State Water Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, as supplemented, incorporated herein by reference to Exhibit 4.01 of Golden State Water Company Form S-3 filed December 12, 2008 (File No. 333-156112)
4.2	Description of Common Shares incorporated by reference to Exhibit 4.3 to Registrant's Form 10-K for the year ended December 31, 2023
4.3	Description of Debt Securities incorporated by reference to Exhibit 4.4 to Registrant's Form 10-K for the year ended December 31,2021
10.1	Second Sublease dated October 5, 1984 between Golden State Water Company and Three Valleys Municipal Water District incorporated herein by reference to Registrant's Registration Statement on Form S-2, Registration No. 33-5151
10.2	Water Supply Agreement dated as of June 1, 1994 between Golden State Water Company and Central Coast Water Authority incorporated herein by reference to Exhibit 10.15 of Registrant's Form 10-K with respect to the year ended December 31, 1994 (File No. 1-14431)
10.3	2003 Non-Employee Directors Stock Purchase Plan, as amended, incorporated herein by reference to Exhibit 10.4 to Registrant's Form 8-K filed on May 20, 2015 (File No. 1-14431) (2)
10.4	Change in Control Agreement between American States Water Company or a subsidiary and certain executives incorporated herein by reference to Exhibit 10.6 to Registrant's Form 10-K for the year ended December 31, 2022 (2)
10.5	Golden State Water Company Supplemental Executive Retirement Plan, amended and restated, incorporated herein by reference to Exhibit 10.7 to Registrant's Form 10-Q filed on May 2, 2022 (2)
10.6	Credit Agreement of American States Water Company dated June 28, 2023, as amended , incorporated by reference to Exhibit 10.8 to Registrant's Form 10-Q filed for September 30, 2023
10.7	Officer Relocation Policy incorporated herein by reference to Exhibit 10.5 to Registrant's Form 8-K filed on July 31, 2009 (2)
10.8	Credit Agreement of Golden State Water Company dated June 28, 2023 incorporated by reference to Registrant's Form 8-K filed on July 5, 2023
10.9	2016 Stock Incentive Plan incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on May 19, 2016 (2)
10.10	2023 Non-Employee Directors Plan incorporated by reference herein to Exhibit 10.1 to Registrant's Form 8-K filed on May 26, 2023 (2)
10.11	Form of Restricted Stock Unit Award Agreement for officers with respect to time-vested restricted stock awards under the 2016 Stock Incentive Plan after December 31, 2017 incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on November 3, 2017 (2)

10.12	Form of 2025 Performance Award Agreement incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on March 14, 2025 (2)
10.13	Form of 2024 Performance Award Agreement incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed March 15, 2024 (2)
10.14	Form of 2023 Performance Award Agreement incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed February 10, 2023 (2)
10.15	Form of Indemnification Agreement for directors and officers incorporated by reference to Exhibit 10.24 to Registrant's Form 10-K for the year ended December 31, 2022 (2)
10.16	2025 Short-Term Incentive Program incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed on March 28, 2025 (2)
10.17	Form of Award Agreement for 2025 Short-Term Incentive Program incorporated by reference to Exhibit 10.2 of Registrant's Form 8-K filed on March 28, 2025 (2)
10.18	Amendment No. 1 to Credit Agreement of Golden State Water Company dated June 28, 2023, incorporated by reference to Exhibit 10.26 of Registrant's Form 10-Q filed on May 7, 2025
10.19	Amendment No. 2 to Credit Agreement of American States Water Company dated June 28, 2023, incorporated by reference to Exhibit 10.27 of Registrant's Form 10-Q filed on May 7, 2025
10.20	Amendment No. 3 to Credit Agreement of American States Water Company dated June 28, 2023, incorporated by reference to Exhibit 10.28 of Registrant's Form 10-Q filed on May 7, 2025
19.1	Insider Trading Policy (1)
21	Subsidiaries of Registrant (1)
23.1	Consent of Independent Registered Public Accounting Firm for AWR (1)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for AWR (1)
31.1.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for GSWC (1)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for AWR (1)
31.2.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for GSWC (1)
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)
97.1	Policy Regarding the Recoupment of Certain Performance-Based Compensation Payments revised October 31, 2023 incorporated by reference to Exhibit 10.9 to Registrant's Form 10-Q filed for September 30, 2023
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema (3)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (3)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (3)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (3)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (3)
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, Registrant has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of Registrant and its subsidiaries because the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of Registrant and its subsidiaries on a consolidated basis. Registrant agrees to furnish a copy of such agreements to the Commission upon request.

(c) See Item 15(a)(2)

---

(1)	Filed concurrently herewith
(2)	Management contract or compensatory arrangement
(3)	Furnished concurrently herewith

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN STATES WATER COMPANY ("AWR"):

By: /s/ EVA G. TANG

Eva G. Tang

Senior Vice President-Finance, Chief Financial
Officer, Treasurer and Corporate Secretary

GOLDEN STATE WATER COMPANY ("GSWC"):

By: /s/ EVA G. TANG

Eva G. Tang

Senior Vice President-Finance, Chief Financial
Officer and Secretary

Date: February 18, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Registrants and in the capacities and on the dates indicated.

	Date:
/s/ ANNE M. HOLLOWAY	February 18, 2026
Anne M. Holloway	
Chair of the Board and Director of AWR and GSWC	
/s/ ROBERT J. SPROWLS	February 18, 2026
Robert J. Sprowls	
Principal Executive Officer, President and Chief Executive Officer of AWR and GSWC and Director of AWR and GSWC	
/s/ EVA G. TANG	February 18, 2026
Eva G. Tang	
Principal Financial and Accounting Officer, Senior Vice President-Finance, Chief Financial Officer, Treasurer and Corporate Secretary of AWR; and Principal Financial and Accounting Officer, Senior Vice President-Finance, Chief Financial Officer and Secretary of GSWC	
/s/ DIANA M. BONTÁ	February 18, 2026
Diana M. Bontá	
Director of AWR and GSWC	
/s/ STEVEN D. DAVIS	February 18, 2026
Steven D. Davis	
Director of AWR and GSWC	
/s/ THOMAS A. EICHELBERGER	February 18, 2026
Thomas A. Eichelberger	
Director of AWR and GSWC	
/s/ ROGER M. ERVIN	February 18, 2026
Roger M. Ervin	
Director of AWR and GSWC	
/s/ MARY ANN HOPKINS	February 18, 2026
Mary Ann Hopkins	
Director of AWR and GSWC	
/s/ C. JAMES LEVIN	February 18, 2026
C. James Levin	
Director of AWR and GSWC	
/s/ CAROLINE A. WINN	February 18, 2026
Caroline A. Winn	
Director of AWR and GSWC	

AMERICAN STATES WATER COMPANY
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT
CONDENSED BALANCE SHEETS

	December 31,	
(in thousands)	2025	2024
Assets		
Cash and equivalents	$ 626	$ 5,913
Prepayment and other current assets	202	—
Income taxes receivable	—	51
Note receivables from affiliate	10,000	22,004
Total current assets	10,828	27,968
Investments in subsidiaries	1,154,040	1,006,781
Deferred taxes and other assets	11,892	10,983
Total assets	$ 1,176,760	$ 1,045,732
Liabilities and Capitalization		
Income taxes payable	4,617	3,281
Other liabilities	162	235
Total current liabilities	4,779	3,516
Notes payable to bank	124,000	120,000
Deferred taxes and other liabilities	2,400	2,165
Total other liabilities	126,400	122,165
Common shareholders' equity	1,045,581	920,051
Total capitalization	1,045,581	920,051
Total liabilities and capitalization	$ 1,176,760	$ 1,045,732

The accompanying condensed notes are an integral part of these condensed financial statements.

AMERICAN STATES WATER COMPANY
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT
CONDENSED STATEMENTS OF INCOME

		For the Years Ended December 31,				
(In thousands, except per share amounts)		2025		2024		2023
Operating revenues and other income	$	—	$	—	$	—
Operating expenses and other expenses		5,559		5,527		5,576
Loss before equity in earnings of subsidiaries and income taxes		(5,559)		(5,527)		(5,576)
Equity in earnings of subsidiaries		134,018		122,859		128,783
Income before income taxes		128,459		117,332		123,207
Income tax benefit		(1,983)		(1,936)		(1,714)
Net income	$	130,442	$	119,268	$	124,921
Weighted Average Number of Common Shares Outstanding		38,550		37,464		36,976
Basic Earnings Per Common Share	$	3.37	$	3.17	$	3.37
Weighted Average Number of Diluted Common Shares Outstanding		38,673		37,583		37,077
Fully Diluted Earnings per Common Share	$	3.37	$	3.17	$	3.36
Dividends Paid Per Common Share	$	1.939	$	1.791	$	1.655

The accompanying condensed notes are an integral part of these condensed financial statements.

AMERICAN STATES WATER COMPANY
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT
CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
(in thousands)	2025	2024	2023
Cash Flows From Operating Activities	$ 54,302	$ 47,069	$ 67,041
Cash Flows From Investing Activities:			
Loans (made to)/repaid from, wholly-owned subsidiaries	12,000	17,000	121,000
Increase in investment of subsidiary	(67,992)	(62,000)	(10,000)
Net cash provided (used)	(55,992)	(45,000)	111,000
Cash Flows From Financing Activities:			
Proceeds from issuance of Common Shares, net of issuance costs	67,061	88,814	—
Net changes in notes payable to banks	4,000	(21,500)	(113,392)
Dividends paid	(74,658)	(67,017)	(61,195)
Net cash provided (used)	(3,597)	297	(174,587)
Net change in cash and cash equivalents	(5,287)	2,366	3,454
Cash and equivalents at beginning of period	5,913	3,547	93
Cash and equivalents at the end of period	$ 626	$ 5,913	$ 3,547

The accompanying condensed notes are an integral part of these condensed financial statements.

AMERICAN STATES WATER COMPANY
NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT

Note 1 — Basis of Presentation

The accompanying condensed financial statements of AWR (parent) should be read in conjunction with the consolidated financial statements and notes thereto of American States Water Company and subsidiaries ("Registrant") included in Part II, Item 8 of this Form 10-K. AWR's (parent) significant accounting policies are consistent with those of Registrant and its wholly owned subsidiaries, Golden State Water Company ("GSWC"), Bear Valley Electric Service, Inc. ("BVES") and American States Utility Services, Inc. ("ASUS"), except that all subsidiaries are accounted for as equity method investments.

Related-Party Transactions:

As further discussed in *Note 2 — Notes Payable to Banks*, AWR (parent) currently has access to a $195.0 million syndicated credit facility. AWR (parent) borrows under this facility and provides funds to ASUS in support of their operations and itself. Any amounts owed to AWR (parent) for borrowings under this facility are reflected as intercompany note receivables on the Condensed Balance Sheets. The interest rate charged to its subsidiaries is sufficient to cover AWR (parent)'s interest cost under the credit facility.

AWR may, from time to time, also make equity investments in its subsidiaries in support of their operations as described below.

During 2025 and 2024, GSWC issued 4.6250 and 2.7586 Common Shares to AWR (parent) for total proceeds of $62.0 million and $40.0 million, respectively. GSWC used the proceeds from the stock issuances to pay down outstanding borrowings under its revolving credit facility and to fund its ongoing operations and capital expenditures.

During 2025 and 2024, BVES issued 3.33 and eleven Common Shares to AWR (parent) for total proceeds of $6.0 million and $22.0 million, respectively. BVES used the proceeds from the stock issuance to pay down outstanding borrowings under its revolving credit facility and to fund its ongoing operations and capital expenditures.

In January 2023, GSWC issued $130.0 million in unsecured long-term notes in a private placement. GSWC used the proceeds from both the issuance of equity and long-term debt to pay-off all intercompany borrowings from AWR (parent).

AWR (parent) guarantees performance of ASUS's contracts with the U.S. government and agrees to provide necessary resources, including financing, which are necessary to assure the complete and satisfactory performance of such contracts.

Note 2 — Note Payable to Banks

On June 28, 2023, AWR (parent) entered into a new credit agreement with a term of five years provided by a syndicate of banks and financial institutions. The credit agreement, as amended on May 6, 2025, is now scheduled to mature in June 2029. In addition, as part of its amendment, AWR expanded its credit facility borrowing capacity from $165.0 million to $195.0 million through an existing bank from the original syndicate group and the addition of a new bank to the existing syndicate group participating in AWR's credit facility. AWR's credit facility is primarily used to provide support to AWR (parent) and ASUS. As of December 31, 2025, the credit agreements provided AWR unsecured revolving credit facilities with borrowing capacities of $195.0 million. Under the terms of the credit agreements, as of December 31, 2025, the borrowing capacities for AWR may be expanded up to an additional $30.0 million, subject to the lenders' approval.

Loans may be obtained under the credit facilities at the option of AWR (parent) and bear interest at rates based on either a base rate plus an applicable margin or an adjusted term SOFR determined by the SOFR administrator, currently the Federal Reserve Bank of New York, plus an applicable margin. The applicable margin depends upon AWR's credit ratings.

As of December 31, 2025, outstanding borrowings under its credit facility of $124.0 million have been classified as a non-current liability on its Condensed Balance Sheet.

The credit agreement contains affirmative and negative covenants and events of default customary for credit facilities of this type, including, among other things, affirmative covenants relating to compliance with law and material contracts, and negative covenants relating to additional indebtedness, liens, investments, restricted payments and asset sales by AWR (parent) and its subsidiaries, other than BVES. AWR (parent) is not permitted to have a consolidated total capitalization ratio (as defined in the credit agreement), excluding BVES, greater than 0.65 to 1.00 at the end of any quarter. Default under any indebtedness of any subsidiary of AWR (parent), other than BVES, will result in a default under its credit agreement. As of December 31, 2025, AWR (parent) had a debt ratio of 0.48 to 1.00.

AWR (parent)'s borrowing activities (excluding letters of credit) for the years ended December 31, 2025 and 2024 were as follows:

(in thousands, except percent)	December 31,			
	2025		2024	
Balance Outstanding at December 31,	$	124,000	$	120,000
Interest Rate at December 31,		4.82 %		5.44 %
Average Amount Outstanding	$	119,596	$	122,896
Weighted Average Annual Interest Rate		5.35 %		6.29 %
Maximum Amount Outstanding	$	144,000	$	145,500

Note 3 — Income Taxes

AWR (parent) receives a tax benefit for expenses incurred at the parent-company level. AWR (parent) also recognizes the effect of AWR's consolidated California unitary apportionment, which is beneficial or detrimental depending on a combination of the profitability of AWR's consolidated non-California activities as well as the proportion of its consolidated California sales to total sales.

Note 4 — Dividend from Subsidiaries

Cash dividends in the amounts of $57.5 million, $51.1 million and $71.4 million were paid to AWR (parent) by its wholly owned subsidiaries during the years ended December 31, 2025, 2024 and 2023, respectively.

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BOARD OF DIRECTORS

AMERICAN STATES WATER COMPANY
AND GOLDEN STATE WATER COMPANY

Anne M. Holloway
(Chair of the Board of Directors)
Retired, Partner
Navigant Consulting, Inc.
Director since 1998
Non-voting ex-officio member
of all committees

Diana M. Bontá (C, N&G)
(Chair of the Nominating and
Governance Committee)
Retired, President & CEO
The Bontá Group
Director since 2007

Steven D. Davis (A&F)
(Chair of the Audit and Finance Committee)
Retired, Corporate Group President, Utilities
Sempra
Director since 2021

Thomas A. Eichelberger (A&F, AS)
Retired, Audit Partner at Deloitte
& Touche LLP
Director since 2023

Roger M. Ervin (C, AS)
Retired, President and Chief Executive Officer of
Blumont, Inc.
Director since 2023

Mary Ann Hopkins (C, AS)
(Chair of the ASUS Committee)
Retired, Chief Growth Officer
Arcadis NV
Director since 2019

C. James Levin (C, N&G, AS)
(Chair of the Compensation Committee)
Retired, Partner
Winston & Strawn LLP
Director since 2020

Caroline A. Winn (A&F, N&G)
Executive Vice President, Sempra
Director since 2024

Robert J. Sprowls (AS)
President and Chief Executive Officer
Director since 2009

(C) Member – Compensation Committee
(N&G) Member – Nominating and
Governance Committee
(A&F) Member – Audit and Finance Committee
(AS) Member – ASUS Committee

(#) years of service with corporation and
its affiliates

Information as of March 17, 2026

OFFICERS

AMERICAN STATES WATER COMPANY

Robert J. Sprowls (21)
President and Chief Executive Officer

Eva G. Tang (29)
Senior Vice President – Finance, Chief Financial
Officer, Corporate Secretary and Treasurer

Gladys M. Farrow (23)
Assistant Secretary

OFFICERS

GOLDEN STATE WATER COMPANY

Robert J. Sprowls (21)
President and Chief Executive Officer

Paul J. Rowley (18)
Senior Vice President – Regulated Water Utility

Eva G. Tang (29)
Senior Vice President – Finance, Chief Financial
Officer and Secretary

Gladys M. Farrow (23)
Vice President – Finance, Treasurer and Assistant
Secretary

Patrick M. Kubiak (7)
Vice President – Asset Management

Jon G. Pierotti (11)
Vice President – Regulatory Affairs

Sunil K. Pillai (22)
Vice President – Environmental Quality

David R. Schickling (6)
Vice President – Water Operations

BOARD OF DIRECTORS

BEAR VALLEY ELECTRIC SERVICE, INC.

John K. Hawks
(Chair of the Board of Directors)
Retired, Executive Director
California Water Association
Director since 2020

Harry I. Scarborough
Retired, Chief Education Officer/California
Campus President
Northwest Lineman College –
A Division of Quanta Energy Services
Director since 2020

Paul A. Marconi
President, Treasurer and Secretary
Director since 2020

OFFICER

BEAR VALLEY ELECTRIC SERVICE, INC.

Paul A. Marconi (10)
President, Treasurer and Secretary

BOARD OF DIRECTORS

AMERICAN STATES UTILITY
SERVICES, INC. AND SUBSIDIARIES

Mary Ann Hopkins
(Chair of the Board of Directors)
Director since 2022

Anne M. Holloway
Director since 2018

Robert J. Sprowls
President and Chief Executive Officer
Director since 2009

OFFICERS

AMERICAN STATES UTILITY
SERVICES, INC. AND SUBSIDIARIES

Robert J. Sprowls (21)
President and Chief Executive Officer

Christopher H. Connor (4)
Senior Vice President

Eva G. Tang (29)
Senior Vice President – Finance,
Chief Financial Officer and Secretary

Susan P. Miller (12)
Vice President – Operations

Gladys M. Farrow (23)
Treasurer and Assistant Secretary

CORPORATE INFORMATION

SHAREHOLDER ASSISTANCE

For shareholder questions related
to your AWR shares, contact:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Toll Free: (888) 816-6998
www.computershare.com

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
601 South Figueroa Street
Los Angeles, CA 90017

STOCK EXCHANGE

Common shares of American States
Water Company are traded on the New
York Stock Exchange (NYSE) under
the symbol AWR.

INVESTOR INFORMATION FROM THE COMPANY

Call (877) 463-6297 (INFOAWR)
investorinfo@aswater.com
www.aswater.com



American States
Water Company



2025 ANNUAL REPORT

630 EAST FOOTHILL BOULEVARD | SAN DIMAS, CA 91773
909.394.3600 | ASWATER.COM